Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com

RECEIVED
2005 NOV 21 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

05012708

Atlanta
Beijing
Brussels
Hong Kong
London
Los Angeles
Milan
New York
Orange County
Palo Alto
Paris
San Diego
San Francisco
Shanghai
Stamford
Tokyo
Washington, DC

(213) 683-6196
carolyndomen@paulhastings.com

November 17, 2005

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen.:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of August 2 through and including November 1, 2005, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

PROCESSED
NOV 23 2005
THOMSON FINANCIAL

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents

and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

CMD:LE

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED
OR DISTRIBUTED ON OCTOBER 31 & NOVEMBER 1, 2005

1. Interim Flash Report: Consolidated Basis & Non- Consolidated Basis (Results for the FY March 2006 interim period ended September 30, 2005) (Exhibit 1) (English translation attached)

2. Summery of Fiscal Year March 2006 Interim Business Results and Forecast Revision for the Full Year) (Exhibit 2) (English translation attached)

3. FY March 2006 Interim Period Performance Outline (Exhibit 3) (English translation attached)

4. Analyst and Investor Briefing on the First Half of the Fiscal Year Ending March 31, 2006 (April 1, 2005 to September 30, 2005) with Appendix (Exhibit 4) (English translation attached)

5. Notice of Decision to Dissolve Overseas's Subsidiary (Exhibit 5) (English translation attached)

Exhibit 1

平成 18年 3月期　　中間決算短信(連結)

平成 17年 10月 31日

上場会社名　ヤマハ株式会社　　上場取引所　東証第1部
コード番号　7951　　本社所在都道府県
(URL http://www.yamaha.co.jp/)　　静岡県
代表者　役職名　代表取締役社長　氏名　伊藤修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田史生　　TEL (053) 460 - 2141
中間決算取締役会開催日　平成 17年 10月 31日
米国会計基準採用の有無　無

1．17年 9月中間期の連結業績（平成 17年 4月 1日 ～ 平成 17年 9月 30日）

(1)連結経営成績　（百万円未満切捨表示）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年 9月中間期	257,193	△ 4.2	14,367	△ 40.6	21,338	△ 24.6
16年 9月中間期	268,584	0.9	24,200	△ 8.4	28,288	△ 4.9
17年 3月期	534,079		35,695		41,302	

	中間(当期) 純利益		1株当たり中間(当期)純利益	潜在株式調整後1株当たり中間(当期) 純利益
	百万円	%	円 銭	円 銭
17年 9月中間期	16,524	—	80.16	80.08
16年 9月中間期	△ 6,115	—	△ 29.66	—
17年 3月期	19,697		95.06	93.88

(注)①持分法投資損益　17年 9月中間期　8,469百万円　16年 9月中間期　5,603百万円　17年 3月期　9,110百万円
②期中平均株式数（連結）　17年 9月中間期　206,142,726株　16年 9月中間期 206,155,330株　17年 3月期　206,151,010株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
17年 9月中間期	521,751	298,514	57.2	1,448.12
16年 9月中間期	524,656	253,635	48.3	1,230.33
17年 3月期	505,577	275,200	54.4	1,334.51

(注) 期末発行済株式数（連結）　17年 9月中間期　206,139,570株　16年 9月中間期　206,153,318株　17年 3月期 206,144,016株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
17年 9月中間期	△ 9,099	△ 8,929	△ 4,891	29,639
16年 9月中間期	7,823	△ 10,203	12,638	42,019
17年 3月期	39,588	△ 12,896	△ 8,306	50,393

(4)連結範囲及び持分法の適用に関する事項
連結子会社数　93社　持分法適用非連結子会社数　-社　持分法適用関連会社数　3社

(5)連結範囲及び持分法の適用の異動状況
連結（新規）　8社　（除外）　1社　持分法（新規）　1社　（除外）　-社

2．18年 3月期の連結業績予想（ 平成 17年　4月　1日　～　平成 18年　3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	536,500	41,500	29,000

（参考）1株当たり予想当期純利益（通期）　140円 68銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料10ページ～11ページをご参照下さい。

（添付資料）

1．企業集団の状況

当社グループは、当社、子会社106社及び関連会社15社で構成され、楽器事業、ＡＶ・ＩＴ事業、電子機器・電子金属事業、リビング事業、レクリエーション事業及びその他の事業を営んでおります。

各事業における主要製品と主要連結子会社の位置付けは概ね次の通りであります。

尚、事業区分は事業の種類別セグメントと同一であります。

事業区分	主要製品	主要連結子会社
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律	(株)ヤマハミュージック東京他販売子会社10社 Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe G.m.b.H Yamaha Music Central Europe G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響（中国）投資有限公司 天津雅馬哈電子楽器有限公司
ＡＶ・ＩＴ	オーディオ、情報通信機器	ヤマハエレクトロニクスマーケティング(株) Yamaha Electronics Corporation, USA Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing(M)Sdn. Bhd. 雅馬哈楽器音響（中国）投資有限公司
電子機器・電子金属	半導体、特殊合金	ヤマハ鹿児島セミコンダクタ(株) ヤマハメタニクス(株)
リビング	システムキッチン、システムバス、洗面化粧台	ヤマハリビングテック(株)
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営	(株)キロロアソシエイツ他５社
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品	ヤマハファインテック(株)

主要連結子会社名は、複数事業を営んでいる場合、それぞれの事業区分に記載してあります。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。



製造・制作会社等
販売会社等
楽器
(国内連結子会社)
ヤマハサウンドテック㈱
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
山梨工芸㈱
ワイピーウインズ㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
ディーエス㈱
(海外連結子会社)
Yamaha Exporting Inc.
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
Yamaha Music Interactive Inc.
他持分法適用会社1社
Kemble & Company Ltd.
Steinberg Media Technologies G.m.b.H.
台湾山葉楽器製造股分有限公司 (*1)
高雄山葉股分有限公司 (*1)
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
杭州雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
P.T.Yamaha Electronics Manufacturing Indonesia
ヤマハ㈱
(国内連結子会社)
ヤマハミュージックトレーディング㈱
ヤマハピアノサービス㈱
ミュージックリース㈱
㈱ヤマハホール
(海外連結子会社)
Yamaha Corporation of America
Yamaha Artist Services Inc.
Yamaha Music Holding Europe G.m.b.H.
Yamaha Music Central Europe G.m.b.H.
Yamaha Musique France S.A.S.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
雅馬哈貿易（上海）有限公司
功学社山葉楽器股分有限公司 (*1)
(国内連結子会社)
㈱ヤマハミュージック東京 他10社
(海外連結子会社)
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha Music Latin America, S.A.
Yamaha Scandinavia A.B.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music (Asia) Pte.Ltd.
Yamaha Music (Malaysia) Sdn.Bhd. 他3社
Yamaha Music Gulf FZE
雅馬哈楽器音響（中国）投資有限公司
Yamaha Music Korea Ltd.
顧客
AV・IT
(国内連結子会社)
ディーエス㈱
(海外連結子会社)
Yamaha Electronics Manufacturing (M) Sdn.Bhd.
P.T.Yamaha Electronics Manufacturing Indonesia
雅馬哈電子（蘇州）有限公司
ヤマハ㈱
(国内連結子会社)
ヤマハエレクトロニクスマーケティング㈱
(海外連結子会社)
Yamaha Electronics Corporation, USA
Yamaha Elektronik Europa G.m.b.H.
Yamaha Electronique France S.A.S.
Yamaha Electronics (U.K.) Ltd.
Yamaha Electronics Asia Pte.Ltd.
雅馬哈電子貿易（上海）有限公司
電子機器・電子金属
(国内連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
ヤマハハイテックデザイン㈱
ヤマハ㈱
(国内連結子会社)
ヤマハメタニクス㈱
リビング
(国内連結子会社)
ヤマハリビングテック㈱
ヤマハリビングプロダクツ㈱
㈱ジョイエルホーム
レクリエーション
ヤマハ㈱
(国内連結子会社)
㈱キロロアソシエイツ
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
その他
ヤマハ㈱
(国内連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ワイピー設備システム㈱
㈱ヤマハトラベルサービス
日本事務センター㈱
ワイピービデオ㈱
㈱ヤマハビジネスサポート
(国内連結子会社)
ヤマハファインテック㈱
持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ
(＊1) 社名に使用している「分」には正しくはにんべんが付きます。
材料・部品の供給
製品等の供給
サービス等の供給

2．経営方針

（1）経営の基本方針

当社は、音・音楽を原点に培った技術と感性で新たな感動と豊かな文化を世界の人々とともに創り続ける企業として成長を目指します。そのために、経営意思決定のスピードを上げ、技術革新に努め、激変する市場環境への適応力を強化し、常に優れた品質の商品とサービスの開発及び提供を行ってお客様の期待に応えるとともに、経営資源の効果的な活用、業務の合理化・効率化を追求して「グローバルな企業競争力の獲得」に努めてまいります。また、経営の透明性を高め、健全な業績を確保し、適正な成果の蓄積と還元により株主・投資家の信頼に応えていくほか、安全と地球環境への配慮、遵法経営の推進を通して企業市民としての責任を果たしてまいります。

（2）利益配分に関する基本方針

当社は、連結株主資本利益率の向上を念頭において、中期的な連結利益水準をベースに、研究開発・合理化投資など経営基盤強化のために適正な内部留保を行うとともに安定的な配当を実施することを基本方針としております。

（3）目標とする経営指標

中期経営計画（2005 年３月期～2007 年３月期）においては、2007 年３月期の連結業績数値として、売上高 5,900 億円、営業利益 500 億円、経常利益 520 億円、当期純利益 340 億円、ＲＯＥ 10%、実質有利子負債ゼロを目標にしております。

（4）中長期的な経営戦略及び対処すべき課題

当社は、中期経営計画「ＹＳＤ５０」（ＹＳＤはYAMAHA Sustainable Development（持続的な発展）の頭文字を指し、５０は「500 億円の利益水準＋実質有利子負債ゼロ」の目標を表すものです）において、高水準の利益を安定的に創出し、持続的な発展を可能とする経営構造の実現を目指し、下記の課題に取り組んでまいります。

１．持続的・安定的な高収益構造の確立

全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築いたします。

① 楽器事業

楽器事業では、（1）国内市場の活性化（2）高付加価値商品の拡販（3）中国市場、設備音響市場での成長（4）製造改革（5）人材開発（6）業務プロセス改革を進めてまいります。コンテンツ・メディア事業では、海外での着信メロディー配信ビジネスの拡大、ポータルサイトを活用した新規ビジネスの創出に努めます。

② ＡＶ・ＩＴ事業

ＡＶ・ＩＴ事業では、引き続きホームシアター事業の強化とルーター事業の企業・ＳＯＨＯ向けソリューションビジネスの拡大を図るとともに、新ビジネスユニットの確立による成長戦略を推進してまいります。

③ 電子機器・電子金属事業

電子機器事業では、携帯電話用音源ＬＳＩビジネスの世界シェアの維持と携帯電話用音源ＬＳＩビジネス以外の領域の拡大に努めます。電子金属事業では、製造改革の継続による利益基盤の確立、銅系コネクター材料事業、加工品事業の拡大に努めます。

④ リビング事業

リビング事業では、不採算事業の撤退による事業の選択と集中、低コスト体質の確立、卸営業改革、要員構造改革を進め事業の再構築を行います。

⑤ レクリエーション事業

レクリエーション事業では、各施設の特性を活かした個別施策の推進と品質グレードの向上、安全性強化の徹底を通して早期黒字化を図ってまいります。

⑥ その他事業

ゴルフ事業では「ｉｎｐｒｅｓ」シリーズによるブランドの存在感を確立してまいります。ＦＡ機器及び金型・部品事業では、ＦＡ事業のＩＴ分野・自動車分野での商品開拓、金型・部品事業の損益分岐点の引き下げとマグネシウム部品事業の新分野開拓を進めてまいります。自動車用内装部品事業では、商品開発力・製造力・供給力と顧客サービス対応力の強化を図ってまいります。

⑦ 全社施策

全社横断的なコストダウン施策として、調達コストの削減、生産ロス／品質ロスコストの削減を含む製造改革、基幹情報システムの再構築とＳＣＭ強化によるビジネスプロセス革新、ＩＴを活用した全社事務合理化、などを進めてまいります。

2．独創的かつ高品質な商品開発／事業創出

各事業の中高級品市場に注力、ブランドポジションの優位性を高めると同時に、当社グループの総合力を活かした独創的な新規商品の提案及び新規事業創出により新たな需要を開拓いたします。

3．企業の社会的責任（ＣＳＲ）を重視した経営

企業価値／ブランド価値の持続的な増大・発展を目指すために経済面、環境面、社会面での求められる責任を果たすとともに、継続的改善のためのマネジメントシステムを整備してまいります。

（5）コーポレート・ガバナンスの状況

(コーポレート・ガバナンスに関する基本的な考え方)

当社では、コーポレート・ガバナンスの強化を経営の最重要課題の一つととらえ、積極的に取り組んでおります。

「音・音楽を原点に培った技術と感性で新たな感動と豊かな文化を世界の人々とともに創りつづける企業」として、企業価値／ブランド価値の持続的増大・発展を目指すために経済面、環境面、社会面での求められる責任を誠実に果すことが重要であると考えております。

その実現のために、経営上の組織体制や仕組みを整備し、必要な施策を実施するとともに、タイムリーな情報開示により、透明で質の高い経営の実現に取り組むことが、当社のコーポレート・ガバナンスに関する基本的な考え方であります。

(コーポレート・ガバナンスに関する施策の実施状況)

① 会社の機関の基本説明

(取締役・取締役会)

当社の取締役は、平成17年9月30日現在で８名（内、代表取締役２名、社外取締役１名）の構成となっており、原則月一回の取締役会を開催しております。

当社グループの戦略立案、意思決定、部門執行のモニター・指導など、全社経営機能を担っております。直接的な部門執行責任を明確に分離するために執行役員制度を導入し、取締役会を中心とするガバナンス体制の充実を図っております。

(監査役・監査役会)

当社は監査役制度を採用しており、監査役４名（内、社外監査役２名）の構成となっており、原則月一回の監査役会を開催するほか、自らの計画に基づき定期的・網羅的に各執行部門及びグループ会社において監査を実施するとともに、経営会議等の重要会議に参加しております。

会計監査人との連携につきましては、財務諸表監査の経過報告を定例的に受けることにより、会計監査の相当

性の確保に注力しております。

また、常に有効な監査環境が整備されるよう、監査役スタッフとして監査役室を設置しております。

（経営会議）

当社は、随時の全社経営課題に対する討議及び意思統一を目的として、原則月二回の経営会議を開催しております。常勤取締役、上席執行役員を構成メンバーとし、監査役会議長が参加しております。

（執行役員）

当社は、連結グループ経営機能の強化及び取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しております。取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするために、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責としております。執行役員は、上席執行役員１名、執行役員12名の計13名であります。

（全社ガバナンス委員会）

当社は、コンプライアンス委員会・ＣＳＲ委員会・役員人事委員会の３委員会を「全社ガバナンス委員会」として位置づけております。

コンプライアンス委員会は、企業の社会的責任と法令遵守の経営を追求するために、全社横断的な活動を推進しております。

ＣＳＲ委員会は、法令を超える自主設定基準を追求することにより、自発的社会貢献を目指す活動を行っております。

役員人事委員会では、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めております。併せて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討しております。

（内部監査）

代表取締役社長の直轄機関として監査室を設置し、当社における経営諸活動の全般にわたる管理・運営の制度及び業務の遂行状況を合法性と合理性の観点から検討・評価し、その結果に基づく情報の提供並びに改善・合理化への助言・提案等を行っており、同時に監査役及び会計監査人との連絡・調整を密に行うことにより、監査効率の向上に努めております。

上記のとおり、当社は監査役制度を採用しており、ガバナンス機能強化の施策として、執行役員制度の導入、役員人事委員会の設置などを実施し、その実効性を高めてきていることから、現時点では監査役設置会社方式を継続することとしております。

② 会社の機関の内容及び内部統制システムを示す図表

当社のコーポレート・ガバナンス体制及び内部統制体制の模式図は次の通りであります。



株主総会
選任・解任
選任・解任
選任・解任
取締役会
取締役 8名
（うち社外取締役 1名）
監査
監査役会
監査役4名
（うち常勤監査役2名）
（うち社外監査役2名）
報告
選任・解任
会計監査人
会計監査相当性の判断
報告
監査役室
選任
選任
選任・解任・監督
代表取締役
2名
助言
建議・答申
指示
報告
監査室
コンプライアンス委員会
CSR委員会
役員人事委員会
全社ガバナンス委員会
経営会議
取締役7名
上席執行役員1名
ブランド運用委員会
品質委員会
環境委員会
輸出審査委員会
個人情報保護推進委員会
健康安全推進本部会
全社専門推進委員会
推進本部会、審査委員会
助言
監査
執行役員
上席執行役員1名
執行役員12名
各事業部門・グループ会社

③　リスク管理体制の整備の状況

当社のリスク管理体制は、業務執行に伴い発生する可能性のある各種リスクについて、その内容に応じて、職制で対応するものから、全社横断的な委員会等を設置して場合によってはグループ全体で管理体制を敷くものまで、経営への影響度に応じて機動的かつ最適な体制により対応しております。

尚、リスク管理に関連する委員会等は、次の通りであります。

（コンプライアンス委員会）

コンプライアンスに関する方針決定や案件審議の中核を担う組織として、コンプライアンス委員会を設置しております。ヤマハの企業活動における遵法の推進及び社内規程の遵守、倫理の向上に関する事項の審議及び決定を通じて「企業理念」の実現を目指すことを目的に、グループ横断的な執行体制となっております。具体的な活動といたしましては、取締役を含めたグループ全社員への浸透を図るためのコンプライアンスガイドの作成と社内教育の実施、コンプライアンス・ヘルプラインの設置等であります。

（ブランド運用委員会）

ブランド価値の向上と保護の観点から、ヤマハブランドの表示の適否、及びその条件についてブランド運用規程に基づいて審議する機能を担っております。

（品質委員会）

ヤマハブランドが目指す、製品・サービスの品質および顧客満足の向上を実現するために、全社品質方針の確認、品質戦略課題および全社的重点品質課題を審議し、合意形成するとともに、事業部門の品質目標の進捗確認、品質に関する情報交換の場として品質委員会を設けております。

（環境委員会）

地球環境問題に積極的に取り組み、環境関連法令の遵守と、事業活動により生ずる恐れのある環境汚染を未然に防止するために、環境委員会を設けております。

（輸出審査委員会）

大量破壊兵器及び通常兵器の拡散防止を目的とする関連法規を遵守し、当社の輸出業務が適正に行われるように「輸出管理規程」を定めるとともに、当該規程の周知徹底と運用を管理するために、輸出審査委員会を設けております。

（個人情報保護推進委員会）

全社（国内グループ会社を含む）において保有する個人情報の保護に関する基本方針及び適正な管理体制・運用についてのルールを定め、適法性の確保及び情報漏洩等の事故防止を図るとともに、各部門間の調整、横断的な問題の解決並びに関連する教育訓練等の計画、推進にあたるため、個人情報保護推進委員会を設けております。

（健康安全推進本部会）

従業員・顧客等の安全確保のために、災害・事故等の発生の未然防止対策に努め、万一の発災時には万全の対策が打てるよう、常日頃からその体制整備に努めております。

当推進本部会は、職制に応じて６名の部門長を、それぞれ労働安全専門委員長、防災対策専門委員長、全社交通安全委員長、健康づくり専門委員長、営業事業所安全衛生専門委員長、海外安全専門委員長に任命する推進体制としております。

④　会計監査の状況

当社の会計監査業務を執行した公認会計士は河西秀治氏、滝口隆弘氏の２名で、それぞれ新日本監査法人の代表社員と社員であります。また、継続監査年数はそれぞれ13年と１年であります。監査業務に係る補助者の構成につきましては、公認会計士８名、会計士補３名及びその他の補助者８名からなっております。

⑤　会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

当社は平成 17 年９月 30 日現在で、取締役８名のうち社外取締役１名、監査役４名のうち社外監査役２名の体制となっております。

社外取締役の長谷川至は、当社の関連会社であるヤマハ発動機株式会社の取締役会長であります。

社外監査役の常勤監査役太田直幹は、平成６年６月に当社を退職し、同月監査役に就任し現在に至っております。社外監査役の三浦州夫は弁護士であり、当社との人的関係、資本的関係又は取引関係その他の利害関係はありません。

⑥　会社のコーポレート・ガバナンスの充実に向けた取組みの最近一年間における実施状況

平成 16 年 10 月１日から平成 17 年９月 30 日までの一年間において、取締役会を 14 回、経営会議を 25 回開催し、業務執行上の必須案件の決定や経営上の重要事項について審議を行いました。監査役会は当該期間中に 16 回開催され、コンプライアンス、安全・衛生管理、品質管理、内部統制システム等の当面の監査重点項目について監査実態の充実を図るとともに、スケジュールに則り、事業部及び子会社において定期監査を実施しました。

全社ガバナンス委員会につきましては、役員人事委員会を開催し、新任取締役候補１名、並びに新任執行役員２名の人選を行ったほか、役員の処遇等についても継続審議を実施しております。また、コンプライアンス委員会では、委員会を 4 回開催したほか、雇用外要員へも対象を広げた第２回目のコンプライアンス・アンケートを実施し、ヤマハグループ従業員の意識と各職場の現状を把握、そのレベルの維持・向上を図りました。ＣＳＲ委員会では、企業の社会的責任を重視した経営を推進するため、「ゼロ・エミッション」「女性社員の活躍推進」「情報公開」等９つのテーマの推進状況を確認する会議を開催、今後の取組みの方向性を検討しております。

全社専門推進委員会、推進本部会、審査委員会では、平成 16 年 10 月に個人情報保護規程マニュアルを作成した他、平成 17 年４月にホームページにて個人情報保護方針を公開、また、平成 17 年 7 月に品質保証体制の確立と維持向上を図り、その活動を推進するための全社横断的事項の調整・審議を行う場として、品質委員会を設置するなどの全社的な取組みを行っております。

（６）親会社等に関する事項

該当事項はありません。

３．経営成績及び財政状態

（１）経営成績

１．当中間期の概況

当中間期におけるわが国経済は、企業収益の改善を背景に民間設備投資が増加し、個人消費も回復傾向を見せるなど、概ね堅調に推移しました。また、原油価格の高騰による景気への悪影響が懸念されましたが、米国経済の拡大、アジア地域の成長が続きました。

このような状況の中で当社は、中期経営計画「ＹＳＤ５０」の目標実現に向けて諸施策を実施してまいりました。

販売状況につきましては、リビング事業は売上げを伸ばしましたが、楽器事業、ＡＶ・ＩＴ事業、電子機器・電子金属事業、レクリエーション事業およびその他の事業が売上げ減少となりました。特に電子機器･電子金属事業は、大幅な売上げ減少となりました。

以上により、当中間期の売上高は2,571億93百万円（前年同期比4.2%減少）となりました。このうち、国内売上高は1,493億22百万円（前年同期比8.8%減少）、海外売上高は1,078億71百万円（前年同期比2.9%増加）となりました。

損益につきましては、営業利益143億67百万円（前年同期比40.6%減少）、経常利益213億38百万円（前年同期比24.6%減少）となり、中間純利益は165億24百万円（前年同期は中間純損失61億15百万円）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、海外市場では増収となりましたが、国内市場では減収となりました。

ピアノは、海外市場が好調に推移したことから売上げ増加となりました。電子楽器は、音響機器が好調に売上げを伸ばしましたが、エレクトーンとポータブルキーボードの売上げ減少を補うことができず、減収となりました。管・弦・打楽器は、管楽器が好調に推移し、売上げを伸ばしました。

教室収入は、音楽教室、英語教室とも在籍生徒数が増加し、全体で売上げを伸ばしました。

コンテンツ配信収入は、売上げ増加となりました。

以上により、当事業の売上高は1,507億70百万円（前年同期比0.3%減少）、営業利益は80億74百万円（前年同期比18.4%減少）となりました。

（ＡＶ・ＩＴ事業）

オーディオは、ホームシアターのシステム商品が、北米市場では売上げを伸ばしましたが、国内、欧州市場で振るわず、売上げ減少となりました。情報通信機器は、企業向けルーターが競争激化により減収となりました。

以上により、当事業の売上高は354億54百万円（前年同期比3.7%減少）、営業利益は6億62百万円（前年同期比72.8%減少）となりました。

（電子機器・電子金属事業）

半導体は、携帯電話用音源ＬＳＩが、販売数量の減少と単価ダウンにより売上げ減少となりました。また、電子金属事業も売上げ減少となりました。

以上により、当事業の売上高は283億30百万円（前年同期比26.2%減少）、営業利益は51億14百万円（前年同期比61.2%減少）となりました。

（リビング事業）

ショールームの整備など顧客との接点拡充、商品力の強化を図る中で、主力商品のシステムキッチンが大幅に伸長したことから、売上げ増加となりました。また、損益は、売上げ増加と経費削減効果により、改善されました。

以上により、当事業の売上高は226億17百万円（前年同期比6.6%増加）、営業利益は10億42百万円（前年同期は営業損失1億15百万円）となりました。

（レクリエーション事業）

レクリエーション事業は、集客数の減少により売上げ減少となりましたが、損益につきましては、経費削減効果により改善しました。

以上により、当事業の売上高は89億43百万円（前年同期比5.0%減少）、営業損失は6億64百万円（前年同期は営業損失11億54百万円）となりました。

（その他の事業）

ゴルフ事業及び自動車用内装部品事業は、売上げ横這いとなりましたが、ＦＡ事業、金型・部品事業は、売上げ減少となりました。

以上により、当事業の売上高は110億77百万円（前年同期比4.4%減少）、営業利益は1億38百万円（前年同期は営業損失54百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高1,547億52百万円（前年同期比9.8%減少）、営業利益は117億10百万円（前年同期比49.7%減少）、北米は、売上高410億65百万円（前年同期比4.7%増加）、営業利益は15億96百万円（前年同期比20.2%減少）、欧州は、売上高385億85百万円（前年同期比0.8%減少）、営業利益は16億79百万円（前年同期比24.8%減少）、アジア・オセアニア・その他の地域は、売上高227億90百万円（前年同期比20.3%増加）、営業利益は27億81百万円（前年同期比0.6%減少）となりました。

2．通期の見通し

通期の業績につきましては、電子機器･電子金属事業は、携帯電話用音源ＬＳＩ市場の不透明感もあり減収を見込んでおりますが、楽器事業、ＡＶ・ＩＴ事業は、新製品効果により増収を見込んでおります。

以上により、平成18年３月期は売上高5,365億円（前期比0.5%増加）、経常利益415億円（前期比0.5%増加）、当期純利益290億円（前期比47.2%増加）を予想しております。

① 連結

（単位：百万円、%）

	売上高	経常利益	当期純利益
前回発表予想（A）	546,000	42,500	29,000
今回予想（B）	536,500	41,500	29,000
増減額（B－A）	△9,500	△1,000	―
増減率	△1.7	△2.4	―
前期(平成17年３月期通期)実績	534,079	41,302	19,697

② 個別

（単位：百万円、%）

	売上高	経常利益	当期純利益
前回発表予想（A）	334,000	21,000	12,000
今回予想（B）	325,000	19,500	13,000
増減額（B－A）	△9,000	△1,500	1,000
増減率	△2.7	△7.1	8.3
前期(平成17年３月期通期)実績	341,546	25,145	264

（2）財政状態

1．当中間期の概況

当中間期における現金及び現金同等物（以下「資金」という。）は、224億39百万円減少（前中間期は111億12百万円増加）し、期末残高は296億39百万円となりました。

（営業活動によるキャッシュ・フロー）

税金等調整前中間純利益が221億48百万円（前中間期は中間純損失42億81百万円）となりましたが、営業活動の結果使用した資金は90億99百万円（前中間期得られた資金は78億23百万円）となりました。

（投資活動によるキャッシュ・フロー）

設備投資の実施等により、投資活動の結果使用した資金は89億29百万円（前中間期使用した資金は102億3百万円）となりました。

（財務活動によるキャッシュ・フロー）

長期借入金の返済等により、財務活動の結果使用した資金は48億91百万円（前中間期得られた資金は126億38百万円）となりました。

キャッシュ・フロー指標のトレンド

	平成15年9月 中間期	平成16年9月 中間期	平成17年9月 中間期	平成16年 3月期	平成17年 3月期
自己資本比率	45.2%	48.3%	57.2%	51.1%	54.4%
時価ベースの自己資本比率	81.3%	65.9%	77.6%	78.8%	63.1%
債務償還年数	—	—	—	0.9年	1.2年
インタレスト・カバレッジ・レシオ	13.0	18.3	—	36.9	38.7

（算定方法）

自己資本比率＝自己資本÷総資産

時価ベースの自己資本比率＝株式時価総額÷総資産

債務償還年数＝有利子負債÷営業キャッシュ・フロー（中間期は記載しておりません）

インタレスト・カバレッジ・レシオ＝営業キャッシュ・フロー÷利払い

（注）1. いずれも連結ベースの財務数値により計算しております。

2. 有利子負債は貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。

3. 営業キャッシュ・フロー及び利払いは、連結キャッシュ・フロー計算書の「営業活動によるキャッシュ・フロー」及び「利息の支払額」を使用しております。

4. 平成17年9月中間期は、営業キャッシュ・フローがマイナスのため、インタレスト・カバレッジ・レシオは記載しておりません。

2．通期の見通し

平成18年3月期の見通しにつきましては、営業活動によるキャッシュ・フローは前期に比べ減少する見込みです。投資活動によるキャッシュ・フローでは減価償却費を上回る設備投資を実施する予定です。財務活動によるキャッシュ・フローでは借入金の返済を予定しております。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

（3）事業等のリスク

中間決算短信に記載した事項のうち、投資者の判断に重要な影響を及ぼす可能性のある事項には、以下のようなものがあります。また、文中における将来に関する事項は、当中間期末現在において当社グループが判断したものであります。

1　事業構造

当社グループは、楽器事業、ＡＶ・ＩＴ事業、電子機器・電子金属事業、リビング事業、レクリエーション事業、その他の事業を営んでおります。

電子機器・電子金属事業は、当社においては利益水準の高い事業でありますが、需要の変化や価格競争が激しいことから、利益が大きく振幅する事業であると認識しております。中期経営計画「ＹＳＤ５０」では、楽器事業を中心とした収益力強化を通して、持続的・安定的な高収益を確保できる事業構造の確立に取組んでおります。しかしながら、楽器事業等で計画通りの損益を計上できない場合、当社の業績と財務状況に悪影響を及ぼす可能性があります。

リビング事業は、事業再建の途上にあります。また、レクリエーション事業は、現在、営業損失を計上しております。これらの事業については、選択と集中の観点から事業構造の改革に取組んでおりますが、計画通り損益改善を図れない場合、当社の業績と財務状況に悪影響を及ぼす可能性があります。

2　価格競争

当社グループは、事業を展開するそれぞれの分野で厳しい競争にさらされております。例えば楽器事業では、総合楽器メーカーとして高品質、高性能な製品を広い価格帯で販売しておりますが、個々の製品分野ごとに競合他社が存在しており、高価格帯製品では、製品ごとに有名なブランドを有するメーカーと競合しております。また近年は、特に普及価格帯製品で、大量に安価な製品を製造している中国等海外メーカーとの価格競争が激化しております。

また、ＡＶ・ＩＴ事業では、ＡＶ機器をホームシアター商品に特化し、その分野で大きなシェアを確保しておりますが、近年は競合他社や中国製品の台頭のため低価格化競争にさらされており、今後の業界再編や流通変革、新技術開発の動向によっては、さらに激しい低価格化に波及するおそれもあり、当社の現在の優位性が影響を受ける事態も想定されます。

このような価格競争は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

3　新技術開発

当社グループは、経営資源を「音・音楽」に集中し、楽器事業では世界一の楽器メーカーとしての地位を不動のものとする一方、ＡＶ・ＩＴ事業では、ＡＶ機器のホームシアター商品を中心とし、電子機器事業では、音源を中心とする半導体を事業の核として展開しています。

「音・音楽」にかかわる技術の差別化を図ることが当社グループの発展、成長に不可欠の要素となっております。これらの技術開発が継続的に行われない場合、楽器事業では、製品付加価値の低下、価格競争に陥るおそれ、新規需要喚起ができないなどの問題が生じ、ＡＶ・ＩＴ事業、電子機器事業では事業そのものの存続が困難となる可能性があります。また、技術開発に成功した場合でも、商品化して市場の支持を得られる保証はありません。

このような場合には、将来の成長と収益性を低下させ、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

4　部材・部品事業における取引先への依存

当社グループが生産・販売する半導体、金属材料、システムキッチン等のリビング製品、自動車用内装部品、マグネシウム部品等の部材・部品は、供給先メーカーの業績の影響を受けます。また、供給先メーカーとの間で、納期・品質等で信頼関係が損なわれた場合、その後の受注に悪影響を及ぼす可能性があります。また、品質等の欠陥によって、供給先メーカーの製品への補償を求められる可能性があります。

このような場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

5　国際的活動および海外進出による事業展開

当社グループは世界の各地域に生産、販売拠点を置き、グローバルな事業展開をしております。連結子会社93社のうち49社が海外法人であり、更にそのうちの16社が製造会社で、主要工場は中国、インドネシア、マレーシアに集中しております。また、海外売上高は売上高の41.9%を占めております。

これらの海外市場での事業展開には以下に掲げるようないくつかのリスクが内在しておりますが、一旦これらのリスクが顕在化した場合には、例えば、生産においては拠点集中による弊害が顕著に現れ、安定的な製品供給ができなくなる可能性があります。

①政治・経済の混乱、テロ、戦争
②不利な政策の決定または規制の設定・変更
③予期しない法律または規制の変更
④人材の確保の難しさ
⑤原材料、部品調達の難しさ、技術水準の程度

以上の事象は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

6　人材の確保・育成

当社は、平均年齢が高く、高年齢層が厚い従業員構成となっており、今後、高年齢層従業員が大量に定年退職時期を迎えます。楽器等の生産に関わる技能の伝承や、次世代を担う人材の確保・育成など、要員構造変化への対応が重要課題であります。

このような要員構造変化への対応ができなかった場合には、事業活動、将来の成長が阻害され、当社グループの業績および財務状況に悪影響を及ぼす可能性があります。

7　知的財産権の保護と利用

当社グループは独自技術についての特許等の知的財産権、業務遂行上取得したノウハウを保有していますが、その一部は、特定地域では法的制限のため知的財産権による完全な保護が不可能、または限定的にしか保護されない状況にあります。第三者が当社グループの知的財産権を利用することを効果的に防止できない可能性があります。その結果、当該第三者の製造した類似品、模倣品が市場に出回ることにより当社グループ製品の販売に支障が出る可能性があります。また、当社グループの製品が第三者から第三者の知的財産権を侵害しているとされる場合があり、その結果、これを利用した当社グループ製品の販売が遅れたり、販売できなくなる可能性があります。

当社グループは、製品の重要な部分のいくつかについて第三者から知的財産権のライセンスを受けています。ロイヤリティの上昇は生産コストの増大を招き価格競争力に影響が出るほか、ライセンスを受けられなくなった場合、当該製品の生産ができなくなる可能性があります。

8　製品・サービスの欠陥

当社グループの製品は当社が定めた品質保証規定によって管理されています。しかしながら、製品の全てについて欠陥が無いという保証はありません。製造物責任賠償については保険に加入しておりますが、この保険で損害賠償額を充分にカバーできるという保証はありません。製造物責任を伴う事故の発生があると保険料率の上昇が予想されます。また、製品回収、交換・補修、設計変更など多額のコスト増大、当社グループの社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

また、当社グループが営む小売店舗、音楽教室、レクリエーション施設等における安全・衛生については十分注意を払っておりますが、万一事故が発生した場合、店舗・施設等の一時休業や社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

9　公法規制

当社グループの事業は、全世界の拠点において、それぞれの国における法律の適用を受け様々な規制の対象となっています。例えば、対外的投資、国家安全保障上の輸出入制限、通商規制、独占禁止規制、消費者保護、税制、環境保護他の規制の適用を受けています。また、企業の顧客等の個人情報保護について、安全管理の義務が課せられております。当社グループはコンプライアンスの遵守に尽力していますが、予期せずこれらの規制を遵守できなかった場合、当社グループの企業活動が制限される可能性があり、コストの増加につながる可能性があります。これらの規制は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

10　環境保護規制

事業活動に対する環境保護規制は強化の方向にあり、企業の社会的責任の一つとして自主的な環境活動プログラムの実施が求められています。当社グループは、製品、梱包材、省エネルギー、産業廃棄物処理などについて環境基準を上回る対策の実施に努めておりますが、事故などの発生により制限物質が環境基準を超えることを完全に防止または軽減できる保証はありません。また、工場跡地等で、制限物質により土壌が汚染されている場合には、将来、売却しようとする際、多額の浄化費用が発生する、あるいは売却できない可能性があり

ます。第三者に売却済みの土地から将来制限物質が拡散し、大気、地下水を汚染し、その対策費が発生する可能性があります。

このような事象の発生は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

11 為替レートの変動

当社グループは、全世界において生産、販売等の企業活動を行っておりますが、グループ各社における外貨建取引は為替レートの変動の影響を受けます。外貨建取引については、短期的な為替変動の影響を最小限に止めるため先物為替予約取引などを行っておりますが、為替変動により当初の事業計画を実施できない場合があり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

12 地震等自然災害による影響

地震等の自然災害の発生により、当社グループの生産拠点等が損害を受ける可能性があります。生産拠点の多くは海外に移転しておりますが、特に当社の本社及び国内工場、主要国内子会社が静岡県内に集中しており、予想される東海地震が発生した場合、施設面での損害のほか、操業の中断や遅延、多額の復旧費用などにより、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

13 財政状態等の変動に係る事項

① 投資有価証券の評価

当社グループは、取引先金融機関をはじめとする企業の株式等、時価のあるその他有価証券(当中間期末の取得原価98億円、貸借対照表計上額275億円)を保有しております。時価のあるその他有価証券は決算日の市場価格等に基づく時価法によって評価を行うため、決算日の株価によって貸借対照表計上額が変動する可能性があります。また、時価が取得価額に比べ著しく下落した場合には減損が発生します。これらは、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

② 土地の含み損

土地の再評価に関する法律に基づき再評価を行った土地の前期末における時価と再評価後の帳簿価額との差異は△150億円であり、保有する土地に含み損が発生しております。土地の売却等の場合には、この含み損が実現し、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

③ 固定資産の減損会計

当社グループが保有する有形固定資産について減損会計の対象となる可能性があります。その場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

④ 退職給付債務及び退職給付費用

当社グループの退職給付債務および費用は、採用する退職給付制度及び割引率や期待運用収益率等の見積りに基づいて算出されております。退職給付制度は変更される場合があり、また見積りは決算期毎の結果と相違することがあります。結果として、退職給付債務及び費用が増加する場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑤ 持分法による投資損益

当中間期における経常利益213億円のうち、持分法による投資利益が84億円を占めております。持分法適用関連会社はヤマハ発動機㈱、㈱コルグ他計3社であり、これら持分法適用関連会社の業績が悪化した場合、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

4．中間連結財務諸表等

（1）中間連結貸借対照表

（単位：百万円）

科　目	当中間期 (平成17. 9. 30) 金　額	前中間期 (平成16. 9. 30) 金　額	前　期 (平成17. 3. 31) 金　額	科　目	当中間期 (平成17. 9. 30) 金　額	前中間期 (平成16. 9. 30) 金　額	前　期 (平成17. 3. 31) 金　額
（資産の部）				（負債の部）			
Ⅰ 流動資産				Ⅰ 流動負債			
1. 現金及び預金	31, 287	42, 521	51, 205	1. 支払手形及び買掛金	41, 843	47, 088	37, 686
2. 受取手形及び売掛金	83, 321	88, 057	73, 688	2. 短期借入金	35, 509	35, 302	17, 825
3. 有価証券	209	1, 250	457	3. 一年以内返済の長期借入金	1, 723	26, 612	22, 259
4. 棚卸資産	90, 697	89, 407	78, 434	4. 未払費用及び未払金	39, 208	39, 575	45, 167
5. 繰延税金資産	17, 991	17, 361	16, 495	5. 未払法人税等	8, 390	9, 704	12, 603
6. その他	6, 382	6, 075	7, 412	6. 諸引当金	3, 300	3, 687	3, 411
7. 貸倒引当金	△1, 963	△2, 226	△2, 114	7. その他	6, 690	7, 229	6, 867
流動資産合計	227, 927	242, 447	225, 581	流動負債合計	136, 665	169, 200	145, 820
Ⅱ 固定資産				Ⅱ 固定負債			
(1) 有形固定資産				1. 長期借入金	9, 545	3, 746	6, 514
1. 建物及び構築物	45, 275	44, 571	45, 370	2. 再評価に係る繰延税金負債	14, 161	14, 353	14, 346
2. 機械装置及び運搬具	22, 152	22, 240	21, 501	3. 退職給付引当金	28, 152	47, 433	28, 269
3. 工具器具備品	15, 226	13, 424	14, 105	4. 役員退職慰労引当金	848	890	950
4. 土地	63, 557	64, 288	64, 050	5. 長期預り金	28, 014	29, 581	28, 917
5. 建設仮勘定	1, 570	1, 639	1, 399	6. その他	1, 774	1, 839	1, 722
有形固定資産合計	147, 782	146, 164	146, 428	固定負債合計	82, 497	97, 845	80, 722
(2) 無形固定資産	3, 822	1, 068	1, 026	負債合計	219, 162	267, 046	226, 542
(3) 投資その他の資産				（少数株主持分）			
1. 投資有価証券	117, 730	103, 599	101, 015	少数株主持分	4, 074	3, 974	3, 834
2. 繰延税金資産	15, 032	22, 427	17, 425	（資本の部）			
3. その他	10, 667	10, 170	15, 265	Ⅰ 資本金	28, 534	28, 534	28, 534
4. 貸倒引当金	△1, 211	△1, 220	△1, 165	Ⅱ 資本剰余金	40, 054	40, 054	40, 054
投資その他の資産合計	142, 218	134, 977	132, 541	Ⅲ 利益剰余金	227, 372	188, 658	212, 340
固定資産合計	293, 824	282, 209	279, 996	Ⅳ 土地再評価差額金	22, 041	22, 088	22, 453
				Ⅴ その他有価証券評価差額金	11, 285	8, 806	7, 364
				Ⅵ 為替換算調整勘定	△30, 483	△34, 244	△35, 267
				Ⅶ 自己株式	△290	△262	△279
				資本合計	298, 514	253, 635	275, 200
資産合計	521, 751	524, 656	505, 577	負債、少数株主持分及び資本合計	521, 751	524, 656	505, 577

（2）中間連結損益計算書

（単位：百万円）

科目	当中間期 (平成17.4.1～平成17.9.30) 金額	百分比	前中間期 (平成16.4.1～平成16.9.30) 金額	百分比	前期 (平成16.4.1～平成17.3.31) 金額	百分比
		%		%		%
Ⅰ 売上高	257,193	100.0	268,584	100.0	534,079	100.0
Ⅱ 売上原価	162,784	63.3	165,747	61.7	335,705	62.9
売上総利益	94,409	36.7	102,837	38.3	198,374	37.1
延払未実現利益	47		130		221	
合計売上総利益	94,456	36.7	102,968	38.3	198,595	37.2
Ⅲ 販売費及び一般管理費	80,088	31.1	78,767	29.3	162,899	30.5
営業利益	14,367	5.6	24,200	9.0	35,695	6.7
Ⅳ 営業外収益						
1. 受取利息	221		158		327	
2. 受取配当金	328		333		381	
3. 持分法による投資利益	8,469		5,603		9,110	
4. その他	668		863		2,335	
営業外収益合計	9,688	3.8	6,959	2.6	12,155	2.2
Ⅴ 営業外費用						
1. 支払利息	487		445		1,020	
2. 売上割引	1,902		1,923		4,327	
3. その他	326		503		1,199	
営業外費用合計	2,717	1.1	2,871	1.1	6,548	1.2
経常利益	21,338	8.3	28,288	10.5	41,302	7.7
Ⅵ 特別利益						
1. 固定資産売却益	795		208		390	
2. 諸引当金戻入額	36		184		533	
3. 投資有価証券売却益	508		198		6,534	
4. 関係会社清算益	－		－		4	
5. 厚生年金基金代行返上益	－		－		19,927	
特別利益合計	1,341	0.5	592	0.2	27,391	5.1
Ⅶ 特別損失						
1. 固定資産除却損	344		605		1,520	
2. 減損損失	－		32,549		32,703	
3. 投資有価証券売却損	－		－		4	
4. 投資有価証券評価損	80		4		70	
5. 関係会社株式評価損	106		2		70	
6. 構造改革費用	－		－		52	
7. 特別退職金	－		－		755	
特別損失合計	531	0.2	33,161	12.3	35,178	6.5
税金等調整前中間(当期)純利益	22,148	8.6	△4,281	△1.6	33,516	6.3
法人税、住民税及び事業税	6,897	2.7	9,198	3.4	14,497	2.7
法人税等調整額	△1,581	△0.6	△7,722	△2.8	△1,088	△0.2
少数株主利益	307	0.1	358	0.1	409	0.1
中間(当期)純利益	16,524	6.4	△6,115	△2.3	19,697	3.7

（３）中間連結剰余金計算書

（単位：百万円）

科目	当中間期 (平成17.4.1～平成17.9.30) 金額		前中間期 (平成16.4.1～平成16.9.30) 金額		前期 (平成16.4.1～平成17.3.31) 金額	
（資本剰余金の部）						
Ⅰ　資本剰余金期首残高		40,054		40,054		40,054
Ⅱ　資本剰余金中間期末（期末）残高		40,054		40,054		40,054
（利益剰余金の部）						
Ⅰ　利益剰余金期首残高		212,340		203,485		203,485
Ⅱ　利益剰余金増加高						
1.　中間（当期）純利益	16,524		－		19,697	
2.　連結会社増減に伴う増加高	827		－		－	
3.　持分変動に伴う増加高	115		－		－	
4.　土地再評価差額金取崩高	280		－		－	
5.　持分変動に伴う土地再評価差額金取崩高	78	17,826	162	162	188	19,886
Ⅲ　利益剰余金減少高						
1.　配当金	2,579		2,063		3,611	
2.　役員賞与金	100		121		121	
3.　中間純損失	－		6,115		－	
4.　連結会社増減に伴う減少高	115		36		36	
5.　持分変動に伴う減少高	－		192		371	
6.　土地再評価差額金取崩高	－	2,794	6,460	14,990	6,890	11,031
Ⅳ　利益剰余金中間期末（期末）残高		227,372		188,658		212,340

（4）中間連結キャッシュ・フロー計算書

（単位：百万円）

科目	当中間期 (平成17. 4. 1～ 平成17. 9. 30) 金額	前中間期 (平成16. 4. 1～ 平成16. 9. 30) 金額	前期 (平成16. 4. 1～ 平成17. 3. 31) 金額
Ⅰ 営業活動によるキャッシュ・フロー			
1. 税金等調整前中間（当期）純利益	22,148	△4,281	33,516
2. 減価償却費	9,215	9,505	18,958
3. 減損損失	－	32,549	32,703
4. 連結調整勘定償却額	253	38	80
5. 貸倒引当金の増減額	△152	△80	△233
6. 投資有価証券評価損	80	4	70
7. 関係会社株式評価損	106	2	70
8. 退職給付引当金の増減額	△151	△2,611	△21,786
9. 受取利息及び受取配当金	△549	△491	△708
10. 支払利息	487	445	1,020
11. 為替差損	△56	△81	△180
12. 持分法による投資利益	△8,469	△5,603	△9,110
13. 投資有価証券売却益	△508	△198	△6,534
14. 投資有価証券売却損	－	－	4
15. 関係会社清算益	－	－	△4
16. 固定資産売却益	△795	△208	△390
17. 固定資産除却損	344	605	1,520
18. 売上債権の増減額	△8,768	△5,087	8,636
19. 棚卸資産の増減額	△9,261	△14,886	△4,654
20. 仕入債務の増減額	3,432	6,262	△2,798
21. その他	△6,818	△6,251	△6,144
小計	535	9,631	44,033
22. 利息及び配当金の受取額	1,116	969	2,081
23. 利息の支払額	△462	△426	△1,024
24. 法人税等の支払額	△10,288	△2,350	△5,501
営業活動によるキャッシュ・フロー	△9,099	7,823	39,588
Ⅱ 投資活動によるキャッシュ・フロー			
1. 定期預金の増減額（純額）	△751	343	9
2. 有形固定資産の取得による支出	△10,089	△12,769	△21,450
3. 有形固定資産の売却による収入	1,949	1,886	2,527
4. 投資有価証券の取得による支出	△605	△111	△113
5. 投資有価証券の売却・償還による収入	519	272	9,416
6. 出資金の払込による支出	△130	△21	△2,835
7. 貸付けによる支出	△15	△11	△793
8. 貸付金の回収による収入	145	208	379
9. その他	47	△1	△35
投資活動によるキャッシュ・フロー	△8,929	△10,203	△12,896
Ⅲ 財務活動によるキャッシュ・フロー			
1. 短期借入金の増減額（純額）	16,556	18,032	902
2. 長期借入れによる収入	3,335	1,323	5,373
3. 長期借入金の返済による支出	△21,071	△3,375	△8,851
4. 会員預託金の預りによる収入	2	7	7
5. 会員預託金の返還による支出	△907	△1,224	△1,889
6. 自己株式の取得による支出	△11	△11	△28
7. 配当金の支払額	△2,579	△2,063	△3,611
8. 少数株主への配当金支払額	△215	△50	△211
財務活動によるキャッシュ・フロー	△4,891	12,638	△8,306
Ⅳ 現金及び現金同等物に係る換算差額	480	853	1,099
Ⅴ 現金及び現金同等物の増減額	△22,439	11,112	19,485
Ⅵ 現金及び現金同等物の期首残高	50,393	31,245	31,245
Ⅶ 新規連結子会社の現金及び現金同等物の期首残高	1,685	－	－
Ⅷ 除外連結子会社の現金及び現金同等物の期首残高	－	△337	△337
Ⅸ 現金及び現金同等物の中間期末（期末）残高	29,639	42,019	50,393

（5）中間連結財務諸表作成のための基本となる重要な事項

1．連結の範囲

連結子会社数93社

当中間連結会計期間より、新たに国内子会社３社と海外子会社５社の計８社を連結の範囲に含めております。また、海外子会社１社を連結の範囲から除外しております。

主要な連結子会社の名称は「１．企業集団の状況」に記載している為、省略しております。

ヤマハライフサービス(株)他非連結子会社はその資産、売上高、中間純損益及び利益剰余金等を考慮した場合、全体としても中間連結財務諸表に重要な影響を及ぼしておりません。

2．持分法の適用

持分法を適用した関連会社数３社

当中間連結会計期間より、新たに海外関連会社１社を持分法適用の関連会社に含めております。

主要な関連会社名

ヤマハ発動機㈱

㈱コルグ

持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称

ヤマハライフサービス㈱

ヤマハ・オーリンメタル㈱

持分法を適用しない理由

持分法非適用会社は、それぞれ中間連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。

持分法の適用の手続について特に記載する必要があると認められる事項

持分法適用会社のうち、中間決算日が異なる会社については、当該会社の事業年度に係る中間財務諸表を使用しており、中間連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っております。

3．連結子会社の中間決算日等

連結子会社の中間決算日は、以下の９社を除いてすべて、当社と同一であります。

Yamaha de Mexico, S. A. de C. V.	天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司	雅馬哈貿易（上海）有限公司
蕭山雅馬哈楽器有限公司	雅馬哈電子貿易（上海）有限公司
雅馬哈楽器音響（中国）投資有限公司	雅馬哈電子（蘇州）有限公司
杭州雅馬哈楽器有限公司	

上記９社の中間決算日は６月30日であり、中間連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。

4．会計処理基準

１）重要な資産の評価基準及び評価方法

イ．有価証券

満期保有目的の債券 … 償却原価法（定額法）

その他有価証券

時価のあるもの … 中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの … 総平均法による原価法

ロ．デリバティブ

時価法

ハ．棚卸資産

当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。

2）重要な減価償却資産の減価償却方法

イ．有形固定資産

主として定率法によっております。但し、一部の連結子会社は定額法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

3）重要な引当金の計上基準

イ．貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

ロ．退職給付引当金

従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。

ハ．役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。

4）重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

5）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6）重要なヘッジ会計の方法

イ．ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

ロ．ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

ハ．ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

ニ．ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7）その他中間連結財務諸表作成のための重要な事項

イ．消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。

(6) 表示方法の変更

1. 中間連結損益計算書

前中間連結会計期間まで、適当と認められる費目に分類し、当該費用を示す名称を付した科目をもって掲記しておりました販売費及び一般管理費については、当中間連結会計期間より、販売費及び一般管理費の科目に一括掲記し、その主要な費目及びその金額を注記しております。

(7) その他の注記事項

(中間連結貸借対照表関係)

	当中間期 (平成17. 9. 30)	前中間期 (平成16. 9. 30)	前　期 (平成17. 3. 31)
1. 有形固定資産減価償却累計額	239,143 百万円	233,053 百万円	234,910 百万円
2. 担保提供資産			
有価証券のうち	50 百万円	1,100 百万円	250 百万円
有形固定資産のうち	372 百万円	1,220 百万円	378 百万円
投資有価証券のうち	1,614 百万円	858 百万円	1,514 百万円
計	2,037 百万円	3,180 百万円	2,143 百万円
3. 保証債務	441 百万円	315 百万円	478 百万円
4. 輸出受取手形割引高	780 百万円	1,511 百万円	1,400 百万円
5. 繰延ヘッジ損益の内訳			
繰延ヘッジ利益	122 百万円	32 百万円	24 百万円
繰延ヘッジ損失	183 百万円	333 百万円	496 百万円
繰延ヘッジ損益(純額)	△60 百万円	△301 百万円	△472 百万円

(中間連結損益計算書関係)

	当中間期 (平成17. 4. 1～平成17. 9. 30)	前中間期 (平成16. 4. 1～平成16. 9. 30)	前　期 (平成16. 4. 1～平成17. 3. 31)
1. 販売費及び一般管理費のうち主要な費目及び金額			
販売手数料	1,229 百万円	1,243 百万円	2,491 百万円
運送費	7,472 百万円	6,862 百万円	14,485 百万円
広告費及び販売促進費	11,920 百万円	11,727 百万円	25,802 百万円
貸倒引当金繰入額	30 百万円	一百万円	82 百万円
諸引当金繰入額	845 百万円	1,394 百万円	1,955 百万円
退職給付引当金繰入額	2,766 百万円	3,207 百万円	6,279 百万円
役員退職慰労引当金繰入額	71 百万円	65 百万円	126 百万円
人件費	32,466 百万円	31,483 百万円	63,767 百万円
地代家賃	2,091 百万円	1,846 百万円	3,635 百万円
減価償却費	2,470 百万円	2,638 百万円	5,180 百万円

（中間連結キャッシュ・フロー計算書関係）

	当中間期 （平成17．4．1～ 平成17．9．30）	前中間期 （平成16．4．1～ 平成16．9．30）	前　期 （平成16．4．1～ 平成17．3．31）
１．現金及び現金同等物の中間期末（期末）残高と中間連結貸借対照表（連結貸借対照表）に掲記されている科目の金額との関係			
現金及び預金勘定	31,287 百万円	42,521 百万円	51,205 百万円
預入期間が３ヶ月を超える定期預金	△1,648 百万円	△501 百万円	△812 百万円
現金及び現金同等物	29,639 百万円	42,019 百万円	50,393 百万円

（セグメント情報）

1．事業の種類別セグメント情報

（単位：百万円）

	当中間期（平成17．4．1～平成17．9．30）								
	楽器	AV・IT	電子機器 電子金属	リビング	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	150,770	35,454	28,330	22,617	8,943	11,077	257,193		257,193
(2)セグメント間の内部売上高又は振替高			1,002				1,002	△1,002	
計	150,770	35,454	29,333	22,617	8,943	11,077	258,196	△1,002	257,193
営業費用	142,695	34,792	24,218	21,575	9,607	10,939	243,828	△1,002	242,825
営業利益	8,074	662	5,114	1,042	△664	138	14,367		14,367

（注）1．　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、電子機器・電子金属事業、リビング事業、レクリエーション事業及びその他の事業に区分しております。

2．　各事業区分の主要製品

「1．　企業集団の状況」に記載しております。

（単位：百万円）

	前中間期（平成16．4．1～平成16．9．30）								
	楽器	AV・IT	電子機器 電子金属	リビング	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	151,165	36,818	38,379	21,214	9,413	11,592	268,584		268,584
(2)セグメント間の内部売上高又は振替高			1,377				1,377	△1,377	
計	151,165	36,818	39,757	21,214	9,413	11,592	269,962	△1,377	268,584
営業費用	141,270	34,381	26,565	21,330	10,567	11,647	245,761	△1,377	244,384
営業利益	9,895	2,436	13,192	△115	△1,154	△54	24,200		24,200

（単位：百万円）

	前期（平成16．4．1～平成17．3．31）								
	楽器	AV・IT	電子機器 電子金属	リビング	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1)外部顧客に対する売上高	302,617	77,720	69,048	42,844	18,290	23,557	534,079		534,079
(2)セグメント間の内部売上高又は振替高			2,143				2,143	△2,143	
計	302,617	77,720	71,192	42,844	18,290	23,557	536,222	△2,143	534,079
営業費用	288,434	74,069	51,221	42,869	20,543	23,388	500,527	△2,143	498,383
営業利益	14,183	3,651	19,970	△24	△2,253	168	35,695		35,695

2．所在地別セグメント情報

（単位：百万円）

	当中間期（平成17．4．1～平成17．9．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	154,752	41,065	38,585	22,790	257,193		257,193
(2) セグメント間の内部売上高又は振替高	78,502	866	464	32,820	112,654	△112,654	
計	233,255	41,932	39,050	55,610	369,848	△112,654	257,193
営業費用	221,545	40,335	37,371	52,828	352,080	△109,254	242,825
営業利益	11,710	1,596	1,679	2,781	17,767	△3,400	14,367

（注）1.　国又は地域の区分は、地理的近接度によっております。

2.　各区分に属する主な国又は地域

北米……………………………………………………アメリカ、カナダ

欧州……………………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………中国、オーストラリア

（単位：百万円）

	前中間期（平成16．4．1～平成16．9．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	171,530	39,212	38,894	18,947	268,584		268,584
(2) セグメント間の内部売上高又は振替高	80,113	764	272	33,230	114,380	△114,380	
計	251,643	39,977	39,166	52,177	382,965	△114,380	268,584
営業費用	228,368	37,977	36,933	49,381	352,660	△108,276	244,384
営業利益	23,275	1,999	2,232	2,796	30,304	△6,104	24,200

（単位：百万円）

	前期（平成16．4．1～平成17．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	327,895	85,465	83,289	37,429	534,079		534,079
(2) セグメント間の内部売上高又は振替高	139,933	1,428	526	59,410	201,299	△201,299	
計	467,828	86,894	83,815	96,840	735,379	△201,299	534,079
営業費用	442,131	82,692	79,913	93,061	697,799	△199,415	498,383
営業利益	25,697	4,202	3,901	3,779	37,580	△1,884	35,695

3. 海外売上高

（単位：百万円）

	当中間期（平成17. 4. 1～平成17. 9. 30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	41,403	39,262	27,205	107,871
Ⅱ 連結売上高				257,193
Ⅲ 連結売上高に占める海外売上高の割合	16.1%	15.2%	10.6%	41.9%

（注）1. 国又は地域の区分は、地理的近接度によっております。

2. 各区分に属する主な国又は地域

北米……………………………………………………アメリカ、カナダ

欧州……………………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………中国、オーストラリア

（単位：百万円）

	前中間期（平成16. 4. 1～平成16. 9. 30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	40,057	39,369	25,377	104,805
Ⅱ 連結売上高				268,584
Ⅲ 連結売上高に占める海外売上高の割合	14.9%	14.7%	9.4%	39.0%

（単位：百万円）

	前期（平成16. 4. 1～平成17. 3. 31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	86,717	84,483	49,971	221,173
Ⅱ 連結売上高				534,079
Ⅲ 連結売上高に占める海外売上高の割合	16.2%	15.8%	9.4%	41.4%

（リース取引関係）

［借手側］

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成17. 4. 1～平成17. 9. 30)			前中間期 (平成16. 4. 1～平成16. 9. 30)			前期 (平成16. 4. 1～平成17. 3. 31)		
	工具器具備品	その他	合計	工具器具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	2,211	620	2,832	2,437	621	3,058	2,430	610	3,041
減価償却累計額相当額	1,155	327	1,482	1,345	246	1,591	1,243	289	1,532
中間期末（期末）残高相当額	1,056	293	1,349	1,092	374	1,467	1,187	321	1,508

取得価額相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成17. 4. 1～平成17. 9. 30)	前中間期 (平成16. 4. 1～平成16. 9. 30)	前期 (平成16. 4. 1～平成17. 3. 31)
1年以内	623	643	653
1年超	725	823	855
合計	1,349	1,467	1,508

未経過リース料中間期末（期末）残高相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当中間期 (平成17. 4. 1～平成17. 9. 30)	前中間期 (平成16. 4. 1～平成16. 9. 30)	前期 (平成16. 4. 1～平成17. 3. 31)
支払リース料	400	412	795
減価償却費相当額	400	412	795

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当中間期 (平成17. 4. 1～平成17. 9. 30)	前中間期 (平成16. 4. 1～平成16. 9. 30)	前期 (平成16. 4. 1～平成17. 3. 31)
1年以内	359	367	422
1年超	1,026	1,028	1,060
合計	1,386	1,396	1,483

[貸手側]

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額、減価償却累計額及び中間期末（期末）残高

（単位：百万円）

	当中間期 (平成17. 4. 1～平成17. 9. 30)	前中間期 (平成16. 4. 1～平成16. 9. 30)	前 期 (平成16. 4. 1～平成17. 3. 31)
	工具器具備品	工具器具備品	工具器具備品
取得価額	6, 013	6, 064	6, 242
減価償却累計額	4, 390	4, 223	4, 231
中間期末（期末）残高	1, 623	1, 840	2, 011

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成17. 4. 1～平成17. 9. 30)	前中間期 (平成16. 4. 1～平成16. 9. 30)	前 期 (平成16. 4. 1～平成17. 3. 31)
1年以内	783	989	1, 180
1年超	1, 373	1, 946	2, 266
合 計	2, 157	2, 936	3, 447

未経過リース料中間期末（期末）残高相当額は、未経過リース料中間期末（期末）残高及び見積残存価額の残高の合計額が営業債権の中間期末（期末）残高等に占める割合が低い為、「受取利子込み法」により算定しております。

3）受取リース料及び減価償却費

（単位：百万円）

	当中間期 (平成17. 4. 1～平成17. 9. 30)	前中間期 (平成16. 4. 1～平成16. 9. 30)	前 期 (平成16. 4. 1～平成17. 3. 31)
受取リース料	473	548	1, 197
減価償却費	302	328	663

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当中間期 (平成17. 4. 1～平成17. 9. 30)	前中間期 (平成16. 4. 1～平成16. 9. 30)	前 期 (平成16. 4. 1～平成17. 3. 31)
1年以内	546	149	327
1年超	993	297	707
合 計	1, 539	447	1, 034

（有価証券関係）

１．満期保有目的の債券で時価のあるもの

（単位：百万円）

区分	当中間期（平成17．9．30）			前中間期（平成16．9．30）			前期（平成17．3．31）		
	中間連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
1．国債・地方債等	559	558	△1	260	262	2	459	462	2
2．社債	539	539	△0	589	592	2	639	643	3
3．その他	1,749	1,756	6	2,349	2,363	13	1,749	1,765	16
合計	2,849	2,854	4	3,199	3,218	18	2,849	2,871	22

２．その他有価証券で時価のあるもの

（単位：百万円）

区分	当中間期（平成17．9．30）			前中間期（平成16．9．30）			前期（平成17．3．31）		
	取得原価	中間連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
1．株式	9,780	27,482	17,702	11,938	25,924	13,986	9,185	20,671	11,486
2．債券									
社債	－	－	－	－	－	－	－	－	－
3．その他	53	63	10	52	49	△2	52	54	2
合計	9,833	27,546	17,713	11,990	25,974	13,984	9,237	20,725	11,488

３．時価評価されていない主な有価証券の内容及び中間連結貸借対照表（連結貸借対照表）計上額

（単位：百万円）

区分	当中間期（平成17．9．30）	前中間期（平成16．9．30）	前期（平成17．3．31）
その他有価証券 非上場株式（店頭売買株式を除く）	6,911	7,101	6,990

（注）当中間連結会計期間において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30％以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（デリバティブ取引関係）

デリバティブ取引については、当中間連結会計期間、前中間連結会計期間及び前連結会計年度のいずれにおいても、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為記載しておりません。

（１株当たり情報）

	当中間期 (平成17．4．1～平成17．9．30)	前中間期 (平成16．4．1～平成16．9．30)	前　期 (平成16．4．1～平成17．3．31)
１株当たり純資産額	1,448.12円	1,230.33円	1,334.51円
１株当たり中間（当期）純利益	80.16円	△29.66円	95.06円
潜在株式調整後１株当たり中間（当期）純利益	80.08円	－円	93.88円

(注) 1.　前中間期の潜在株式調整後１株当たり中間純利益については、１株当たり中間純損失であるため記載しておりません。

2.　１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎

	当中間期 (平成17．4．1～平成17．9．30)	前中間期 (平成16．4．1～平成16．9．30)	前　期 (平成16．4．1～平成17．3．31)
１株当たり中間（当期）純利益金額			
中間（当期）純利益	16,524百万円	△6,115百万円	19,697百万円
普通株主に帰属しない金額	－	－	100百万円
うち利益処分による役員賞与金	－	－	100百万円
普通株式に係る中間（当期）純利益	16,524百万円	△6,115百万円	19,597百万円
期中平均株式数	206,142千株	206,155千株	206,151千株
潜在株式調整後１株当たり中間（当期）純利益金額			
中間（当期）純利益調整額	△15百万円	－	△243百万円
うち持分法による投資利益	△15百万円	－	△243百万円
普通株式増加数	－千株	－	－千株
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	－	－	－

（生産実績）

(単位：百万円)

事業の種類別セグメントの名称	当中間期（平成17．4．1～平成17．9．30）	
	生産高	前年同期比
楽器	108,017	97.7%
ＡＶ・ＩＴ	34,739	92.4%
電子機器・電子金属	27,657	66.8%
リビング	20,435	104.7%
その他	10,124	97.9%
合計	200,973	91.6%

(注) 1.　金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。

2.　上記の金額には、消費税等は含まれておりません。

平成 18年 3月期　個別中間財務諸表の概要

平成 17年 10月 31日

上場会社名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県
(URL http://www.yamaha.co.jp/)　　静岡県
代表者　役職名　代表取締役社長　氏名　伊藤修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田史生　　TEL (053) 460 - 2141
中間決算取締役会開催日　平成 17年 10月 31日　　中間配当制度の有無　有
中間配当支払開始日　平成 17年 12月 12日　　単元株制度採用の有無　有　(１単元　100株)

１. 17年 9月中間期の業績 (平成 17年 4月 1日 ～ 平成 17年 9月 30日)

(1)経営成績　(百万円未満切捨表示)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年 9月中間期	170,183	△ 9.3	9,437	△ 55.8	12,861	△ 43.0
16年 9月中間期	187,605	4.3	21,359	13.8	22,574	14.2
17年 3月期	341,546		22,638		25,145	

	中間(当期) 純利益		１株当たり中間(当期) 純利益
	百万円	%	円 銭
17年 9月中間期	9,150	－	44.35
16年 9月中間期	△ 13,617	－	△ 65.99
17年 3月期	264		0.80

(注)①期中平均株式数　17年 9月中間期　206,327,578株　16年 9月中間期　206,344,960株　17年 3月期　206,339,798株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)配当状況

	１株当たり中間配当金	１株当たり年間配当金
	円 銭	円 銭
17年 9月中間期	10.00	－
16年 9月中間期	7.50	－
17年 3月期	－	20.00

(3)財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
17年 9月中間期	303,065	183,009	60.4	887.00
16年 9月中間期	324,895	161,984	49.9	785.03
17年 3月期	318,071	172,791	54.3	836.97

(注)①期末発行済株式数　17年 9月中間期　206,323,569株　16年 9月中間期　206,341,215株　17年 3月期　206,330,276株
②期末自己株式数　17年 9月中間期　201,057株　16年 9月中間期　183,411株　17年 3月期　194,350株

２. 18年 3月期の業績予想 (平成 17年 4月 1日 ～ 平成 18年 3月 31日)

	売上高	経常利益	当期純利益	１株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	325,000	19,500	13,000	10.00	20.00

(参考) １株当たり予想当期純利益 (通期)　63円01銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料10ページ～11ページをご参照下さい。

５．中間財務諸表等

（１）中間貸借対照表

（単位：百万円）

科目	当中間期 (平成17. 9.30) 金額	前中間期 (平成16. 9.30) 金額	前期 (平成17. 3.31) 金額
（資産の部）			
Ⅰ 流動資産			
1. 現金及び預金	8,744	23,476	24,839
2. 受取手形	4,866	7,696	5,645
3. 売掛金	34,917	39,483	33,314
4. 棚卸資産	25,118	25,252	26,396
5. 繰延税金資産	11,484	10,735	11,045
6. その他	2,976	2,627	3,912
7. 貸倒引当金	△765	△1,020	△1,036
流動資産合計	87,343	108,251	104,118
Ⅱ 固定資産			
(1) 有形固定資産			
1. 建物	22,552	22,446	23,211
2. 機械及び装置	7,163	7,368	7,565
3. 土地	50,865	51,415	51,464
4. その他	8,626	8,541	8,713
有形固定資産合計	89,208	89,772	90,955
(2) 無形固定資産	103	103	103
(3) 投資その他の資産			
1. 投資有価証券	34,261	32,778	27,407
2. 関係会社株式	58,468	55,226	58,321
3. 関係会社出資金	17,441	14,946	17,441
4. 繰延税金資産	12,858	20,464	15,402
5. その他	5,150	4,427	5,486
6. 貸倒引当金	△1,065	△1,075	△1,009
7. 投資損失引当金	△706	—	△154
投資その他の資産合計	126,409	126,768	122,894
固定資産合計	215,721	216,643	213,952
資産合計	303,065	324,895	318,071

科目	当中間期 (平成17. 9.30) 金額	前中間期 (平成16. 9.30) 金額	前期 (平成17. 3.31) 金額
（負債の部）			
Ⅰ 流動負債			
1. 支払手形	753	883	728
2. 買掛金	23,614	28,770	20,422
3. 短期借入金	2,384	1,991	1,908
4. 一年以内返済の長期借入金	300	17,038	17,038
5. 未払費用及び未払金	20,273	20,858	26,216
6. 未払法人税等	6,005	6,584	10,004
7. 諸引当金	1,221	1,612	1,782
8. その他	1,167	1,716	1,778
流動負債合計	55,721	79,456	79,877
Ⅱ 固定負債			
1. 長期借入金	—	300	300
2. 再評価に係る繰延税金負債	11,656	11,848	11,842
3. 退職給付引当金	23,106	40,069	22,697
4. 役員退職慰労引当金	619	648	677
5. 長期預り金	28,131	29,701	29,036
6. その他	821	885	848
固定負債合計	64,335	83,453	65,402
負債合計	120,056	162,910	145,279
（資本の部）			
Ⅰ 資本金	28,534	28,534	28,534
Ⅱ 資本剰余金			
1. 資本準備金	40,054	40,054	40,054
資本剰余金合計	40,054	40,054	40,054
Ⅲ 利益剰余金			
1. 利益準備金	4,159	4,159	4,159
2. 任意積立金	71,620	87,212	87,212
3. 中間(当期)未処分利益	14,227	△20,020	△8,116
利益剰余金合計	90,007	71,351	83,255
Ⅳ 土地再評価差額金	13,974	13,824	14,255
Ⅴ その他有価証券評価差額金	10,684	8,437	6,926
Ⅵ 自己株式	△246	△218	△235
資本合計	183,009	161,984	172,791
負債及び資本合計	303,065	324,895	318,071

（2）中間損益計算書

（単位：百万円）

科目	当中間期 (平成17. 4. 1～平成17. 9. 30) 金額	百分比	前中間期 (平成16. 4. 1～平成16. 9. 30) 金額	百分比	前期 (平成16. 4. 1～平成17. 3. 31) 金額	百分比
		%		%		%
Ⅰ 売上高	170,183	100.0	187,605	100.0	341,546	100.0
Ⅱ 売上原価	127,047	74.7	131,508	70.1	247,455	72.5
売上総利益	43,136	25.3	56,097	29.9	94,091	27.5
延払未実現利益	47		129		218	
合計売上総利益	43,183	25.3	56,226	30.0	94,309	27.6
Ⅲ 販売費及び一般管理費	33,746	19.8	34,867	18.6	71,670	21.0
営業利益	9,437	5.5	21,359	11.4	22,638	6.6
Ⅳ 営業外収益	3,695	2.2	1,400	0.7	3,079	0.9
Ⅴ 営業外費用	270	0.1	184	0.1	573	0.1
経常利益	12,861	7.6	22,574	12.0	25,145	7.4
Ⅵ 特別利益	1,463	0.8	548	0.3	23,973	7.0
Ⅶ 特別損失	843	0.5	33,044	17.6	36,094	10.6
税引前中間(当期)純利益	13,482	7.9	△9,921	△5.3	13,024	3.8
法人税、住民税及び事業税	4,871	2.8	6,322	3.4	9,651	2.8
法人税等調整額	△538	△0.3	△2,625	△1.4	3,108	0.9
中間（当期）純利益	9,150	5.4	△13,617	△7.3	264	0.1
前期繰越利益	4,796		3,774		3,774	
土地再評価差額金取崩額	280		△10,176		△10,607	
中間配当額	—		—		1,547	
中間（当期）未処分利益	14,227		△20,020		△8,116	

（3）中間財務諸表作成のための基本となる重要な事項

1．資産の評価基準及び評価方法

1）有価証券

子会社及び関連会社株式　…　総平均法による原価法

その他有価証券

時価のあるもの　…　中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

2）デリバティブ

時価法

3）棚卸資産

後入先出法による低価法

2．固定資産の減価償却の方法

1）有形固定資産

定率法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

3．引当金の計上基準

1）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

2）投資損失引当金

関係会社等への投資に対する損失に備える為、その財政状態等を勘案し、必要額を計上しております。

3）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当中間会計期間以前に販売された台数に基づき今後の発生見込額を計上しております。

4）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

5）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

6）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、当中間会計期間末要支給額を計上しております。

4．外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6．ヘッジ会計の方法

1）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

2）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

3）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

4）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7．その他中間財務諸表作成のための基本となる重要な事項

1）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

（4）表示方法の変更

1．中間貸借対照表

前中間会計期間まで、投資その他の資産の「その他」に含めて表示していた「関係会社出資金」（前中間会計期間14,946百万円）は、当中間会計期間より区分掲記しております。

（5）その他の注記事項

（中間貸借対照表関係）

	当中間期 (平成17. 9.30)	前中間期 (平成16. 9.30)	前　期 (平成17. 3.31)
1．有形固定資産減価償却累計額	130,605 百万円	131,476 百万円	131,966 百万円
2．保証債務	399 百万円	251 百万円	428 百万円
3．輸出受取手形割引高	4,201 百万円	4,367 百万円	3,755 百万円
4．繰延ヘッジ損益の内訳			
繰延ヘッジ利益	121 百万円	6 百万円	24 百万円
繰延ヘッジ損失	177 百万円	333 百万円	488 百万円
繰延ヘッジ損益（純額）	△55 百万円	△327 百万円	△464 百万円

（中間損益計算書関係）

	当中間期 (平成17. 4．1～ 平成17. 9.30)	前中間期 (平成16. 4．1～ 平成16. 9.30)	前　期 (平成16. 4．1～ 平成17. 3.31)
1．営業外収益のうち			
受取利息	32 百万円	15 百万円	36 百万円
受取配当金	3,374 百万円	907 百万円	1,861 百万円
2．営業外費用のうち			
支払利息	95 百万円	94 百万円	188 百万円
3．減価償却実施額			
有形固定資産	3,414 百万円	3,536 百万円	6,859 百万円

（リース取引関係）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成17．4．1～平成17．9．30)			前中間期 (平成16．4．1～平成16．9．30)			前期 (平成16．4．1～平成17．3．31)		
	工具器具備品	その他	合　計	工具器具具備品	その他	合　計	工具器具具備品	その他	合　計
取得価額相当額	1,899	85	1,984	2,055	95	2,150	2,056	91	2,147
減価償却累計額相当額	915	56	971	1,119	52	1,172	976	56	1,033
中間期末（期末）残高相当額	984	29	1,013	936	42	978	1,079	34	1,114

取得価額相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成17．4．1～平成17．9．30)	前中間期 (平成16．4．1～平成16．9．30)	前期 (平成16．4．1～平成17．3．31)
1年以内	508	501	521
1年超	504	477	593
合　計	1,013	978	1,114

未経過リース料中間期末（期末）残高相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当中間期 (平成17．4．1～平成17．9．30)	前中間期 (平成16．4．1～平成16．9．30)	前期 (平成16．4．1～平成17．3．31)
支払リース料	308	326	642
減価償却費相当額	308	326	642

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当中間期 (平成17．4．1～平成17．9．30)	前中間期 (平成16．4．1～平成16．9．30)	前期 (平成16．4．1～平成17．3．31)
1年以内	63	38	65
1年超	74	23	94
合　計	138	62	160

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（単位：百万円）

区分	当中間期（平成17．9．30）			前中間期（平成16．9．30）			前期（平成17．3．31）		
	中間貸借対照表計上額	時価	差額	中間貸借対照表計上額	時価	差額	貸借対照表計上額	時価	差額
関連会社株式	11,426	151,352	139,926	11,418	107,610	96,191	11,418	118,242	106,823

（１株当たり情報）

中間連結財務諸表を作成している為、記載を省略しております。

YAMAHA CORPORATION

RECEIVED

2005 NOV 21 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Interim Flash Report

Consolidated Basis

Results for the FY March 2006 interim period ended September 30, 2005

October 31, 2005

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito, President and Representative Director
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Date of the interim meeting of the Board of Directors: October 31, 2005
Stock listings: Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY MARCH 2006 INTERIM PERIOD (April 1, 2005 to September 30, 2005)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)
FY March 2006 interim period (Ended September 30, 2005)	¥257,193	(4.2)	¥14,367	(40.6)	¥21,338	(24.6)
FY March 2005 interim period (Ended September 30, 2004)	268,584	0.9	24,200	(8.4)	28,288	(4.9)
FY March 2005 (Ended March 31, 2005)	534,079		35,695		41,302	

	Net income (loss)		Net income (loss) per share	Net income per share after full dilution
	Millions of yen	(% change from the previous interim period)	Yen	Yen
FY March 2006 interim period (Ended September 30, 2005)	¥16,524	—	¥80.16	¥80.08
FY March 2005 interim period (Ended September 30, 2004)	(6,115)	—	(29.66)	—
FY March 2005 (Ended March 31, 2005)	19,697		95.06	93.88

Notes: 1. Equity in net income of affiliates:
FY March 2006 interim period ended September 30, 2005 ¥8,469 million
FY March 2005 interim period ended September 30, 2004 ¥5,603 million
FY March 2005 ended March 31, 2005 ¥9,110 million
2. Average number of outstanding shares during the period (consolidated):
FY March 2006 interim period ended September 30, 2005 206,142,726 shares
FY March 2005 interim period ended September 30, 2004 206,155,330 shares
FY March 2005 ended March 31, 2005 206,151,010 shares
3. Changes in method of accounting: NO

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY March 2006 interim period (As of September 30, 2005)	¥521,751	¥298,514	57.2	¥1,448.12
FY March 2005 interim period (As of September 30, 2004)	524,656	253,635	48.3	1,230.33
FY March 2005 (As of March 31, 2005)	505,577	275,200	54.4	1,334.51

Note: Number of outstanding shares at the end of the period (consolidated):

FY March 2006 interim period as of September 30, 2005	206,139,570 shares
FY March 2005 interim period as of September 30, 2004	206,153,318 shares
FY March 2005 as of March 31, 2005	206,144,016 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY March 2006 interim period (Ended September 30, 2005)	¥(9,099)	¥ (8,929)	¥ (4,891)	¥29,639
FY March 2005 interim period (Ended September 30, 2004)	7,823	(10,203)	12,638	42,019
FY March 2005 (Ended March 31, 2005)	39,588	(12,896)	(8,306)	50,393

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 93

Number of non-consolidated companies accounted for using the equity method: 0

Number of affiliated companies accounted for using the equity method: 3

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:

Number of companies newly consolidated: 8

Number of companies removed from consolidation: 1

Equity method:

Number of companies newly accounted for using the equity method: 1

Number of companies removed from the equity method: 0

2. FORECAST OF RESULTS FOR FY MARCH 2006 (April 1, 2005 to March 31, 2006)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY March 2006	¥536,500	¥41,500	¥29,000

Reference: Net income per share for the fiscal year is forecast to be ¥140.68 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for FY March 2006" under "BUSINESS RESULTS AND FINANCIAL CONDITION."

(References)

1. THE YAMAHA GROUP

The Yamaha Group consists of Yamaha Corporation in Japan, 106 subsidiaries, and 15 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT products, electronic equipment and metal products, lifestyle-related products, recreation and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Electronic & Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 10 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europa G.m.b.H. Yamaha Music Central Europa G.m.b.H. Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc.
AV/IT products	Audio products and IT equipment	Yamaha Electronics Marketing Corp. Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H. Yamaha Electronics Manufacturing (M) Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Lifestyle-related products	System kitchens, Bathrooms, Washstands	Yamaha Livingtec Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts, and Sports facilities	Kiroro Associates Co., Ltd. and 5 others
Others	Golf products, Automobile interior wood components, FA equipment, and Metallic molds and components	Yamaha Fine Technologies Co., Ltd.

Principal consolidated subsidiaries are recorded separately for each area of business in which they are engaged.

2. MANAGEMENT POLICY

(1) Basic Management Policy

Yamaha Corporation aims to sustain its growth as a company that draws on its accumulated technologies and sensitivities in its core fields of sound and music as it works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the development and provision of superior-quality products and services. In addition, Yamaha will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities of an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

Yamaha's basic dividend policy prioritizes raising consolidated return on equity. Based on medium-term consolidated profit levels, the Company's policy is to pay stable dividends while maintaining appropriate internal reserves for strengthening its management base through research and development as well as rationalization investment.

(3) Goals and Management Targets

Yamaha's medium-term business plan, which covers the period from FY March 2005 to FY March 2007, calls for the Company to attain the following consolidated performance figures by FY March 2007: Net sales of ¥590.0 billion, operating income of ¥50.0 billion, recurring profit of ¥52.0 billion, and net income of ¥34.0 billion. In addition, the plan aims to boost return on equity to 10% and effectively eliminate actual interest-bearing debt.

(4) Medium- to Long-Term Management Strategies and Issues

Yamaha's YSD50 medium-term business plan ("YSD" is the abbreviation for Yamaha Sustainable Development, while "50" symbolizes the Company's goal of boosting annual operating income to ¥50.0 billion and eliminating actual interest-bearing debt.) aims to realize the creation of stable, high profits and a management structure that will be able to sustain continued development. We are pursuing these goals with the initiatives outlined below.

1. Achieving Sustainable, Stable, High Earnings

The profitability of all businesses is to be strengthened, and a significant increase in the profitability of the musical instrument business is expected to contribute to the creation of a stable high-earnings structure for the entire Yamaha Group.

Musical instruments

In musical instruments operations, the Company will (1) revitalize the domestic market, (2) expand sales of high-value-added products, (3) promote growth in the Chinese market and professional audio equipment market, (4) restructure manufacturing operations, (5) further develop its human resources, and (6) restructure business processes. In the field of content and media, Yamaha is expanding its ringtone melody distribution business overseas and working to use portal sites to develop new business.

AV/IT

In AV/IT operations, the Company will continue strengthening its home theater business and expanding router-related solutions business aimed at meeting the needs of enterprises and SOHO customers, while promoting its growth strategy with the establishment of new business units.

Electronic equipment and metal products

In electronic equipment operations, Yamaha is working to maintain its global share of LSI sound chips for the mobile phone market while working to expand into other domains. Turning to electronic metal product operations, the Company is working to establish a profit base through ongoing manufacturing reform and expanding its copper connector and manufactured goods businesses.

Lifestyle-related products

Yamaha is restructuring its lifestyle-related products operations by engaging in the efficient reallocation of management resources by eliminating unprofitable businesses, creating a leaner cost structure, reforming wholesale operations, and reforming its employment structure.

Recreation

Yamaha is looking to quickly restore its recreation operations to profitability by promoting initiatives tailored to the distinctive strengths of each facility as well as raising its quality ratings and improving safety.

Other

In the golf business, the Company is working to increase brand recognition with its *inpres*™ series. In FA equipment and metallic molds and component, the Company is endeavoring to develop business for its FA products in the IT and automotive sectors, while in the area of metallic molds and components, it is working to effect a decrease in its break-even point and enter new markets with its magnesium parts. Regarding automobile interior wood components, the Company is endeavoring to step up its product development, manufacturing, supply, and customer service capabilities.

Companywide measures

Aiming to reduce costs through Companywide horizontal initiatives, Yamaha is seeking to implement procurement cost reductions; implement manufacturing reforms that incorporate reductions in production loss and quality loss-related costs, reform business processes through the remodeling of basic information systems and better supply chain management (SCM), and employ IT to rationalize Companywide operations.

2. Creating and Developing Innovative, High-Quality Products and Businesses

In each of its businesses, Yamaha will emphasize efforts focused on the medium- and top-level segments of the relevant markets, thereby promoting its superior brand positioning and simultaneously developing additional demand through the concerted use of its capabilities to create and market innovative products.

3. Emphasizing Corporate Social Responsibility (CSR)

Aiming to ensure that its corporate value and brand value can be expanded and developed on a sustained basis, Yamaha is determined to fulfill its responsibilities from a business aspect and to the natural environment and society. At the same time, the Company is adjusting its management systems with an eye to promoting continual improvement in its fulfillment of those responsibilities.

(5) Corporate Governance

Basic Stance Regarding Corporate Governance

Yamaha regards strengthening its corporate governance systems as one of its most important management issues and is actively involved in strengthening these initiatives.

To continually develop its corporate and brand value, Yamaha is working to fulfill its economic, environmental, and social responsibilities by drawing on its accumulated technologies and know-how in its core field of sound and music as it works together with people throughout the world to enrich culture and create ***Kando***.

Yamaha is endeavoring to improve its management organizational systems and frameworks as well as implement the necessary measures to achieve these objectives. In addition, Yamaha's basic stance regarding its corporate governance is that taking initiatives to achieve transparency in management through timely disclosure of information is essential.

Implementation of Corporate Governance Measures

1) Basic Outline of Yamaha's Governance Structure

Directors and the Board of Directors

Yamaha's Board of Directors had eight members as of September 30, 2005, including two representative directors and one outside director. In principle, the Board meets once a month.

The Board has overall responsibility for formulating strategies of the Yamaha Group, decision making, monitoring of business execution in Company divisions, providing guidance, and performing other managerial functions. Yamaha has introduced the Executive Officer System in order to clearly distinguish overall management functions from direct execution and implement business activities at the divisional level and is working to strengthen its corporate governance functions centered around the Board of Directors.

Auditors and the Board of Auditors

Yamaha has adopted the corporate auditor system, and its Board of Auditors has four members, including two outside auditors. In principle, the Board of Auditors meets once a month and formulates its plans for periodic and comprehensive auditing of executive divisions and Group companies. Members of the Board of Auditors also attend the Management Meeting and other important meetings.

The Board of Auditors is also responsible for working closely with the Company's independent auditors and receives periodic progress reports on the auditing of the financial statements from them to ensure the appropriateness of the auditing process.

In addition, to secure the necessary environment for effective corporate auditing, the Board of Auditors has established a Corporate Auditors Office as an administrative team for auditors.

Management Meeting

To discuss management issues as needed and achieve a consensus of opinion among members of management, Yamaha has formed the Management Meeting, which, in principle, meets twice a month. Members comprise managing directors and the senior executive officer, and meetings are attended by the chairman of the Board of Auditors.

Executive Officers

Yamaha has already introduced the Executive Officer system with the objectives of strengthening consolidated Group management functions and accelerating decision making by the Board of Directors as well as improving business execution functions. To enable members of the Board of Directors and executive officers to perform their duties to the best of their abilities, the Company has clearly delineated the respective roles and functions of directors and executive officers, with the execution of business activities being the responsibility of executive officers. There are 13 executive officers, comprising one senior executive officer and 12 executive officers.

Companywide Governance Committee

Yamaha has formed the Companywide Governance Committee, comprising the Compliance Committee, the Corporate Social Responsibility (CSR) Committee, and the Corporate Officer Personnel Committee.

The Compliance Committee conducts activities on a Companywide basis to promote the fulfillment of social responsibilities and compliance with laws and regulations.

The CSR Committee carries out activities to promote voluntary activities that contribute to society with the objective of pursuing achievement of autonomously established standards beyond those required by the law.

The Corporate Officer Personnel Committee is responsible for discussing the selection of candidates for the positions of director, auditor, and executive officer and thereby increasing the transparency and fairness of the process for selection of management candidates appointed to these positions. In addition, the Corporate Officer Personnel Committee is responsible for considering programs for nurturing future candidates for management positions and management compensation.

Internal Auditing

Yamaha has established the Auditing Division, which reports directly to the president and representative director. This division is responsible for considering and evaluating the Company's administrative and operating systems as well as the conduct of operations from an overall management perspective and for ascertaining that activities are carried out legally and rationally. Based on the results of its examinations, the division provides information as well as advice and suggestions for improvements and for conducting activities more rationally. In addition, the division works to improve the efficiency of auditing activities by maintaining close communication and cooperation with the Company's auditors and independent auditor.

Yamaha has instituted the auditing systems described in the previous paragraphs. In addition, to strengthen corporate governance functions, the Company has introduced an executive officer system and a Corporate Officer Personnel Committee. Management believes this system is becoming increasingly effective and has decided to continue with the corporate auditor governance model.

2) Outline of Yamaha's Governance Structures and Internal Control Systems

An outline of the Company's corporate governance and internal control systems is shown below.



General Meeting of Shareholders
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Board of Directors
(Consisting of eight directors, including one outside director)
Auditing
Board of Auditors
(Consisting of four members, including two full-time auditors and two outside auditors)
Reports
Independent Auditors
Selection
Selection/dismissal/auditing
Selection
Approval of selection/reelection
Judgments regarding appropriateness of auditing
Reports
Corporate Auditors Office
Representative Directors (two)
Advice
Guidance
Reports
Auditing Division
Compliance Committee
CSR Committee
Corporate Officer Personnel Committee
Companywide Governance Committee
Recommendations and reports
Management Meeting
(Comprising seven directors and one senior executive officer)
Brand Management Committee
Quality Committee
Environment Committee
Export Screening Committee
Personal Information Protection Promotion Committee
Health and Safety Promotion Committee
Companywide Specialized Promotion Committees
Promotional Headquarters, Screening Committee
Advice
Auditing
Executive Officers
Comprising one senior executive officer and 12 executive officers
Operating Divisions/Group Companies

3) Current State of Risk Management Systems

Yamaha deals with the various risks that may arise in its operations by establishing flexible and optimal systems appropriate to the magnitude of potential impact on management by creating risk management systems suited to the risks it may confront. These range from systems for response for those with different scopes of responsibility to establishing a Companywide risk management structure.

The committees related to risk management are as follows.

Compliance Committee

The Company has formed the Compliance Committee to serve as the core unit responsible for setting policies and discussing issues related to compliance. This committee has a Groupwide implementation system that aims to realize adherence with the Company's corporate philosophy through the promotion of compliance with laws and regulations as well as internal rules, while conducting deliberations and making decisions regarding matters related to improvements in corporate ethics. Specific activities include the preparation of a compliance guide and the implementation of training programs to enhance awareness of compliance among all Group personnel, including directors. The committee has also established a compliance help line.

Brand Management Committee

The functions of this committee include determining the appropriateness of the display of the Yamaha brand and preparation of guidelines for brand management with the aim of building and defending the value of the Yamaha brand.

Quality Committee

To attain the product and service quality as well as the improvement in customer satisfaction that the Yamaha brand aims for, we have formed the Quality Committee. This committee will confirm Companywide product quality policies, consider carefully and reach a consensus on strategic issues relating to quality as well as important quality issues for Companywide focus, confirm progress toward quality goals by business segment, and serve as a forum for exchange of information on quality matters.

Environment Committee

The roles of this committee include taking proactive initiatives in relation to global environmental issues, ensuring compliance with environmental legislation, and preventing environmental pollution that may arise from the Company's business activities.

Export Screening Committee

This committee was formed to ensure compliance with laws that forbid the proliferation of weapons of mass destruction and the preparation of the Company's Export Management Regulations, which are intended to ensure the appropriate conduct of export activities. The committee's activities also include promoting the awareness of these regulations and the supervision of their implementation.

Personal Information Protection Promotion Committee

Yamaha has established its Personal Information Protection Promotion Committee with the objectives of creating fundamental policies and appropriate rules for administration systems and management methods related to the protection of personal information held throughout the Company (including domestic Group companies) as well as taking measures to ensure related legal compliance and the prevention of information leaks and similar incidents. The committee also is responsible for coordinating activities between different departments, resolving problems that affect multiple departments, and planning and implementing related educational and training programs.

Health and Safety Promotion Committee

This committee works constantly to implement measures to prevent the occurrence of disasters and accidents to ensure the safety of employees, customers, and other related parties and to develop comprehensive measures to deal with disasters and other contingencies after they occur.

This committee has appointed six divisional heads by area: namely, the Labor Safety Committee Chairperson, the Disaster Policy Chairperson, Companywide Traffic Safety Chairperson, the Health and Wellness Chairperson, the Office Safety and Sanitation Chairperson, and the Overseas Safety Chairperson.

4) Status of Accounting Audit

Hideji Kawanishi and Takahiro Takiguchi conducted accounting audit operations for the Company and work as a representative partner and employee, respectively, of Ernst & Young ShinNihon. They have conducted audits for 13 years and one year, respectively. Assistants for auditing operations include 8 certified public accountants, 3 assistant certified public accountants, and 8 other assistants.

5) Summary of Potential Conflicts of Interest, Including Relationships between the Company and its Outside Directors and Outside Auditors as well as Capital and Transactions Relationships

As of September 30, 2005, the Company had one outside member on its Board of Directors and two outside members on its Board of Auditors.

Toru Hasegawa, the outside member of the Board of Directors, also serves as the Chairman and Representative Director of Yamaha Motor Co., Ltd., an affiliate of the Company.

Naomoto Ohta, one of the standing outside auditors, resigned as an employee of the Company in June 1994, and has held the position of auditor of the Company from that time to the present. Kunio Miura, the other outside auditor is a lawyer and has no personal, capital, or transactional relationship with the Company that might give rise to a conflict of interest.

6) Initiatives over the Past Year toward Improving the Company's Corporate Governance

During the one-year period from October 1, 2004, to September 30, 2005, the Board of Directors met 14 times and the Management Meeting 25 times to decide on necessary operating matters and consider important management issues. The Board of Auditors met 16 times during this same period and worked to enhance audits, particularly with regard to compliance, safety and health, quality management, and internal control systems, which will be priority areas for the foreseeable future. In addition, it conducted audits of business divisions as well as subsidiaries according to schedule.

In addition, regarding the Companywide Governance Committee, the Corporate Officer Personnel Committee convened and selected one new candidate for director and two new executive officers in addition to conducting ongoing deliberations related to compensation for directors. Moreover, the Compliance Committee met four times and expanded its second compliance survey to include outside employees to evaluate the awareness of employees and the status of compliance at business sites with an eye to maintaining and improving performance. The CSR Committee promoted management that emphasizes corporate social responsibility by verifying the status of nine items, including zero emissions, promotion of female employees, and information disclosure and debated the direction of future initiatives.

Regarding the Companywide Specialized Promotion Committees, Promotional Headquarters, and Screening committee, in addition to producing the *Personal Information Protection Rules and Regulations Manual* in October 2004, in April 2005 the Company disclosed its policy on the protection of personal information on its website. In July 2005, it established the Quality Committee to provide a place for the horizontal coordination and deliberation of Companywide quality assurance activities with the aim of maintaining and improving such activities.

(6) Items related to the parent and other Group companies, etc.

There are no relevant items.

3. BUSINESS RESULTS AND FINANCIAL CONDITION

(1) Business Results

1. FY March 2006 Interim Summary

During the interim period under review, the Japanese economy was generally firm, characterized by an increase in capital investment originating in an increase in corporate profits as well as a recovery in personal consumption. Despite concerns about the negative influence of rising crude oil prices on the economy, economic expansion in the U.S. economy and growth in Asia continued.

Amid these conditions, Yamaha implemented various measures aimed at achieving the targets of its YSD50 medium-term business plan.

Although sales of lifestyle-related products increased, sales fell in the musical instruments segment, AV/IT segment, electronic equipment and metal products segment, recreation segment, and other segment. The decrease in sales in the electronic equipment and metal products segment was particularly significant.

As a result, total consolidated interim net sales amounted to ¥257,193 million, down 4.2% compared with the interim period of the previous fiscal year. Of this, domestic sales totaled ¥149,322 million, down 8.8%, and overseas sales accounted for ¥107,871 million, up 2.9%.

Regarding income, operating income dropped 40.6%, to ¥14,367 million, while recurring profit declined 24.6%, to ¥21,338 million. Interim net income of ¥16,524 million was recorded, compared with an interim net loss of ¥6,115 million in the previous period.

Results by business segment was as follows:

Musical Instruments

Overseas sales of musical instruments increased, while domestic sales experienced a decrease. Sales of pianos increased, benefiting from strong overseas markets. In sales of electronic instruments, strong growth in sales of professional audio equipment failed to compensate for a decline in sales of *Electone*™ products and portable keyboards, resulting in a decrease in sales. Sales of wind instruments increased.

In the field of education, enrollment in Yamaha music schools and English language schools rose, resulting sales growth.

Content distribution sales increased.

Due to these factors, segment sales amounted to ¥150,770 million, a slight decrease of 0.3% from the interim period of the previous fiscal year, and operating income came to ¥8,074 million, down 18.4%.

AV/IT Products

In audio products, sales of home theater system products in North America grew but were weak in Japan and Europe, resulting in an overall decrease. In information and communications equipment, increased competition in the enterprise-use router market led to a decline in sales.

Consequently, segment sales amounted to ¥35,454 million, down 3.7% compared with the interim period of the previous fiscal year, and operating income fell 72.8%, to ¥662 million.

Electronic Equipment and Metal Products

In semiconductors, a decrease in units sold combined with lower prices of LSI sound chips for mobile phones, resulting in lower sales. Sales of electronic metal products also decreased.

Due to these factors, segment sales came to ¥28,330 million, down 26.2% from the interim period of the previous fiscal year, and operating income totaled ¥5,114 million, a decrease of 61.2%.

Lifestyle-Related Products

Thanks to enhanced showrooms and other initiatives to improve customer contact, as well as efforts to boost product capabilities, the Company's mainstay system kitchens experienced considerable growth, boosting sales. The increase in sales, along with reductions in expenses, led to a recovery in profits.

Thus, segment sales totaled ¥22,617 million, up 6.6% from the interim period of the previous fiscal year, and operating income amounted to ¥1,042 million, compared with an operating loss of ¥115 million in the same period of the previous fiscal year.

Recreation

Although the recreation segment experienced a decline in sales due to a decrease in the number of customers, cost reductions led to an improvement in profits.

As a result, segment sales came to ¥8,943 million, down 5.0% compared with the interim period of the previous fiscal year, and an operating loss was reported of ¥664 million, compared with a ¥1,154 million loss in the same period of the previous fiscal year.

Other

Sales of the golf business and automobile interior wood components business remained steady, but sales in the FA products and the metallic molds and components businesses declined.

Consequently, segment sales totaled ¥11,077 million, down 4.4% from the interim period of the previous fiscal year, and operating income amounted to ¥138 million, compared with an operating loss of ¥54 million posted in the same period of the previous fiscal year.

Results by region were as follows:

In Japan, sales totaled ¥154,752 million, down 9.8% from the interim period of the previous fiscal year, and operating income fell 49.7%, to ¥11,710 million. In North America, sales increased 4.7%, to ¥41,065 million, and operating income declined 20.2%, to ¥1,596 million. In Europe, sales amounted to ¥38,585 million, down 0.8%, and operating income fell 24.8%, to ¥1,679 million. In the Asia, Oceania, and Other areas, sales soared 20.3%, to ¥22,790 million, and operating income totaled ¥2,781 million, down 0.5%.

2. Forecast for FY March 2006

For the full fiscal year ending March 31, 2006, in view of uncertainties prevailing in the LSI sound chips for the mobile phone market, the Company is forecasting a decline in sales in electronic equipment and metal products. However, an increase in sales is forecast for the musical instruments and AT/IT businesses as a result of the introduction of new products.

As a consequence, sales for the fiscal year ending March 31, 2006, are forecast to rise 0.5%, to ¥536.5 billion. Recurring profit will increase 0.5%, to ¥41.5 billion, and net income will climb 47.2%, to ¥29.0 billion.

(1) Consolidated forecast

	Net Sales	Recurring profit	Operating income
	Millions of yen	Millions of yen	Millions of yen
Previous announced forecast (A)	¥546,000	¥42,500	¥29,000
Revised forecast (B)	536,500	41,500	29,000
Difference (B–A)	(9,500)	(1,000)	—
Differential ratio	(1.7)%	(2.4)%	—
Results from previous term (ended March 2005)	¥534,079	¥41,302	¥19,697

(2) Non-consolidated forecast

	Net Sales	Recurring profit	Operating income
	Millions of yen	Millions of yen	Millions of yen
Previous announced forecast (A)	¥334,000	¥21,000	¥12,000
Revised forecast (B)	325,000	19,500	13,000
Difference (B–A)	(9,000)	(1,500)	1,000
Differential ratio	(2.7)%	(7.1)%	8.3%
Results from previous term (ended March 2005)	¥341,546	¥25,145	¥264

(2) Financial Position

1. Interim Period Cash Flows

Cash and cash equivalents at the end of the interim period were ¥29,639 million, a net decrease of ¥22,439 million (compared with a net increase of ¥11,112 million in the interim period of the previous fiscal year).

Cash Flow Provided by Operating Activities

Income before income taxes and minority interests was ¥22,148 million, compared with a loss of ¥4,281 million in the interim period of the previous fiscal year. Net cash used in operating activities totaled ¥9,099 million. In comparison, net cash provided by operating activities was ¥7,823 million in the interim period of the previous fiscal year.

Cash Flow Used in Investment Activities

Net cash used in investment activities totaled ¥8,929 million as a result of capital investment and other expenditures. Net cash used in investment activities was ¥10,203 million in the interim period of the previous fiscal year.

Cash Flow Used in Financing Activities

Net cash used in financing activities totaled ¥4,891 million and consisted mainly of repayments of long-term debt. Net cash provided by financing activities came to ¥12,638 million in the interim period of the previous fiscal year.

Trends in Cash-Flow Indicators

	FY March 2004 interim period	FY March 2005 interim period	**FY March 2006 interim period**	FY March 2004	FY March 2005
Equity ratio	45.2%	48.3%	**57.2%**	51.1%	54.4%
Equity ratio based on current market prices	81.3%	65.9%	**77.6%**	78.8%	63.1%
Debt redemption period (years)	—	—	—	0.9 year	1.2 year
Interest coverage ratio	13.0	18.3	—	36.9	38.7%

(Calculation Methods)

Equity ratio = shareholders' equity ÷ total assets

Equity ratio based on current market prices = total market value of common stock ÷ total assets

Debt redemption period (years) = interest-bearing debt ÷ net cash provided by operating activities (Not recorded for the interim period)

Interest coverage ratio = net cash provided by operating activities ÷ interest payments

Notes:

1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash (used in) provided by operating activities and interest payments are those from the consolidated statement of cash flows.
4. The interest coverage ratio for the interim period ending September 30, 2005, is not presented herein because cash flows from operating activities were negative.

2. Forecast for FY March 2006

Outlook for the Full Fiscal Year

During the fiscal year ending March 31, 2006, cash flows provided by operating activities are expected to decrease. Among cash flows used in investing activities, capital investments are scheduled to exceed depreciation. Also, among cash flows used in financial activities, the Company is scheduling the repayment of debt.

Cautionary Statement with Respect to Forward-Looking Statements

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

(3) Business Risks

Factors that may significantly influence investor decisions with regard to items contained in this interim report are listed below. Forward-looking statements in this report have been made by the Group based on information available as of the end of the interim period.

1. Business Structure

The Yamaha Group engages in business in musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreational products, and other areas.

Although the electronic equipment and metal products segment produces high profits for the Company, changes in demand and intense price competition make this a business in which profits experience major fluctuations. Yamaha's YSD50 medium-term business plan aims to strengthen profitability, particularly in the musical instruments segment, resulting in the establishment of a business structure that will ensure sustained, stable, and high profits. However, failure to achieve forecasted profits in the musical instruments and other businesses may have a negative effect on the Company's business results and/or financial position.

The lifestyle-related products segment is in the process of restructuring. Furthermore, the recreation business is currently recording losses. Yamaha is working to reform the structure of these segments through the reallocation of management resources; however, failure to improve profits according to plan may negatively affect the Company's business results and/or financial condition.

2. Price Competition

The Yamaha Group faces strong competition in the areas in which it develops business. For example, in the musical instruments segment, as a comprehensive instrument manufacturer, the Company sells high-quality, highly functional products in a wide range of price levels. In each product category, the Company has competitors, and in the higher-end products, it competes with manufacturers with well-known brands. Furthermore, in recent years, Yamaha has experienced intensified competition in the market for lower priced products with Chinese and other overseas manufacturers that produce large volumes of low-priced products.

In the AV/IT segment, Yamaha specializes in home theater AV equipment products, and its products occupy a large share of the market. However, in recent years, in addition to the price competition stemming from the emergence of competitors and Chinese products it has faced in recent years, future restructuring of the industry as well as distribution reform and new technology development trends are causing concern about the further intensification of price competition and its effect on the market advantage that the Company now enjoys.

Such price competition may negatively affect the Yamaha Group's business results and/or financial condition.

3. Development of New Technologies

The Yamaha Group concentrates its management resources in sound and music and, in addition to its steadfast position as the world's top musical instrument manufacturer, it focuses on home theater AV products in the AV/IT segment and is developing business centered on sound-generating semiconductors in the electronic equipment business.

Developing distinctive sound and music technologies are an indispensable factor in the Yamaha Group's development and growth. Failing to carry out continuous technological development would result in a decrease in added value and a loss of price competitiveness in the musical instrument business, as well as failure to create new demand. Failure to develop technologies would make it difficult for the AV/IT segment and electronic equipment segment to survive. Even if the Company engages in successful technological development, there is no guarantee that it will be popular in the market once it has been incorporated into products.

Failure to develop new technologies would threaten future growth and profitability, and could negatively affect the Yamaha Group's business results and/or financial condition.

4. Reliance on Business Partners in Materials and Components Businesses

Business performance of semiconductors and metal materials, lifestyle-related products—including system kitchens, as well as automobile interior wood components and magnesium components materials that are manufactured and sold by the Yamaha Group—are influenced by the performance of the manufacturers that it supplies. In the event that the Company loses customer trust due to delivery time, quality, or other factors, it may have a negative influence on future orders. Furthermore, in the event that Yamaha's products are flawed in some way, the manufacturers that it supplies may demand compensation.

In the event of such a scenario, the Yamaha Group's business results and/or financial condition could be negatively affected.

5. Business Development through International Activity and/or Overseas Expansion

The Yamaha Group has production and sales sites in every region of the world, and is engaged in global business expansion. Of its 93 consolidated subsidiaries, 49 are overseas enterprises and, of those, 16 are manufacturing companies, with principal factories concentrated in China, Indonesia, and Malaysia. Overseas sales comprise 41.9% of total net sales.

Business development in these overseas markets carries a number of latent risks as listed below and, once these risks—severe problems due to the concentration of production sites, for example—materialize, it may be impossible to carry out stable product supply.

(1) Political, economic disorder; terrorism; war

(2) Establishment of disadvantageous policies or establishment of or change in regulations

(3) Unexpected laws or unexpected changes in regulations

(4) Failure to retain employees

(5) Failure to procure materials or parts or achieve level of technology

The above items may have a negative effect on the Yamaha Group's business results and/or financial condition.

6. Recruiting and Nurturing Employees

The average age of Yamaha employees is high, and older people constitute a significant proportion of all employees, meaning that a considerable number of older employees are near retirement. Responding to such changes in the employment structure as the passing on of expertise in musical instrument production, as well as the recruitment and nurturing of employees who will take responsibility for the Company in the next generation, is an important issue.

Failure to respond to such changes in its employment structure will inhibit business activities and future growth, and may negatively affect the Yamaha Group's business results and/or financial condition.

7. Protection and Use of Intellectual Property Rights

The Yamaha Group possesses patents and other intellectual property rights for its proprietary technologies as well as know-how gleaned from business operations. It is impossible to completely protect some of these with intellectual property rights due to legal limits in certain countries, or only limited protection is offered. It is possible that the Yamaha Group may not be able to effectively prevent the use of its intellectual property rights by third parties. As a result, the appearance on the market of similar and counterfeit products manufactured by the third party may interfere with sales of Yamaha Group products. Furthermore, if the third party claims that Yamaha Group products infringe upon its intellectual property rights, it may result in delayed or prohibited sales.

The Yamaha Group has intellectual property licenses from third parties for several important product components. In addition to the influence of rising royalties on production costs and, therefore, cost-competitiveness, in the event that the Group could not obtain a license, it might be impossible for it to manufacture the product for which it was used.

8. Product and Service Defects

Yamaha Group products are managed using quality assurance policies established by the Company. However, this is not a guarantee that all of its products are without flaws. Although the Group is insured for product liability damages, there is no guarantee that insurance will fully cover legal damages. If an accident due to product liability occurs, insurance premiums would be expected to rise. Furthermore, product recalls, replacements and repairs, and design changes would incur significant cost increases and the Yamaha Group's reputation would suffer, making a drop in sales likely. Such occurrences could negatively affect the Yamaha Group's business results and/or financial position.

Although the Yamaha Group gives due attention to the health and safety of its retail outlets, music schools, and recreational facilities, in the event of an accident, it is likely that sales would decline due to a temporary cessation of operations at the store or facilities as well as damage to its reputation, and could have a negative effect on the Group's business results and/or financial position.

9. Laws and Regulations

At Yamaha Group business sites throughout the world, it is subject to the laws and regulations of various countries. For example, foreign investment restrictions, import and export regulations designed to protect national security, commercial restrictions, consumer protection regulations, tax system regulations, environmental protection regulations, and other laws and restrictions apply to Yamaha Group business operations. In addition, under legal regulations relating to the handling of private information, the Company has a duty to handle such private information that it receives from customers and others safely and securely. Although the Group makes a concerted effort to comply with all laws and regulations, in the event that it cannot comply, Group corporate activities may be limited, and there may be an increase in costs. Such laws and regulations may negatively affect the Yamaha Group's business results and/or financial position.

10. Environmental Protection Regulations

Environmental protection regulations regarding business activities are becoming increasingly stringent, and there is a call for companies to implement voluntary environmental activities programs as a part of fulfilling their corporate social responsibilities. The Yamaha Group works to implement policies regarding products, packaging, energy conservation, and industrial waste treatment that go beyond environmental standards, but it cannot guarantee that it will be able to completely prevent or lessen its impact in the event of an accident that results in the amount of a restricted substance released exceeding environmental standards. Furthermore, in the event that soil contamination from a restricted substance occurs on plant premises, it may result in major cleanup costs before the property can be sold or the inability to sell the property. In the event that air or groundwater is polluted with a substance that is restricted in the future after it is sold to a third party, costs related to resolving the situation may be incurred.

Should any of the above-mentioned scenarios materialize, it could negatively affect the Yamaha Group's business results and/or financial position.

11. Exchange Rate Fluctuations

The Yamaha Group conducts manufacturing, sales, and other business activities throughout the world, and trade denominated in foreign currencies at each Group company is affected by exchange rate fluctuations. To minimize the effect of short-term exchange rate fluctuations on trade denominated in foreign currencies, the Group engages in exchange contracts; however, in the event that the Group cannot implement its initial business plans due to exchange rate fluctuations, it may negatively affect its business results and/or financial position.

12. Effects of Earthquakes and Other Natural Disasters

The occurrence of an earthquake or other natural disaster may result in damage to Yamaha Group manufacturing sites and other business sites. Although manufacturing sites are being transferred overseas, Yamaha's head office and domestic plants as well as principal subsidiaries are concentrated in Shizuoka Prefecture, and, in the event that an earthquake occurs in the Tokai region of Japan, in addition to damage of facilities, suspended or delayed operations and major recovery costs may negatively affect the Yamaha Group's business results and/or financial position.

13. Items Related to Changes in Financial Position

(1) Valuation of investment securities

The Yamaha Group owns corporate stocks of client financial institutions and others as well as other marketable securities with a market price (representing acquisition costs of ¥9,800 million and recorded on the balance sheets as ¥27,600 million as of September 30, 2005). Because other marketable securities with a market price are valued using the market value method based on the market price on the balance sheet date, amounts recorded on the balance sheet may fluctuate according to the value on the balance sheet date. Furthermore, in the event that a stock's market value falls significantly below the acquisition, it will result in losses. These factors may negatively affect the Yamaha Group's business results and/or financial position.

(2) Property depreciation

Property held by the Yamaha Group depreciated, and the difference between the market price at the end of the interim period and the book value after reappraisal of property reappraisals based on the Law concerning Reevaluation of Land totaled ¥-15,000 million. Such depreciation would be realized upon the sale of such property and could negatively affect the Yamaha Group's business results and/or financial position.

(3) Asset-impairment accounting for property, plant and equipment

Property, plant and equipment owned by the Yamaha Group may be included in asset-impairment accounting. In the event that this happens, it may negatively affect the Group's business results and/or financial position.

(4) Retirement benefit obligations and expenses

Yamaha Group retirement benefit obligations and expenses are calculated based on estimates of the retirement benefit system in use as well as the discount rate and the expected rate of return. Retirement benefit systems may change, and there are discrepancies between estimates and actual results at the end of each accounting period. Consequently, there may be a negative effect on the Yamaha Group's business results and/or financial position.

(5) Investment losses/gains under the equity method

Of the recurring profit of ¥21,300 million recorded in the interim period under review, ¥8,400 million was investment gain under the equity method. Yamaha has three equity-method affiliates, including Yamaha Motor Co., Ltd., and Korg Inc. Poor performance by these equity-method affiliates could have a negative effect on the Yamaha Group's business performance and/or financial position.

4. CONSOLIDATED FINANCIAL STATEMENTS
(1) Consolidated Balance Sheets

	Millions of yen		
	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of Mar. 31, 2005)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 31,287**	¥ 42,521	¥ 51,205
Notes and accounts receivable	**83,321**	88,057	73,688
Marketable securities	**209**	1,250	457
Inventories	**90,697**	89,407	78,434
Deferred income taxes	**17,991**	17,361	16,495
Other current assets	**6,382**	6,075	7,412
Allowance for doubtful accounts	**(1,963)**	(2,226)	(2,114)
Total current assets	**227,927**	242,447	225,581
Fixed assets:			
Tangible assets:			
Buildings and structures	**45,275**	44,571	45,370
Machinery and equipment	**22,152**	22,240	21,501
Tools, equipment and fixtures	**15,226**	13,424	14,105
Land	**63,557**	64,288	64,050
Construction in progress	**1,570**	1,639	1,399
Total tangible assets	**147,782**	146,164	146,428
Intangible assets	**3,822**	1,068	1,026
Investments and other assets:			
Investment securities	**117,730**	103,599	101,015
Deferred income taxes	**15,032**	22,427	17,425
Other assets	**10,667**	10,170	15,265
Allowance for doubtful accounts	**(1,211)**	(1,220)	(1,165)
Total investments and other assets	**142,218**	134,977	132,541
Total fixed assets	**293,824**	282,209	279,996
Total assets	**¥521,751**	¥524,656	¥505,577

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of Mar. 31, 2005)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 41,843**	¥ 47,088	¥ 37,686
Short-term loans	**35,509**	35,302	17,825
Current portion of long-term debt	**1,723**	26,612	22,259
Accrued expenses	**39,208**	39,575	45,167
Income taxes payable	**8,390**	9,704	12,603
Various reserves	**3,300**	3,687	3,411
Other current liabilities	**6,690**	7,229	6,867
Total current liabilities	**136,665**	169,200	145,820
Long-term liabilities:			
Long-term debt	**9,545**	3,746	6,514
Deferred income taxes on land revaluation	**14,161**	14,353	14,346
Accrued employees' retirement benefits	**28,152**	47,433	28,269
Accrued directors' retirement benefits	**848**	890	950
Long-term deposits received	**28,014**	29,581	28,917
Other long-term liabilities	**1,774**	1,839	1,722
Total long-term liabilities	**82,497**	97,845	80,722
Total liabilities	**219,162**	267,046	226,542
MINORITY INTERESTS	**4,074**	3,974	3,834
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,534	28,534
Capital surplus	**40,054**	40,054	40,054
Earned surplus	**227,372**	188,658	212,340
Reserve for land revaluation difference	**22,041**	22,088	22,453
Net unrealized holding gains on other securities	**11,285**	8,806	7,364
Translation adjustments	**(30,483)**	(34,244)	(35,267)
Treasury stock, at cost	**(290)**	(262)	(279)
Total shareholders' equity	**298,514**	253,635	275,200
Total liabilities and minority interests and shareholders' equity	**¥521,751**	¥524,656	¥505,577

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statement of Operations

	FY March 2006 interim period (April 1, 2005– Sept. 30, 2005)		FY March 2005 interim period (April 1, 2004– Sept. 30, 2004)		FY March 2005 (April 1, 2004– Mar. 31, 2005)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥257,193**	**100.0**	¥268,584	100.0	¥534,079	100.0
Cost of sales:	**162,784**	**63.3**	165,747	61.7	335,705	62.9
Gross profit	**94,409**	**36.7**	102,837	38.3	198,374	37.1
Unrealized profit	**47**		130		221	
Total gross profit	**94,456**	**36.7**	102,968	38.3	198,595	37.2
Selling, general and administrative expenses	**80,088**	**31.1**	78,767	29.3	162,899	30.5
Operating income	**14,367**	**5.6**	24,200	9.0	35,695	6.7
Non-operating income:						
Interest received	**221**		158		327	
Dividends received	**328**		333		381	
Equity in earnings of unconsolidated subsidiaries and affiliates	**8,469**		5,603		9,110	
Other	**668**		863		2,335	
Total non-operating income	**9,688**	**3.8**	6,959	2.6	12,155	2.2
Non-operating expenses:						
Interest paid	**487**		445		1,020	
Cash discounts	**1,902**		1,923		4,327	
Other	**326**		503		1,199	
Total non-operating expenses	**2,717**	**1.1**	2,871	1.1	6,548	1.2
Recurring profit	**21,338**	**8.3**	28,288	10.5	41,302	7.7
Other profit:						
Gain on sale of fixed assets	**795**		208		390	
Reversal of allowances	**36**		184		533	
Gain on sale of investment securities	**508**		198		6,534	
Gain on liquidation of stock in subsidiaries	**—**		—		4	
Gain on return of the substitutional portion of employee pension plan	**—**		—		19,927	
Total other profit	**1,341**	**0.5**	592	0.2	27,391	5.1
Other loss:						
Loss on removal of fixed assets	**344**		605		1,520	
Loss on impairment of fixed assets	**—**		32,549		32,703	
Loss on sale of investment securities	**—**		—		4	
Valuation loss on investment securities	**80**		4		70	
Loss on revaluation of stock in subsidiaries	**106**		2		70	
Structural reform expenses	**—**		—		52	
Special retirement payment	**—**		—		755	
Total other loss	**531**	**0.2**	33,161	12.3	35,178	6.5
Income (loss) before income taxes and minority interests	**22,148**	**8.6**	(4,281)	(1.6)	33,516	6.3
Current income taxes (benefit)	**6,897**	**2.7**	9,198	3.4	14,497	2.7
Deferred income taxes (benefit)	**(1,581)**	**(0.6)**	(7,722)	(2.8)	(1,088)	(0.2)
Minority interests	**307**	**0.1**	358	0.1	409	0.1
Net income (loss)	**¥ 16,524**	**6.4**	¥ (6,115)	(2.3)	19,697	3.7

Note: Figures of less than ¥1 million have been omitted.

(3) Retained Earnings

	Millions of yen					
	FY March 2006 interim period (as of Sept. 30, 2005)		FY March 2005 interim period (as of Sept. 30, 2004)		FY March 2005 (as of Mar. 31, 2005)	
CAPITAL SURPLUS						
Balance at beginning of period		**¥ 40,054**		¥ 40,054		¥ 40,054
Balance at end of period		**40,054**		40,054		40,054
EARNED SURPLUS						
Balance at beginning of period		**212,340**		203,485		203,485
Additional earned surplus:						
Net income	**16,524**		—		19,697	
Effect of change in scope of consolidation	**827**		—		—	
Effect of change in interests in subsidiaries	**115**		—		—	
Reversal of reserve for land revaluation difference	**280**		—		—	
Reversal of reserve for land revaluation difference due to change in ownership percentage of affiliated companies	**78**	**17,826**	162	162	188	19,886
Deduction from earned surplus:						
Cash dividends paid	**2,579**		2,063		3,611	
Bonuses to directors and statutory auditors	**100**		121		121	
Net loss	**—**		6,115		—	
Effect of change in scope of consolidation	**115**		36		36	
Effect of change in interests in subsidiaries	**—**		192		371	
Reversal of reserve for land revaluation	**—**	**2,794**	6,460	14,990	6,890	11,031
Balance at end of period		**¥227,372**		¥188,658		¥212,340

(4) Consolidated Statement of Cash Flows

	FY March 2006 interim period (April 1, 2005– Sept. 30, 2005)	FY March 2005 interim period (April 1, 2004– Sept. 30, 2004)	FY March 2005 (April 1, 2004– Mar. 31, 2005)
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	**¥22,148**	¥(4,281)	¥33,516
Depreciation and amortization	**9,215**	9,505	18,958
Impairment losses	**—**	32,549	32,703
Amortization of consolidated goodwill	**253**	38	80
Allowance for doubtful accounts	**(152)**	(80)	(233)
Loss from revaluation of investment securities	**80**	4	70
Loss on revaluation of capital in subsidiaries	**106**	2	70
Decrease in employees' retirement benefits, net of payments	**(151)**	(2,611)	(21,786)
Interest and dividend income	**(549)**	(491)	(708)
Interest expenses	**487**	445	1,020
Loss on foreign exchange	**(56)**	(81)	(180)
Equity in earnings of unconsolidated subsidiaries and affiliates	**(8,469)**	(5,603)	(9,110)
Gain on sale of investment securities	**(508)**	(198)	(6,534)
Loss on sale of investment securities	**—**	—	4
Gain on liquidation of affiliated companies	**—**	—	(4)
Gains on sale of fixed assets	**(795)**	(208)	(390)
Loss on disposal of fixed assets	**344**	605	1,520
Decrease (increase) in accounts and notes receivable—trade	**(8,768)**	(5,087)	8,636
Decrease (increase) in inventories	**(9,261)**	(14,886)	(4,654)
Increase (decrease) in accounts and notes payable	**3,432**	6,262	(2,798)
Other, net	**(6,818)**	(6,251)	(6,144)
Subtotal	**535**	9,631	44,033
Interest and dividends receivable	**1,116**	969	2,081
Interest paid	**(462)**	(426)	(1,024)
Income taxes paid and refunded	**(10,288)**	(2,350)	(5,501)
Net cash (used in) provided by operating activities	**(9,099)**	7,823	39,588
Cash flows from investing activities:			
Net (decrease) increase in time deposits	**(751)**	343	9
Purchases of fixed assets	**(10,089)**	(12,769)	(21,450)
Proceeds from sale of fixed assets	**1,949**	1,886	2,527
Purchases of investment securities	**(605)**	(111)	(113)
Proceeds from sale and redemption of investment securities	**519**	272	9,416
Payments for capital investments	**(130)**	(21)	(2,835)
Payment for loans receivable	**(15)**	(11)	(793)
Collection of loans receivable	**145**	208	379
Other, net	**47**	(1)	(35)
Net cash used in investing activities	**(8,929)**	(10,203)	(12,896)
Cash flows from financing activities:			
Increase in short-term loans	**16,556**	18,032	902
Proceeds from long-term debt	**3,335**	1,323	5,373
Repayments of long-term debt	**(21,071)**	(3,375)	(8,851)
Proceeds from resort member deposits	**2**	7	7
Repayments of resort member deposits	**(907)**	(1,224)	(1,889)
Purchases of treasury stock	**(11)**	(11)	(28)
Cash dividends paid	**(2,579)**	(2,063)	(3,611)
Cash dividends paid to minority shareholders	**(215)**	(50)	(211)
Net cash (used in) provided by financing activities	**(4,891)**	12,638	(8,306)
Effect of exchange rate changes on cash and cash equivalents	**480**	853	1,099
Net (decrease) increase in cash and cash equivalents	**(22,439)**	11,112	19,485
Cash and cash equivalents at beginning of period	**50,393**	31,245	31,245
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	**1,685**	—	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	**—**	(337)	(337)
Cash and cash equivalents at end of period	**¥29,639**	¥42,019	¥50,393

(5) Basic Items for the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 93 corporations

During the FY March 2006 interim period, three domestic subsidiaries and five overseas subsidiaries were brought into the consolidated Group. In addition, one overseas subsidiary was removed from the consolidated Group.

The names of major consolidated subsidiaries are listed in "1. THE YAMAHA GROUP."

The effect of the assets, net sales, net income/loss and retained earnings of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries on the consolidated financial results was immaterial.

2. Application of Equity Method

Affiliated companies accounted for by the equity method: 3

Beginning with the interim period under review, one affiliated company overseas has been newly accounted for under the equity method.

The principal affiliated companies are:

Yamaha Motor Co., Ltd.

Korg Inc.

Principal non-consolidated subsidiaries and affiliates to which the equity method has not been applied:

Yamaha Life Service Co., Ltd.

Yamaha–Olin Metal Corporation

Reasons why the equity method has not been applied:

The effect of these net income/loss and retained earnings on the consolidated financial results was immaterial.

Equity-method procedures that are particularly important to note:

Of the companies to which the equity method is applied, for companies whose interim period differs from that of Yamaha, the interim period for that company's fiscal year are used, and the consolidated balance sheets and operating results are adjusted as necessary to reflect significant transactions that took place prior to the end of the date for which the interim balance sheet applied.

3. Interim Period of Consolidated Subsidiaries

The interim period of consolidated subsidiaries, with the exception of the following nine companies, are all the same as that of the Company.

Yamaha de Mexico, S.A. de C.V.

Guangzhou Yamaha-Pearl River Piano Inc.

Xiaoshan Yamaha Musical Instruments Co., Ltd.

Yamaha Music & Electronics (China) Co., Ltd.

Hangzhou Yamaha Musical Instruments Co., Ltd.

Tianjin Yamaha Electronic Musical Instruments, Inc.

Yamaha Trading (Shanghai) Co., Ltd.

Yamaha Electronics Trading (Shanghai) Co., Ltd.

Yamaha Electronics (Suzhou) Co., Ltd.

The end of the interim period for all of the above companies is June 30, and calculations for these accounts were made rationally pursuant to regular accounting carried out on the interim period.

4. Accounting Standards

(1) Basis and Method of Evaluation of Significant Assets

1. Marketable securities

Securities to be held until maturity:	At amortized cost (straight-line method)
Other marketable securities	
With market value:	Stated at fair market value as of the balance sheet date (Changes in fair value are accounted for under the direct addition to shareholders' equity method, and the periodic average method is used to calculate the sale value.)
Without market value:	At cost, determined by the periodic average method

2. Derivatives

At fair value

3. Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

(2) Method of Depreciation

a. Tangible fixed assets

Mainly calculated by the declining-balance method except facilities connected to certain consolidated subsidiaries employ the straight-line method.

Useful lives of tangible fixed assets are as follows:

Buildings: 31-50 years (attachment facilities are mainly 15 years)

Structures: 10-30 years

Machinery and equipment: 4-11 years

Tools, equipment and fixtures: 5-6 years (metallic molds are mainly two years)

(3) Accounting for Reserves and Benefits

a. Allowance for doubtful accounts

To properly evaluate accounts receivable and make provisions for possible losses on doubtful accounts, provisions for normal accounts in good standing are calculated using historical default ratios based on debt loss experience. Provisions for doubtful accounts are calculated by examining the probability of recovery for individual accounts and setting aside an amount equivalent to the portion deemed to be unrecoverable.

b. Accrued Employees' Retirement Benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

c. Accrued Directors' Retirement Benefits

The Company makes provisions for directors' retirement benefits equivalent to the amount that would be required as of the balance sheet date based on the Company's internal rules.

(4) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the interim period. Translation adjustments are presented as a component of shareholders' equity and minority interests.

(5) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(6) Hedge Accounting

a. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

b. Hedging Instruments and Hedged Items

Hedging instruments	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated calls
Hedged items	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

c. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations in foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

d. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

(7) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Change in Presentation

Consolidated Interim Statement of Income

Through the end of the consolidated interim period of the previous fiscal year, expenses were classified into categories deemed appropriate and then reported in items under selling, general and administrative expenses. Beginning with the consolidated interim period under review, all such expenses have been shown under the item selling, general and administrative expenses and the amounts of major expense items are now shown in the Notes to the Financial Statements.

(7) Other Notes

Notes to the Consolidated Interim Balance Sheets

	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
1. Accumulated Depreciation	**¥239,143 million**	¥233,053 million	¥234,910 million
2. Mortgaged Assets			
Marketable securities	**¥ 50 million**	¥ 1,100 million	¥ 250 million
Tangible fixed assets	**372**	1,220	378
Investments and other assets	**1,614**	858	1,514
Total	**¥ 2,037 million**	¥ 3,180 million	¥ 2,143 million
3. Contingent Liabilities	**¥ 441 million**	¥ 315 million	¥ 478 million
4. Discount on Export Bills Receivable	**¥ 780 million**	¥ 1,511 million	¥ 1,400 million
5. Deferred Hedge Gains			
Deferred hedge gains	**¥ 122 million**	¥ 32 million	¥ 24 million
Deferred hedge losses	**183**	333	496
Deferred hedge gains (net)	**¥ (60) million**	¥ (301) million	¥ (472) million

Notes to the Consolidated Interim Statements of Income

	FY March 2006 interim period (April 1, 2005– Sept. 30, 2005)	FY March 2005 interim period (April 1, 2004– Sept. 30, 2005)	FY March 2005 (April 1, 2004– March 31, 2005)
1. Selling, General and Administrative Expenses			
Sales commissions	**¥ 1,229 million**	¥ 1,243 million	¥ 2,491 million
Transport expenses	**7,472**	6,862	14,485
Advertising and sales promotion expenses	**11,920**	11,727	25,802
Reserve for doubtful accounts	**30**	—	82
All reserves	**845**	1,394	1,955
Reserve for accrued retirement benefits	**2,766**	3,207	6,279
Reserve for accrued directors' retirement benefits	**71**	65	126
Personnel expenses	**32,466**	31,483	63,767
Rent	**2,091**	1,846	3,635
Depreciation and amortization	**2,470**	2,638	5,180

Notes to the Consolidated Statements of Cash Flows

Reconciliation between Cash and Cash Equivalents and Cash and Bank Deposits in the Consolidated Balance Sheets

	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of March 31, 2005)
Cash and bank deposits	**¥31,287 million**	¥42,521 million	¥51,205 million
Time deposits with a maturity of more than three months	**(1,648)**	(501)	(812)
Cash and cash equivalents	**¥29,639 million**	¥42,019 million	¥50,393 million

6. SEGMENT INFORMATION

(1) Business Segments (FY March 2006 interim period ended September 30, 2005)

(Millions of yen)

	Musical instruments	AV/IT products	Electronic equipment and metal products	Lifestyle-related products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥150,770	¥35,454	¥28,330	¥22,617	¥8,943	¥11,077	¥257,193	¥ —	¥257,193
Intersegment sales or transfers	—	—	1,002	—	—	—	1,002	(1,002)	—
Total sales	150,770	35,454	29,333	22,617	8,943	11,077	258,196	(1,002)	257,193
Operating expenses	142,695	34,792	24,218	21,575	9,607	10,939	243,828	(1,002)	242,825
Operating income (loss)	¥ 8,074	¥ 662	¥ 5,114	¥ 1,042	¥ (664)	¥ 138	¥ 14,367	¥ —	¥ 14,367

Notes: 1. Business Sectors:
Divided into the categories of musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other based on consideration of similarities of product type, characteristics and market, etc.
2. *Major products and services of each business segment are shown in "1. THE YAMAHA GROUP" on page 3.*

(FY March 2005 interim period ended September 30, 2004)

(Millions of yen)

	Musical instruments	AV/IT products	Electronic equipment and metal products	Lifestyle-related products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥151,165	¥36,818	¥38,379	¥21,214	¥ 9,413	¥11,592	¥268,584	¥ —	¥268,584
Intersegment sales or transfers	—	—	1,377	—	—	—	1,377	(1,377)	
Total sales	151,165	36,818	39,757	21,214	9,413	11,592	269,962	(1,377)	268,584
Operating expenses	141,270	34,381	26,565	21,330	10,567	11,647	245,761	(1,377)	244,384
Operating income (loss)	¥ 9,895	¥ 2,436	¥13,192	¥ (115)	¥ (1,154)	¥ (54)	¥ 24,200	¥ —	¥ 24,200

(FY March 2005 ended March 31, 2005)

(Millions of yen)

	Musical instruments	AV/IT products	Electronic equipment and metal products	Lifestyle-related products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥302,617	¥77,720	¥69,048	¥42,844	¥18,290	¥23,557	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	—	—	2,143	—	—	—	2,143	(2,143)	—
Total sales	302,617	77,720	71,192	42,844	18,290	23,557	536,222	(2,143)	534,079
Operating expenses	288,434	74,069	51,221	42,869	20,543	23,388	500,527	(2,143)	498,383
Operating income (loss)	¥ 14,183	¥ 3,651	¥19,970	¥ (24)	¥ (2,253)	¥ 168	¥ 35,695	¥ —	¥ 35,695

(2) Geographical Segments (FY March 2006 interim period ended September 30, 2005)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥154,752**	**¥41,065**	**¥38,585**	**¥22,790**	**¥257,193**	**¥ —**	**¥257,193**
Intersegment sales or transfers	**78,502**	**866**	**464**	**32,820**	**112,654**	**(112,654)**	**—**
Total sales	**233,255**	**41,932**	**39,050**	**55,610**	**369,848**	**(112,654)**	**257,193**
Operating expenses	**221,545**	**40,335**	**37,371**	**52,828**	**352,080**	**(109,254)**	**242,825**
Operating income	**¥ 11,710**	**¥ 1,596**	**¥ 1,679**	**¥ 2,781**	**¥ 17,767**	**¥ (3,400)**	**¥ 14,367**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: People's Republic of China, Australia

(FY March 2005 interim period ended September 30, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥171,530	¥39,212	¥38,894	¥18,947	¥268,584	¥ —	¥268,584
Intersegment sales or transfers	80,113	764	272	33,230	114,380	(114,380)	—
Total sales	251,643	39,977	39,166	52,177	382,965	(114,380)	268,584
Operating expenses	228,368	37,977	36,933	49,381	352,660	(108,276)	244,384
Operating income	¥ 23,275	¥ 1,999	¥ 2,232	¥ 2,796	¥ 30,304	¥ (6,104)	¥ 24,200

(FY March 2005 ended March 31, 2005)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥327,895	¥85,465	¥83,289	¥37,429	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	139,933	1,428	526	59,410	201,299	(201,299)	—
Total sales	467,828	86,894	83,815	96,840	735,379	(201,299)	534,079
Operating expenses	442,131	82,692	79,913	93,061	697,799	(199,415)	498,383
Operating income	¥ 25,697	¥ 4,202	¥ 3,901	¥ 3,779	¥ 37,580	¥ (1,884)	¥ 35,695

(3) Overseas Sales (FY March 2006 interim period ended September 30, 2005)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥41,403**	**¥39,262**	**¥27,205**	**¥107,871**
Net sales				**257,193**
% of net sales	**16.1%**	**15.2%**	**10.6%**	**41.9%**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: People's Republic of China, Australia

(FY March 2005 interim period ended September 30, 2004)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥40,057	¥39,369	¥25,377	¥104,805
Net sales	—	—	—	268,584
% of net sales	14.9%	14.7%	9.4%	39.0%

(FY March 2005 ended March 31, 2005)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,717	¥84,483	¥49,971	¥221,173
Net sales				534,079
% of net sales	16.2%	15.8%	9.4%	41.4%

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End

(Millions of yen)

	FY March 2006 interim period (April 1, 2005–Sept. 30, 2005)			FY March 2005 interim period (April 1, 2004–Sept. 30, 2004)			FY March 2005 (April 1, 2004–March 31, 2005)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	**¥2,211**	**¥620**	**¥2,832**	¥2,437	¥621	¥3,058	¥2,430	¥610	¥3,041
Accumulated depreciation	**1,155**	**327**	**1,482**	1,345	246	1,591	1,243	289	1,532
Balance at end of year	**¥1,056**	**¥293**	**¥1,349**	¥1,092	¥374	¥1,467	¥1,187	¥321	¥1,508

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments

(Millions of yen)

	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of March 31, 2005)
Due within one year	**¥ 623**	¥ 643	¥ 653
Due over one year	**725**	823	855
Total	**¥1,349**	¥1,467	¥1,508

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation

(Millions of yen)

	FY March 2006 interim period (April 1, 2005–Sept. 30, 2005)	FY March 2005 interim period (April 1, 2004–Sept. 30, 2004)	FY March 2005 (April 1, 2004–March 31, 2005)
Lease payments	**¥400**	¥412	¥795
Depreciation	**400**	412	795

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments

(Millions of yen)

	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of March 31, 2005)
Due within one year	**¥ 359**	¥ 367	¥ 422
Due over one year	**1,026**	1,028	1,060
Total	**¥1,386**	¥1,396	¥1,483

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End

(Millions of yen)

	FY March 2006 interim period (April 1, 2005–Sept. 30, 2005)	FY March 2005 interim period (April 1, 2004–Sept. 30, 2004)	FY March 2005 (April 1, 2004–March 31, 2005)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	**¥6,013**	¥6,064	¥6,242
Accumulated depreciation	**4,390**	4,223	4,231
Balance at end of period	**¥1,623**	¥1,840	¥2,011

2) Future Minimum Lease Payment Receipts

(Millions of yen)

	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of March 31, 2005)
Due within one year	**¥ 783**	¥ 989	¥1,180
Due over one year	**1,373**	1,946	2,266
Total	**¥2,157**	¥2,936	¥3,447

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivables assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation

(Millions of yen)

	FY March 2006 interim period (April 1, 2005–Sept. 30, 2005)	FY March 2005 interim period (April 1, 2004–Sept. 30, 2004)	FY March 2005 (April 1, 2004–March 31, 2005)
Lease payment receipts	**¥473**	¥548	¥1,197
Depreciation	**302**	328	663

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts

(Millions of yen)

	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of March 31, 2005)
Due within one year	**¥ 546**	¥149	¥ 327
Due over one year	**993**	297	707
Total	**¥1,539**	¥447	¥1,034

7. MARKETABLE SECURITIES

(1) Held-to-Maturity Securities at Market Value

(Millions of yen)

	FY March 2006 interim period (as of September 30, 2005)			FY March 2005 interim period (as of September 30, 2004)			FY March 2005 (as of March 31, 2005)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Government bonds	¥ 559	¥ 558	¥(1)	¥ 260	¥ 262	¥ 2	¥ 459	¥ 462	¥ 2
Corporate bonds	539	639	(0)	589	592	2	639	643	3
Others	1,749	1,756	6	2,349	2,363	13	1,749	1,765	16
Total	¥2,849	¥2,854	¥ 4	¥3,199	¥3,218	¥18	¥2,849	¥2,871	¥22

(2) Available-for-Sales Securities at Market Value

(Millions of yen)

	FY March 2006 interim period (as of September 30, 2005)			FY March 2005 interim period (as of September 30, 2004)			FY March 2005 (as of March 31, 2005)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Stocks	¥9,780	¥27,482	¥17,702	¥11,938	¥25,924	¥13,986	¥9,185	¥20,671	¥11,486
Bonds									
Corporate bonds	—	—	—	—	—	—	—	—	—
Others	53	63	10	52	49	(2)	52	54	2
Total	¥9,833	¥27,546	¥17,713	¥11,990	¥25,974	¥13,984	¥9,237	¥20,725	¥11,488

(3) Book Value of Securities without Market Value

(Millions of yen)

	FY March 2006 interim period (as of September 30, 2005)	FY March 2005 interim period (as of September 30, 2004)	FY March 2005 (as of March 31, 2005)
Other securities			
Unlisted securities (except for over-the-counter traded securities)	¥6,911	¥7,101	¥6,990

Note: During the interim consolidated accounting period, stocks with market values included under other marketable securities are not subject to impairment loss.
The impairment loss in such securities is recognized when market value at the period end declines 30% or more from the acquisition cost, except when it is anticipated that the market value is recoverable (based on consideration of such factors as trends in market prices and the financial condition of issuers).

Derivatives

With the exception of items transferred to foreign currency assets and liabilities, all other derivative transactions for the prior consolidated interim period, the consolidated interim period under review, and the previous consolidated fiscal year are accounted for using hedge accounting principles and have not been shown.

(Per Share Data)

(Yen)

	FY March 2006 interim period (Apr. 1, 2005–Sept. 30, 2005)	FY March 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY March 2005 (Apr. 1, 2004–Mar. 31, 2005)
Net assets per share	**¥1,448.12**	¥1,230.33	¥1,334.51
Net (loss) income per share	**80.16**	(29.66)	95.06
Net income per share after adjustment for latent stock	**80.08**	—	93.88

Note: The figure for net income per share for the interim period under review after adjustment for latent stock is not shown because a net loss was recorded for the period.

Basis for calculations of net income per share and net income per share after adjustment for latent stock

	FY March 2006 interim period (Apr. 1, 2005–Sept. 30, 2005)	FY March 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY March 2005 (Apr. 1, 2004–Mar. 31, 2005)
Net income per share for the interim period under review			
Net income for the interim period under review	**¥16,524 million**	¥ (6,115) million	¥19,697 million
Amount not available for dividends on common shares	—	—	100
Including directors' bonuses from net income	—	—	100
Amount available for distribution as dividends on common shares	**16,524**	(6,115)	19,597
Average number of shares outstanding during the interim period	**206,142 thousand shares**	206,155 thousand shares	206,151 thousand shares
Net income per share after adjustment for latent stocks			
Adjustments to net income for the interim period under review	**(15) million**	—	(243) million
Including income from investments under the equity method	**(15)**	—	(243)
Increase in the number of common shares	—	—	—
Outline of latent stocks that were not included in the computation of net income per share after adjustments for latent stocks because they had no dilutive effect	—	—	—

(Actual Production)

(Millions of yen)

Business segment	FY March 2006 interim period (April 1, 2005–September 30, 2005)	
	Actual production	% Change from the previous interim period
Musical instruments	¥108,017	97.7
AV/IT products	34,739	92.4
Electronic equipment and metal products	27,657	66.8
Lifestyle-related products	20,435	104.7
Other	10,124	97.9
Total	¥200,973	91.6

Notes: 1. The amounts shown are based on average sales prices, and figures are after internal transfer among segments.
2. Amounts shown above do not include consumption and other taxes.

YAMAHA CORPORATION

Interim Flash Report

Non-Consolidated Basis

Results for the FY March 2006 interim period ended September 30, 2005

October 31, 2005

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Shuji Ito, President and Representative Director
For further information, please contact:	Fumio Umeda, Accounting and Finance Manager
Telephone:	+81 53 460 2141
Date of the interim meeting of the Board of Directors:	October 31, 2005
Interim dividend:	YES
Start date of interim dividend payout:	December 12, 2005
Application of share unit system:	Applicable (1 unit=100 shares)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY MARCH 2006 INTERIM PERIOD (April 1, 2005 to September 30, 2005)

Figures of less than ¥1 million have been omitted.

(1) Non-Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)
FY March 2006 interim period (Ended September 30, 2005)	¥170,183	(9.3)%	¥ 9,437	(55.8)%	¥12,861	(43.0)%
FY March 2005 interim period (Ended September 30, 2004)	187,605	4.3	21,359	13.8	22,574	14.2
FY March 2005 (Ended March 31, 2005)	341,546		22,638		25,145	

	Net income (loss)		Net income (loss) per share
	Millions of yen	(% change from the previous interim period)	Yen
FY March 2006 interim period (Ended September 30, 2005)	¥ 9,150	—	¥44.35
FY March 2005 interim period (Ended September 30, 2004)	(13,617)	—	(65.99)
FY March 2005 (Ended March 31, 2005)	264		0.80

Notes: 1. Average number of outstanding shares during the period:

FY March 2006 interim period ended September 30, 2005	206,327,578 shares
FY March 2005 interim period ended September 30, 3004	206,344,960 shares
FY March 2005 ended March 31, 2005	206,339,798 shares

2. Changes in method of accounting: NO

(2) Dividends

	Interim dividends per share	Dividends paid for the year
	Yen	Yen
FY March 2006 interim period (ended September 30, 2005)	¥10.00	¥ —
FY March 2005 interim period (ended September 30, 2004)	7.50	—
FY March 2005 (ended March 31, 2005)	—	20.00

(3) Non-Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY March 2006 interim period (as of September 30, 2005)	¥303,065	¥183,009	60.4	¥887.00
FY March 2005 interim period (as of September 30, 2004)	324,895	161,984	49.9	785.03
FY March 2005 (as of March 31, 2005)	318,071	172,791	54.3	836.97

Notes: 1. Number of outstanding shares at the end of the period:

FY March 2006 interim period as of September 30, 2005	206,323,569 shares
FY March 2005 interim period as of September 30, 2004	206,341,215 shares
FY March 2005 as of March 31, 2005	206,330,276 shares

2. Number of shares of treasury stock at the end of the period:

FY March 2005 interim period as of September 30, 2005	201,057 shares
FY March 2004 interim period as of September 30, 2004	183,411 shares
FY March 2004 as of March 31, 2005	194,350 shares

2. FORECAST OF RESULTS FOR FY MARCH 2006 (April 1, 2005 to March 31, 2006)

	Net sales	Recurring profit	Net income	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY March 2006	¥325,000	¥19,500	¥13,000	¥10.00	¥20.00

Reference: Net income per share for the fiscal year is forecast to be ¥(63.01) on a non-consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for FY March 2006" under "BUSINESS RESULTS AND FINANCIAL CONDITION."

(References)

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of Mar. 31, 2005)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 8,744**	¥ 23,476	¥ 24,839
Notes receivable	**4,866**	7,696	5,645
Accounts receivable	**34,917**	39,483	33,314
Inventories	**25,118**	25,252	26,396
Deferred income taxes	**11,484**	10,735	11,045
Other current assets	**2,976**	2,627	3,912
Allowance for doubtful accounts	**(765)**	(1,020)	(1,036)
Total current assets	**87,343**	108,251	104,118
Fixed assets:			
Tangible assets			
Buildings	**22,552**	22,446	23,211
Machinery and equipment	**7,163**	7,368	7,565
Land	**50,865**	51,415	51,464
Other tangible assets	**8,626**	8,541	8,713
Total tangible assets	**89,208**	89,772	90,955
Intangible assets	**103**	103	103
Investments and other assets:			
Investment securities	**34,261**	32,778	27,407
Shares of affiliated companies	**58,468**	55,226	58,321
Investments in affiliated companies	**17,441**	14,946	17,441
Deferred income taxes	**12,858**	20,464	15,402
Other assets	**5,150**	4,427	5,486
Allowance for doubtful accounts	**(1,065)**	(1,075)	(1,009)
Allowance for possible investment losses	**(706)**	—	(154)
Total investments and other assets	**126,409**	126,768	122,894
Total fixed assets	**215,721**	216,643	213,952
Total assets	**¥303,065**	¥324,895	¥318,071

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY March 2006 interim period (as of Sept. 30, 2005)	FY March 2005 interim period (as of Sept. 30, 2004)	FY March 2005 (as of Mar. 31, 2005)
LIABILITIES			
Current liabilities:			
Notes payable	**¥ 753**	¥ 883	¥ 728
Accounts payable	**23,614**	28,770	20,422
Short-term loans	**2,384**	1,991	1,908
Current portion of long-term debt	**300**	17,038	17,038
Accrued expenses	**20,273**	20,858	26,216
Corporate taxes payable	**6,005**	6,584	10,004
Various reserves	**1,221**	1,612	1,782
Other current liabilities	**1,167**	1,716	1,778
Total current liabilities	**55,721**	79,456	79,877
Long-term liabilities:			
Long-term debt	**—**	300	300
Deferred income taxes on land revaluation	**11,656**	11,848	11,842
Accrued employees' retirement benefits	**23,106**	40,069	22,697
Accrued Directors' retirement benefits	**619**	648	677
Long-term deposits received	**28,131**	29,701	29,036
Other liabilities	**821**	885	848
Total long-term liabilities	**64,335**	83,453	65,402
Total liabilities	**120,056**	162,910	145,279
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,534	28,534
Capital surplus:			
Capital reserve	**40,054**	40,054	40,054
Total capital surplus	**40,054**	40,054	40,054
Earned surplus:			
Legal reserve	**4,169**	4,159	4,159
Retained earnings	**71,620**	87,212	87,212
Unappropriated earnings	**14,227**	(20,020)	(8,116)
Total earned surplus	**90,007**	71,351	83,255
Reserve for land revaluation difference	**13,974**	13,824	14,255
Net unrealized holding gains on other securities	**10,684**	8,437	6,926
Treasury stock, at cost	**(246)**	(218)	(235)
Total shareholders' equity	**183,009**	161,984	172,791
Total liabilities and shareholders' equity	**¥303,065**	¥324,895	¥318,071

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statement of Operations

	FY March 2006 interim period (April 1, 2005– Sept. 30, 2005)		FY March 2005 interim period (April 1, 2004– Sept. 30, 2004)		FY March 2005 (April 1, 2004– Mar. 31, 2005)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥170,183**	**100.0**	¥187,605	100.0	¥341,546	100.0
Cost of sales:	**127,047**	**74.7**	131,508	70.1	247,455	72.5
Gross profit	**43,136**	**25.3**	56,097	29.9	94,091	27.5
Unrealized profit	**47**		129		218	
Total gross profit	**43,183**	**25.3**	56,226	30.0	94,309	27.6
Selling, general and administrative expenses:	**33,746**	**19.8**	34,867	18.6	71,670	21.0
Operating income	**9,437**	**5.5**	21,359	11.4	22,638	6.6
Non-operating income	**3,695**	**2.2**	1,400	0.7	3,079	0.9
Non-operating expenses	**270**	**0.1**	184	0.1	573	0.1
Recurring profit	**12,861**	**7.6**	22,574	12.0	25,145	7.4
Other profit	**1,463**	**0.8**	548	0.3	23,973	7.0
Other loss	**843**	**0.5**	33,044	17.6	36,094	10.6
Income (loss) before income taxes and minority interests	**13,482**	**7.9**	(9,921)	(5.3)	13,024	3.8
Current income taxes (benefit)	**4,871**	**2.8**	6,322	3.4	9,651	2.8
Deferred income taxes (benefit)	**(538)**	**(0.3)**	(2,625)	(1.4)	3,108	0.9
Net income (loss)	**9,150**	**5.4**	(13,617)	(7.3)	264	0.1
Retained earnings at beginning of period	**4,796**		3,774		3,774	
Reversal of reserve for land revaluation difference	**280**		(10,176)		(10,607)	
Interim dividends	**—**		—		1,547	
Retained earnings (loss) at end of period	**¥ 14,227**		¥(20,020)		¥ (8,116)	

Exhibit 2

RECEIVED
2005 NOV 21 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2005年10月31日

報道関係各位

ヤマハ株式会社

（参考資料）　２００６年３月期中間期業績の概要と 通期業績予想の修正について

□中間期業績について　―　前年同期比減収営業減益ながら、ほぼ当初予想並みで推移―

当社の２００６年３月期中間期連結売上高は、前年同期実績に対しては、リビング事業は増収となりましたが、電子機器・電子金属事業、AV・IT事業などが減収となり、４．２％減の２，５７２億円となりました。
連結営業利益は、リビング事業は前年同期比増益となりましたが、楽器事業、AV・IT事業、電子機器・電子金属事業の各事業セグメントが減益となり、前年同期比４０．６％減の１４４億円、連結経常利益は２４．６％減の２１３億円となりました。中間純利益については、前年同期実施の固定資産減損損失がなくなったことにより、前年同期実績の６１億円の中間純損失から１６５億円の中間純利益となりました。
尚、４月２８日発表の当初予想に対しては、連結売上高、営業利益ともに、ほぼ想定通りとなりましたが、経常利益、中間純利益につきましては、持分法投資利益の増加により、予想を上回る結果となりました。

□事業セグメント別の売上高・営業利益の状況　（　）内は原則として前年同期比増減率

・楽器事業　売上高　１，５０８億円（前年同期比０．３％減）　営業利益　８１億円（同１８．４％減）
売上高は、ピアノが海外市場で好調に推移、また管楽器、設備音響機器も売上を伸ばしましたが、エレクトーンとポータブルキーボードの売上減少を補えず、セグメント全体では前年同期比微減となりました。営業利益は、売上構成の変化、物流費を中心とした販売管理費の増加等により、前年同期比減益となりました。

・AV・IT事業　売上高　３５５億円（同３．７％減）　営業利益　７億円（同７２．８％減）
ホームシアターのシステム商品が北米市場では売上を伸ばしましたが、国内、欧州市場で振るわず、売上減少となりました。情報通信機器も企業向けルーターが競争激化により減収となり、セグメント全体では減収減益となりました。

・電子機器・電子金属事業　売上高　２８３億円（同２６．２％減）　営業利益５１億円（同６１．２％減）
半導体は、携帯電話用音源LSIが販売数量の減少と単価ダウンにより売上減少となり、電子金属事業も売上減少となったことから、セグメント全体では前年同期比大幅な減収減益となりました。

・リビング事業　売上高　２２６億円（同６．６％増）　営業利益　１０億円（前年同期１億円の営業損失）
ショールーム整備など顧客との接点拡充と商品力の強化により、システムキッチンが伸長し、前年同期比増収となりました。損益面では、増収に加え、経費削減効果もあり、前年同期の営業損失から営業利益の計上を果たすことができました。

・レクリェーション事業　売上高８９億円（同５．０%減）営業損失６．６億円（前年同期１２億円の営業損失）

リゾート施設への集客数減少により前年同期比減収となりましたが、減価償却費の減少、経費削減効果により損益は改善しました。

・その他の事業　　売上高１１１億円（同４．４%減）　営業利益　１億円（前年同期０．５億円の営業損失）

ゴルフ事業及び自動車用内装部品事業は、前年同期並みの売上となったものの、FA 事業、金型・部品事業は、売上減少となりました。損益面では製造原価の低減により、前年同期の営業損失から営業利益に転ずることができました。

・ヤマハ株式会社単独の業績

ヤマハ株式会社単独中間期の業績については、売上高は１,７０２億円　（前年同期比９．３%減）、利益については、営業利益９４億円（同５５．８%減）、経常利益１２９億円（同４３．０%減）、中間純利益９２億円（前年同期は１３６億円の中間純損失）となりました。

□通期業績予想について　　―　４月２８日予想を修正　―

２００６年３月期の連結通期業績予想は、中間期実績及び今後の動向を踏まえ、４月２８日発表の予想数値、売上高５，４６０億円、営業利益３７０億円、経常利益４２５億円を、各々、売上高５，３６５億円、営業利益３２５億円、経常利益４１５億円と修正いたします。尚、当期純利益は当初予想の２９０億円を据え置きます。単独業績予想についても、４月２８日発表予想数値、売上高３,３４０億円、営業利益１８０億円、経常利益２１０億円、当期純利益１２０億円を、各々、売上高３,２５０億円、営業利益１４０億円、経常利益１９５億円、当期純利益１３０億円と修正いたします。

注）文章中の売上高　損益の数値は原則億円未満四捨五入で記載しております。

以上

October 31, 2005
YAMAHA CORPORATION

Summary of Fiscal Year March 2006 Interim Business Results and Forecast Revisions for the Full Year

Despite lower sales and operating income compared with same period in previous fiscal year, performance in line with original forecasts

Despite an increase in sales for its lifestyle-related products segment, YAMAHA CORPORATION (the Company) experienced a 4.2%, or ¥257.2 billion, decrease in consolidated interim net sales compared with the same period in the previous fiscal year due to lower sales in its electronic equipment and metal products, AV/IT, and other segments.

Consolidated operating income from the lifestyle-related products segment rose compared with the interim period of the previous fiscal year; however, decreases in the musical instruments segment as well as the AV/IT and electronic equipment and metal products segments resulted in a 40.6%, or ¥14.4 billion, decline compared with the same period in the previous fiscal year, and consolidated recurring profit dipped 24.6%, or ¥21.3 billion. Due to the fact that an impairment loss on property, plant and equipment was recorded in the interim period of the previous fiscal year, interim net income shifted from a net loss of ¥6.1 billion in the previous fiscal year to net income of ¥16.5 billion in the interim period under review.

Consolidated net sales and operating income were in line with performance forecasts announced on April 28, 2005, and recurring profit and interim net income outperformed forecasts due to an increase in equity method investment profits.

Net Sales and Operating Income by Business Segment

Items in parentheses ( ) denote percentage increases or decreases compared with the

previous fiscal year.

- **Musical Instruments Sales ¥150.8 billion (0.3% decrease); Operating income ¥8.1 billion (17.9% decrease)**

  Although sales of pianos in overseas markets were strong and sales of wind instruments and PA equipment grew, this did not compensate for a decrease in sales of Electones™, electronic organs, portable keyboards, and, thus, sales for this segment as a whole were down compared with the same period of the previous fiscal year. Operating income decreased due to a change in the sales structure and an increase in selling, general and administrative expenses, primarily shipping costs.

- **AV/IT Sales ¥35.5 billion (3.7% decrease) Operating income ¥0.7 billion (72.8% decrease**

  Despite growth in sales of home theater system products in North America, Japan and European markets were sluggish, and sales declined. Intensified competition in corporate routers in the IT equipment market in Japan led to lower sales, resulting in overall segment decreases in sales and operating income.

- **Electronic Equipment and Metal Products Sales ¥28.3 billion (26.2% decrease) Operating income ¥ 5.1 billion (61.2% decrease)**

  In semiconductors, a fall in sales volume of LSI sound chips for mobile phones as well as a decrease in prices resulted in a decline in sales, while sales of electronic metal products also declined, resulting in lower sales and operating income for the segment as a whole compared with the interim period of the previous fiscal year.

- **Lifestyle-Related Products Sales ¥22.6 billion (6.6% increase) Operating income ¥1.0 billion (compared with a ¥0.1 billion operating loss in the previous interim period)**

  Thanks to such efforts to enhance customer contact as improved showrooms, sales of system kitchens grew. In addition to this, the effect of cost reductions allowed this segment to report operating income, making the transition from an operating loss in the same period of the previous fiscal year.

- **<u>Recreation</u> <u>Sales ¥8.9 billion (5.0% decrease)</u> <u>Operating loss ¥0.66 billion (compared with a ¥1.2 billion operating loss in the previous interim period)</u>**

  Due to a lower number of customers at resort facilities, sales fell compared with the same period in the previous fiscal year; however, a decrease in depreciation expenses and the effect of cost reductions resulted in a reduction of the operating loss.

- **<u>Other</u> <u>Sales ¥11.1 billion (4.4% decrease)</u> <u>Operating income (¥0.1 billion) (compared with a ¥0.05 billion operating loss in the previous interim period)</u>**

  Although sales in the golf business and the automobile interior wood components business remained nearly unchanged compared with the same period in the previous fiscal year, sales of FA and metallic molds and components declined. Reductions in manufacturing costs enabled this segment to shift from an operating loss in the interim period of the previous fiscal year to operating income.

- **<u>YAMAHA CORPORATION Non-Consolidated Business Results</u>**

  Non-consolidated interim business results for the Company were as follows: sales fell 9.3% compared with the same period of the previous fiscal year, to ¥170.2 billion; operating income decreased 55.8%, to ¥9.4 billion; recurring profit dropped 43.0%, to ¥12.9 billion; and interim net income amounted to ¥9.2 billion, compared with an interim net loss of ¥13.6 billion in the previous fiscal year.

<u>Forecast for the Full Fiscal Year</u> (revision of April 28, 2005, forecast)

Based on interim business results and future trends, compared with April 28, 2005, forecasts of net sales of ¥546.0 billion, operating income of ¥37.0 billion, recurring profit of ¥42.5 billion, and revised forecasts for fiscal Year March 2006 are as follows: net sales of ¥536.5 billion, operating income of ¥32.5 billion, recurring profit of ¥41.5 billion, and net income of ¥290 billion, the same as the forecast

April 28, 2005, forecasts for non-consolidated business results of net sales of ¥334.0 billion, operating income of ¥18.0 billion, recurring profit of ¥21.0 billion, and net income of ¥12.0 billion have been revised to net sales of ¥325.0 billion, operating income of ¥14.0 billion, recurring profit of ¥19.5 billion, and net income of ¥13.0 billion.

Note: Net sales and income and loss in this report are rounded to the nearest ¥100 million.

YAMAHA CORPORATION
Public & Investor Relations Group
Public Relations Division
2-17-11 Takanawa, Minato-ku, Tokyo 108-8568
TEL: +81-3-5488-6601

Exhibit 3

2006年3月期中間期業績資料

ヤマハ株式会社

	当中間期予想 (05/04/28発表)	当中間期実績	前年中間期実績	当期予想 (05/04/28発表) 06年3月期	当期予想 (今回発表) 06年3月期	前期実績 05年3月期
売上高	2,615億円	2,572億円	2,686億円	5,460億円	5,365億円	5,341億円
国内売上高	1,465億円 (56.0%)	1,493億円 (58.0%)	1,638億円 (61.0%)	2,972億円 (54.4%)	2,968億円 (55.3%)	3,129億円 (58.6%)
海外売上高	1,150億円 (44.0%)	1,079億円 (42.0%)	1,048億円 (39.0%)	2,488億円 (45.6%)	2,397億円 (44.7%)	2,212億円 (41.4%)
営業利益	150億円 (5.7%)	144億円 (5.6%)	242億円 (9.0%)	370億円 (6.8%)	325億円 (6.1%)	357億円 (6.7%)
経常利益	180億円 (6.9%)	213億円 (8.3%)	283億円 (10.5%)	425億円 (7.8%)	415億円 (7.7%)	413億円 (7.7%)
当期利益	120億円 (4.6%)	165億円 (6.4%)	▲61億円	290億円 (5.3%)	290億円 (5.4%)	197億円 (3.7%)
為替レート	105円/US$ 134円/EUR	110円/US$ 134円/EUR	110円/US$ 132円/EUR	105円/US$ 134円/EUR	108円/US$ (*5) 134円/EUR	108円/US$ 133円/EUR
ROE(*1)	8.6%	11.5%	—	10.1%	10.0%	7.4%
ROA(*2)	4.7%	6.4%	—	5.8%	5.8%	3.9%
1株当り利益	58.2円	80.2円	▲29.7円	140.7円	140.7円	95.1円
設備投資	145億円	98億円	111億円	240億円	240億円	227億円
(減価償却費)	97億円	92億円	95億円	199億円	195億円	190億円
研究開発費	117億円	115億円	113億円	230億円	230億円	230億円
実質有利子負債 (*3)	203億円	155億円	231億円	▲24億円	▲67億円	▲46億円
(フリーキャッシュフロー)						
営業活動	▲110億円	▲91億円	78億円	274億円	294億円	396億円
投資活動	▲111億円	▲89億円	▲102億円	▲238億円	▲223億円	▲129億円
フリーキャッシュフロー	▲221億円	▲180億円	▲24億円	36億円	71億円	267億円
期末在庫高	810億円	907億円	894億円	694億円	699億円	784億円
(要員数)						
国内	11,800人	11,836人	11,879人	11,600人	11,600人	11,711人
海外	13,500人	13,749人	12,794人	12,900人	13,270人	12,149人
合計 (*4)	25,300人	25,585人	24,673人	24,500人	24,870人	23,860人
(事業別売上高)						
楽器	1,540億円 (58.9%)	1,508億円 (58.6%)	1,512億円 (56.3%)	3,130億円 (57.3%)	3,100億円 (57.8%)	3,026億円 (56.7%)
AV·IT	380億円 (14.5%)	355億円 (13.8%)	368億円 (13.7%)	890億円 (16.3%)	835億円 (15.6%)	777億円 (14.5%)
電子機器·金属	280億円 (10.7%)	283億円 (11.0%)	384億円 (14.3%)	585億円 (10.7%)	575億円 (10.7%)	690億円 (12.9%)
リビング	210億円 (8.0%)	226億円 (8.8%)	212億円 (7.9%)	415億円 (7.6%)	430億円 (8.0%)	428億円 (8.0%)
レクリエーション	95億円 (3.6%)	89億円 (3.5%)	94億円 (3.5%)	200億円 (3.7%)	185億円 (3.4%)	183億円 (3.4%)
その他	110億円 (4.2%)	111億円 (4.3%)	116億円 (4.3%)	240億円 (4.4%)	240億円 (4.5%)	236億円 (4.4%)
(事業別営業利益)						
楽器	100億円	81億円	99億円	215億円	185億円	142億円
AV·IT	10億円	7億円	24億円	50億円	40億円	37億円
電子機器·金属	45億円	51億円	132億円	100億円	90億円	200億円
リビング	0億円	10億円	▲1億円	0億円	10億円	0億円
レクリエーション	▲5億円	▲7億円	▲12億円	▲5億円	▲10億円	▲23億円
その他	0億円	1億円	▲1億円	10億円	10億円	2億円

(単独の状況)						
売上高	1,690億円	1,702億円	1,876億円	3,340億円	3,250億円	3,415億円
営業利益	105億円 (6.2%)	94億円 (5.5%)	214億円 (11.4%)	180億円 (5.4%)	140億円 (4.3%)	226億円 (6.6%)
経常利益	130億円 (7.7%)	129億円 (7.6%)	226億円 (12.0%)	210億円 (6.3%)	195億円 (6.0%)	251億円 (7.4%)
当期利益	80億円 (4.7%)	92億円 (5.4%)	▲136億円	120億円 (3.6%)	130億円 (4.0%)	3億円 (0.1%)

＊1,2 ROE·ROAの中間期の率は年換算
＊3 実質有利子負債＝長短借入金－現預金
＊4 要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数
＊5 下期為替レート US$=105円、EUR=134円

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

FY March 2006 Interim Period Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Initial Projections (Apr. 28, 2005) Interim Period	Results Interim Period	Results (Previous Year) Interim Period	Initial Projections (Apr. 28, 2005) FY Mar. 06	Projections FY Mar. 06	Results (Previous Year) FY Mar. 05
Net Sales	261.5	257.2	268.6	546.0	536.5	534.1
JAPAN Sales	146.5 (56.0%)	149.3 (58.0%)	163.8 (61.0%)	297.2 (54.4%)	296.8 (55.3%)	312.9 (58.6%)
Overseas Sales	115.0 (44.0%)	107.9 (42.0%)	104.8 (39.0%)	248.8 (45.6%)	239.7 (44.7%)	221.2 (41.4%)
Operating Income	15.0 (5.7%)	14.4 (5.6%)	24.2 (9.0%)	37.0 (6.8%)	32.5 (6.1%)	35.7 (6.7%)
Recurring Profit	18.0 (6.9%)	21.3 (8.3%)	28.3 (10.5%)	42.5 (7.8%)	41.5 (7.7%)	41.3 (7.7%)
Net Income	12.0 (4.6%)	16.5 (6.4%)	-6.1	29.0 (5.3%)	29.0 (5.4%)	19.7 (3.7%)
Currency Exchange Rate (=yen)	105/US$ 134/EUR	110/US$ 134/EUR	110/US$ 132/EUR	105/US$ 134/EUR	108/US$ (*5) 134/EUR	108/US$ 133/EUR
ROE(%) (*1)	8.6%	11.5%	-	10.1%	10.0%	7.4%
ROA(%) (*2)	4.7%	6.4%	-	5.8%	5.8%	3.9%
Earnings per share	58.2yens	80.2yens	-29.7yens	140.7yens	140.7yens	95.1yens
Capital Expenditure	14.5	9.8	11.1	24.0	24.0	22.7
Depreciation	9.7	9.2	9.5	19.9	19.5	19.0
R&D Expenditure	11.7	11.5	11.3	23.0	23.0	23.0
Loans & Equivalents (*3)	20.3	15.5	23.1	-2.4	-6.7	-4.6
Free Cash Flow						
Operating Activities	-11.0	-9.1	7.8	27.4	29.4	39.6
Investing Activities	-11.1	-8.9	-10.2	-23.8	-22.3	-12.9
Total	-22.1	-18.0	-2.4	3.6	7.1	26.7
Inventories at end of period	81.0	90.7	89.4	69.4	69.9	78.4
No. of Employees						
JAPAN	11,800	11,836	11,879	11,600	11,600	11,711
Overseas	13,500	13,749	12,794	12,900	13,270	12,149
Total (*4)	25,300	25,585	24,673	24,500	24,870	23,860
Sales by Business segment						
Musical Instruments	154.0 (58.9%)	150.8 (58.6%)	151.2 (56.3%)	313.0 (57.3%)	310.0 (57.8%)	302.6 (56.7%)
AV/IT	38.0 (14.5%)	35.5 (13.8%)	36.8 (13.7%)	89.0 (16.3%)	83.5 (15.6%)	77.7 (14.5%)
Electronic Equipment and metal	28.0 (10.7%)	28.3 (11.0%)	38.4 (14.3%)	58.5 (10.7%)	57.5 (10.7%)	69.0 (12.9%)
Lifestyle-Related	21.0 (8.0%)	22.6 (8.8%)	21.2 (7.9%)	41.5 (7.6%)	43.0 (8.0%)	42.8 (8.0%)
Recreation	9.5 (3.6%)	8.9 (3.5%)	9.4 (3.5%)	20.0 (3.7%)	18.5 (3.4%)	18.3 (3.4%)
Others	11.0 (4.2%)	11.1 (4.3%)	11.6 (4.3%)	24.0 (4.4%)	24.0 (4.5%)	23.6 (4.4%)
Operating Income by Business segment						
Musical Instruments	10.0	8.1	9.9	21.5	18.5	14.2
AV/IT	1.0	0.7	2.4	5.0	4.0	3.7
Electronic Equipment and metal	4.5	5.1	13.2	10.0	9.0	20.0
Lifestyle-Related	0.0	1.0	-0.1	0.0	1.0	0.0
Recreation	-0.5	-0.7	-1.2	-0.5	-1.0	-2.3
Others	0.0	0.1	-0.1	1.0	1.0	0.2

Non Consolidated Basis

	Initial Projections (Apr. 28, 2005) Interim Period	Results Interim Period	Results (Previous Year) Interim Period	Initial Projections (Apr. 28, 2005) FY Mar. 06	Projections FY Mar. 06	Results (Previous Year) FY Mar. 05
Net Sales	169.0	170.2	187.6	334.0	325.0	341.5
Operating Income	10.5 (6.2%)	9.4 (5.5%)	21.4 (11.4%)	18.0 (5.4%)	14.0 (4.3%)	22.6 (6.6%)
Recurring Profit	13.0 (7.7%)	12.9 (7.6%)	22.6 (12.0%)	21.0 (6.3%)	19.5 (6.0%)	25.1 (7.4%)
Net Income	8.0 (4.7%)	9.2 (5.4%)	-13.6	12.0 (3.6%)	13.0 (4.0%)	0.3 (0.1%)

*1,2 ROE and ROA are calculated on an annually adjusted basis.

*3 Loans & Equivalents = Loans(Short term , Long term) - Cash & Bank Deposit

*4 No. of Employees = No. of Full-time Staff at end of period + Average No. of Temp. Staff

*5 2H Currency Exchange Rates US$=105JPY EUR=134JPY

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhib

2006年3月期
中間期決算説明会

2005年11月1日
ヤマハ株式会社

2006/3期 上期決算の概要

YAMAHA

上期の状況

■ 対前年同期・当初予想(4/28)とも減収営業減益

・売上高　対前年同期　▲114億円　・・・電子機器・金属(▲101)

　　　　　対当初予想　▲43億円　・・・リビング(+16)、楽器(▲32)、AV・IT(▲25)

・営業利益　対前年同期　▲98億円　・・・リビング(+11)、電子機器・金属(▲81)

　　　　　対当初予想　▲ 6億円　・・・リビング(+10)、楽器(▲19)

■ 当期利益は持分法利益の増加により対当初予想増益

■ 上期末在庫は、楽器、AVを中心に対前年同期13億円増加(対当初予想97億円増加)

2Qの状況

■ 2Qは、前年同期に対し、減収営業減益

・売上高　対前年同期　▲26億円　・・・電子機器・金属(▲27)

・営業利益　対前年同期　▲17億円　・・・リビング(+7)、電子機器・金属(▲30)

■ 減産等の在庫調整を実施したものの、楽器、AVの減収幅大きく、在庫削減に繋がっていない。

2006/3期 上期業績

YAMAHA

➢対前年同期、当初予想とも減収営業減益

（億円）

	05/3（上期）実績	06/3（上期）実績	前年同期比	06/3（上期）当初予想	予想比	(2Q) 実績
売上高	2,686	2,572	▲4.2%	2,615	▲1.6%	1,331
営業利益（営業利益率）	242	144 (5.6%)	▲40.6%	150	▲4.0%	75
経常利益（経常利益率）	283	213 (8.3%)	▲24.6%	180	+18.3%	97
当期利益（当期利益率）	▲61	165 (6.4%)	–	120	+37.5%	67
持分法損益	56	85		56		32
為替レート						
売上高 US$	110	110		105		
売上高 EUR	133	136		134		
利益 US$	110	110		105		
利益 EUR	132	134		134		

2006/3期　上期事業別業績

YAMAHA

売上高



2,686
2,572
2,615
レク他
リビング
電子機器・金属
AV・IT
楽　器
210
212
384
368
1,512
200 (▲4.8)
226 (+6.6)
283 (▲26.3)
355 (▲3.5)
1,508 (▲0.3)
(▲4.2%)
205 (▲2.4)
210 (+7.6)
280 (+1.1)
380 (▲6.6)
1,540 (▲2.1)
(▲1.6%)
05/3上期
06/3上期
06/3上期
(当初予想)

( )内は前期比
または
当初予想比

前年同期との比較での為替影響は＋15億円
(楽器＋12億円、AV･IT＋3億円)
また、当初予想との比較では＋33億円
(楽器＋25億円、AV･IT＋8億円)

営業利益

(億円)



242
144
150
132
24
99
▲1
▲13
10
51
7
81
▲6
0
45
10
100
▲5
リビング
電子機器・金属
AV・IT
楽　器
リビング
レク他
05/3上期
06/3上期
06/3上期
(当初予想)

前年同期との比較での為替影響は＋7億円
(楽器＋6億円、AV･IT＋1億円)
また、当初予想との比較では＋1億円
(楽器＋7億円、AV･IT▲5億円、電子機器・金属▲1億円)

2006/3期 通期業績予想

YAMAHA

➢通期売上高、営業利益を下方修正

(億円)

	05/3実績			06/3予想			伸び率	(当初予想)
	上	下	計	上	下	計		
売上高	2,686	2,655	5,341	2,572	2,793	5,365	+0.4%	(5,460)
営業利益 (営業利益率)	242	115	357 (6.7%)	144	181	325 (6.1%)	▲9.0%	(370)
経常利益 (経常利益率)	283	130	413 (7.7%)	213	202	415 (7.7%)	+0.5%	(425)
当期利益 (当期利益率)	▲61	258	197 (3.7%)	165	125	290 (5.4%)	+47.2%	(290)
持分法損益	56	35	91	85	52	137		

為替レート

売上高	US$	110	105	108	110	105	107	105
	EUR	133	137	135	136	134	135	134
利益	US$	110	106	108	110	105	108	105
	EUR	132	134	133	134	134	134	134

2006/3期　通期事業別業績

YAMAHA

売上高



5,341
5,365 (+0.4%)
5,460 (▲1.7%)
レク他
419
425 (+1.4)
440 (▲3.4)
リビング
428
430 (+0.5)
415 (+3.6)
電子機器・金属
690
575 (▲16.7)
585 (▲1.7)
AV・IT
777
835 (+7.5)
890 (▲6.2)
楽　器
3,026
3,100 (+2.4)
3,130 (▲1.0)
05/3
06/3 （今回予想）
06/3 （当初予想）

（　）内は前期比

前期との比較での為替影響は＋5億円
（楽器＋6億円、AV･IT▲1億円）
また、当初予想との比較では＋36億円
（楽器＋27億円、AV･IT＋9億円）

営業利益

（億円）



357
0
200
37
142
▲21
325
0
10
90
40
185
370
5
0
100
50
215
レク他
リビング
電子機器・金属
AV・IT
楽　器
レク他
05/3
06/3 （今回予想）
06/3 （当初予想）

前期との比較での為替影響は＋8億円
（楽器＋5億円、AV･IT＋3億円）
また、当初予想との比較では＋2億円
（楽器＋8億円、AV･IT▲5億円、電子機器・金属▲1億円）

楽器事業

YAMAHA

上期の状況

- 対前年同期および当初予想減収減益
- 為替影響を除いた実質売上高は前年同期比1.1%の減収。
  需要一巡に伴うエレクトーン大幅減収（89億円→49億円）が主因
- 当初予想比では実質3.7%の減収。国内エレクトーンと欧米電子楽器が予想を下回る。
- 韓国は好調持続、中南米順調
- 営業利益は売上構成の変化による売上総利益率の低下、物流コスト増加などにより対前年同期、当初予想とも減益。
- 上期末在庫は売上計画未達により、対前年同期、当初予想とも増加。特にアメリカでの在庫引き続き高水準

通期の状況と下期の重点施策

- 通期業績予想を下方修正
  売上高 3,100 億円、営業利益 185 億円の計画
- 欧米年末商戦に合わせた新商品の確実な市場導入
  高機能キーボードTyros2、デジタルミキサーM7CL
- 欧米を中心にCAビジネスの一層の拡大
- 「STAGEA」エントリーモデルは3月出荷予定
- 在庫水準適正化
- 製造構造改革のスピードアップ
- 中国市場政策推進



1,491
1,512
1,508
1,540
(億円)
その他
ヤマハ楽器
1,049
1,061
1,046
1,094
97
99
81
100
04/3
05/3
06/3
06/3 当初予想
売上高
営業利益
2,934
3,026
3,100
3,130
(億円)
2,032
2,114
2,168
2,219
105
142
185
215
04/3
05/3
06/3 予想
06/3 当初予想

中期での成長と収益力の強化に向けて

YAMAHA

1　成長市場への布石

中国市場



・ヤマハ音楽教室布石

11月グランドオープン　→　2010年までに、100会場、20,000人

・ピアノ販売網整備進行

今期末までに60拠点布石予定

・杭州ヤマハ増産体制進展

2006/3期生産目標　　ピアノ　8,000台、ギター　45,000本

中・東欧市場

・モスクワ駐在員事務所開設　（9月）

・拡大EU市場直売体制整備　（チェコ、スロバキア、ハンガリー、スロベニア）

2　CAビジネス強化

・フランスNEXO社との業務提携　（6月）

今後、システムソリューション展開と業務用スピーカービジネス本格着手

・欧州サポートセンター開設　（4月）

中期での成長と収益力の強化に向けて

YAMAHA

3 国内市場活性化

・音楽教室在籍生徒数増加

子供は15年振りに対前年同期増加。大人は初めて10万人を突破。都市型成人専用教室"コア100"は、中期目標100会場に対して、06/3月末で80会場の見込み。
郊外型新コンセプト教室"ユニ スタイル" は、中期目標200会場に対して、06/3月末で60会場の見込み。



音楽教室在籍数
□子供
■大人
510
489
471
419
417
422
84
85
88
91
94
100
2000
2001
2002
2003
2004
2005
(6月末在籍 千人)

4 コストダウン、生産性向上

・生産性向上施策推進 → 成果は徐々に現れてきている

TPS活動展開、生産リードタイム短縮（ピアノ 3ヶ月、その他楽器 2ヶ月）

拠点統合、再編の検討開始

コア人材育成（技能伝承）

ビジネスプロセス改善（SAP/R3導入）、在庫圧縮PJスタート

AV・IT事業

YAMAHA

上期の状況

・対前年同期および当初予想減収減益

・為替影響を除いた実質売上高は前年同期比4.3%の減収。国内、中国、アジア市場を中心にホームシアター減収

・営業利益は減収に加え、円安に伴う為替損の発生もあり、対当初予想減益

・期待のスピーカー「YSP」は出荷順調（上期は23,000台の出荷）

・ルーターは競争激化で前年同期、当初予想に対し減収

通期の状況と下期の重点施策

・通期業績予想を55億円下方修正し835億円の計画営業利益も40億円へ下方修正

・9月発売のYSP2モデルは通期ベースで10万台を超える出荷期待

・AV出荷納期短縮への取り組み（当期90日→来期56日）

・ラインアップ拡充とソリューション提案強化によるルーター事業の再活性化

・中国を含むアジア市場の販売網整備



(億円)
ルーター
A V
340
28
312
14
368
333
24
355
324
7
380
340
10
04/3
05/3
06/3
06/3
当初予想

売上高

営業利益



(億円)
783
719
44
777
706
37
835
756
40
890
803
50
04/3
05/3
06/3
予想
06/3
当初予想

電子機器・金属事業

YAMAHA

上期の状況

・携帯電話用音源LSIの需要減および単価下落で対前年同期減収減益。当初予想に対しては増収　増益

・6月発売の携帯電話用音源LSI新製品の出荷は順調

・中国メーカー向け携帯電話用音源LSI出荷減少

・電子金属は夏場以後市況回復傾向が見え始めている。

通期の状況と下期の重点施策

・通期業績予想を下方修正

・携帯電話用音源LSI新製品の増売によるシェア確保

・アミューズメントなど携帯用以外の既存LSIの増売

・新デバイスの開発と市場導入

・半導体工場0.18μプロセス投資継続→成果は2007年以降

・電子金属材料は原価低減継続と銅系コネクター材量産化



(億円)
電子金属
半導体
364
384
283
280
298
314
224
219
142
132
51
45
04/3
05/3
06/3
06/3
当初予想
売上高
営業利益
(億円)
769
690
575
585
640
567
452
458
300
200
90
100
04/3
05/3
06/3
予想
06/3
当初予想

リビング事業

上期の状況

- 対前年同期、当初予想とも増収増益
- システムキッチンシェア回復し、対前年同期大幅な売上伸長
- 増収に加え、人件費を中心とする固定費減少および合理化効果により、営業利益は10億円を計上
- AWE社向け販売順調

通期の状況と下期の重点施策

- 下期の売上高、営業利益は当初予想どおりの計画
- 10月発売のダブル保温の浴室新商品等の確実な市場導入
- ショールーム拡充等によるリフォームビジネス強化
- 製造改革の一層の推進による原価低減



（億円）
施工費他
キッチン
浴　室
232
212
226
210
34
31
30
30
112
107
100
103
11
▲
10
0
04/3
05/3
06/3
06/3
当初予想
売　上　高
営　業　利　益
（億円）
448
428
430
415
67
62
54
59
209
201
196
196
15
0
10
0
04/3
05/3
06/3
予想
06/3
当初予想

レクリエーション事業

YAMAHA

上期の状況

・「はいむるぶし」増室効果等により宿泊は概ね堅調に推移したものの、日帰り、婚礼の減少により、対前年同期および当初予想減収

・営業利益は減価償却費の減少と経費合理化で対前年同期大幅な改善となったが、対当初予想では損失幅拡大



(億円)
103
94
89
95
売上高
▲5
▲12
▲7
▲5
営業利益
04/3
05/3
06/3
06/3
当初予想

通期の状況と下期の重点施策

・通期業績予想を下方修正

・施設ごとに宿泊、日帰りの集客確保施策展開と一層の営業効率向上により収益改善を目指す



(億円)
201
183
185
200
▲11
▲23
▲10
▲5
04/3
05/3
06/3
予想
06/3
当初予想

その他事業

上期の状況

- セグメント全体では対前年同期減収。対当初予想では増収
- 自動車用内装部品、ゴルフ売上高は前年同期並みを維持するものの、部品・金型事業は減収
- 自動車用内装部品、FA等の製造原価低減効果で営業黒字化を達成

通期の状況と下期の重点施策

- 通期業績は当初予想どおり
- 自動車用内装部品は製造原価低減継続と最適生産方法の確立
- 携帯電話、デジタルカメラ等Mg成形部品の新規顧客開拓と増産に伴う生産能力確保


(億円)
YFT他
ゴルフ
自動車用部品
133
69
52
5
116
55
49
111
50
49
110
47
53
0
04/3
05/3
06/3
06/3
当初予想
売 上 高
営 業 利 益
(億円)
261
130
109
2
236
113
102
2
240
106
106
10
240
101
112
10
04/3
05/3
06/3
予想
06/3
当初予想

下期の重点商品(1)

YAMAHA

●Tyros2

2002年9月発売以降2万5千台を販売した「Tyros™」の後継機種として、欧州を中心に10月出荷開始(北米は11月出荷)。

特に欧州のセミプロミュージシャンに評価された従来モデルに、新たに新MEGA VOICEを搭載。10音色→19音色へ増加、ギター・ストリングス等でよりリアルな音を追加。機能としてはハードディスクレコーダー・プレーヤーにより楽曲の保存能力・再生能力が向上。

欧州での今期販売計画は6千台。



実勢価格:3, 599ユーロ

●デジタルミキサー「M7CL」

「Centralogic」による快適な操作性、コンパクト化の実現によりライブなど中規模のSR(音響設備)市場において、アナログミキサー顧客をターゲット。
10月発売後各市場での反響大きく、下期で1,350台を販売の見込み。



M7CL－48　:税込実勢価格　290万円
M7CL－32　:税込実勢価格　240万円

下期の重点商品(2)

YAMAHA

●デジタルサウンドプロジェクター「YSP800」、「YSP1000」



「YSP1」の後継モデル32インチ対応の「YSP800」、42インチ対応の「YSP1000」の2機種を9月に発売。内外で約9万台の出荷を予定。

YSP800　:実勢価格　$799
YSP1000 :実勢価格　$1499



●AudioEngine (MA-7)

128和音の携帯電話用LSI『AudioEngine™(オーディオエンジン)』独自のハイブリッドシンセサイザー、高品質サウンドプロセッサー、低消費電力Class-Dアンプなどから構成され、着メロをはじめ携帯電話から発するあらゆる音を高音質、高機能化。



●システムバス「ダブル保温」

「浴槽」と「浴室」をダブルで保温し、お風呂の温度を長時間冷めにくくした新しいタイプのシステムバス。10月発売



棚卸資産

YAMAHA

➢上期末在庫は前年同期および当初予想に対し増加
期末にかけて、在庫圧縮に注力する



(億円)
上期末
期 末
他 製品
仕掛品
/材料
AV・IT
楽 器
894
306
125
463
907
287
138
482
810
270
119
421
784
273
101
410
699
252
80
367
694
254
77
363
04/9末
05/9末
05/9末
(当初予想)
05/3末
06/3末
(予想)
06/3末
(当初予想)

付属資料

2006/3期 上期営業外損益、特別損益

YAMAHA

（億円）

	05/3(上期)実績	06/3(上期)実績	06/3(上期)当初予想
営業外損益			
持分法利益	56	85	56
金融収支	1	0	▲2
その他	▲16	▲16	▲24
計	+41	+69	+30
特別損益			
固定資産処分損益	▲4	5	▲1
減損損失	▲325		
その他	3	3	▲4
計	▲326	+8	▲5
法人税他			
法人税等	14	53	53
少数株主持分	4	3	2
計	18	56	55

2006/3期 通期営業外損益、特別損益

YAMAHA

（億円）

	05/3実績	06/3今回予想	06/3当初予想
営業外損益			
持分法利益	91	137	110
金融収支	▲3	▲6	▲6
その他	▲32	▲41	▲49
計	+56	+90	+55
特別損益			
固定資産処分損益	▲11	0	▲4
その他	▲67	0	▲6
計	▲78	0	▲10
法人税他			
法人税等	134	121	121
少数株主持分	4	4	4
計	138	125	125

05/3実績 特別損益 その他 ▲67 の内訳:
- 代行返上益 199
- 資産処分益等65
- 減損損失 ▲327

設備投資・減価償却費/研究開発費

YAMAHA

設備投資・減価償却費

(億円)

上期



111
その他
電子機器・金属
AV・IT
楽器
23
30
6
52
(95)
98
17
22
6
53
(92)
145
24
47
10
64
(97)
05/3
06/3
06/3
(当初予想)

通期



227
53
50
11
113
(190)
240
45
58
14
123
(195)
240
48
56
17
119
(199)
05/3
06/3
(予想)
06/3
(当初予想)

研究開発費



113
その他
電子機器・金属
AV・IT
楽器
11
20
25
57
115
11
22
25
57
117
13
25
26
53
05/3
06/3
06/3
(当初予想)



230
22
45
51
112
230
22
42
52
114
230
24
49
50
107
05/3
06/3
(予想)
06/3
(当初予想)

実質有利子負債

(億円)

フリーキャッシュフロー



▲24
291
▲180
251
05/3
上期
05/3
下期
06/3
上期
06/3
下期
(今回予想)

実質有利子負債



168
231
▲46
155
▲67
04/3末
04/9末
05/3末
05/9末
06/3末
(今回予想)

	04/3末	04/9末	05/3末	05/9末	06/3末(今回予想)
リゾート預託金残高	308	296	289	280	272

予想貸借対照表

YAMAHA

（億円）

	04/3末	04/9末	05/3末	05/9末	06/3末
現預金	321	425	512	313	330
売上債権	787	858	716	814	720
棚卸資産	721	894	784	907	699
他流動資産	188	248	244	246	223
固定資産	3,070	2,822	2,800	2,938	3,015
資産計	5,087	5,247	5,056	5,218	4,987
仕入債務	399	471	377	418	386
借入金	489	657	466	468	263
他負債	1,602	1,583	1,461	1,347	1,298
資本計	2,597	2,536	2,752	2,985	3,040
負債・資本計	5,087	5,247	5,056	5,218	4,987

＊他負債に少数株主持分を含む

日本市場のヤマハ楽器販売状況

YAMAHA

上期の売上高はエレクトーン「STAGEA」の出荷一巡で、対前年同期95%の水準。他の商品群はほぼ前年同期並み。音楽教室在籍生徒数が15年振りに増加に転じたこともあり、今後の反転期待。



(億円)
1500
1000
500
0
752
731 (97%)
705 (96%)
737 (105%)
702 (95%)
1,428
1,394 (98%)
1,344 (96%)
1,402 (104%)
1,367 (98%)
310
304 (98%)
296 (97%)
282 (88%)
592
559 (94%)
517 (92%)
547 (96%)
音楽教室他
ヤマハ楽器
02/3
03/3
04/3
05/3
06/3
02/3
03/3
04/3
05/3
06/3 (予想)
上期実績
通期ベース

( )内は前年同期比

アメリカ市場のヤマハ楽器販売状況

YAMAHA

上期ピアノ売上は前年同期比110%と回復基調、PAもデジタルミキサー中心に前年同期比120%と好調。ポータブルキーボードは競争激化で苦戦。ギターも期待を大きく下回る。年末はNEXOスピーカーと新デジタルミキサーM7CLの販売に期待。



卸金額
（百万US＄）
600
500
400
300
200
100
0
219
241
(110%)
241
(100%)
249
(103%)
257
(103%)
470
501
(107%)
532
(106%)
551
(103%)
585
(106%)
02/3
03/3
04/3
05/3
06/3
02/3
03/3
04/3
05/3
06/3
(予想)
上期実績
通期ベース

（ ）内は前年同期比

ドイツ市場のヤマハ楽器売上推移

YAMAHA

小売状況は全般的に低調。ピアノ以外の販売低迷。ポータブルキーボードの落ちこみ大きい。
年末商戦向けに電子楽器の期待商品「Tyros2」を発売、音質の評価が高い。



卸金額
(百万ユーロ €)
250
200
150
100
50
0
92
95
(103%)
94
(99%)
87
(92%)
85
(98%)
190
194
(102%)
188
(97%)
200
(106%)
189
(95%)
02/3
03/3
04/3
05/3
06/3
02/3
03/3
04/3
05/3
06/3
(予想)
上期実績
通期ベース

( )内は前年同期比

イギリス市場のヤマハ楽器売上推移

YAMAHA

楽器市況は依然厳しく、ピアノ・電子楽器・管楽器などが対前年同期ショートする中で、PAが対前年110%と好調に推移。年末は新ミキサーM7CLの大量受注を抱えて挽回を期待。



卸金額
（百万ポンド£）
80
60
40
20
0
26
28
(107%)
28
(100%)
30
(107%)
27
(90%)
62
63
(102%)
65
(103%)
66
(101%)
65
(98%)
02/3
03/3
04/3
05/3
06/3
02/3
03/3
04/3
05/3
06/3
（予想）
上 期 実 績
通 期 ベース

（ ）内は前年同期比

中国市場のヤマハ楽器販売状況

YAMAHA

ピアノは杭州製ピアノの増産で出荷増となるものの、中国製流通在庫増加し、単価下落の動き。PAは8月末の放送機器展（北京）への出展が奏効しデジタルミキサーの販売が好調。11月に音楽教室（上海）開講。



卸金額
（百万人民元）
800
600
400
200
0
259
242
(93%)
285
(118%)
314
(110%)
514
456
(89%)
540
(118%)
617
(114%)
03/3
04/3
05/3
06/3
03/3
04/3
05/3
06/3
（予想）
上期実績
通期ベース

（ ）内は前年同期比

ホームシアター市場規模
(ホームシアターシステム＋アンプ・レシーバー)

＜ホームシアターシステム＞

・北米：HTiB、DVD内蔵型とも伸び率が急激に落ち込み
・欧州：主要国ドイツで昨年の予測以上に縮小傾向
・日本：薄型テレビの普及に伴い薄型対応進行
・その他：中国製がアジア、中東欧で大きく成長傾向



629
966
1,214
1,264
1,327
他
日本
欧州
北米
02
03
04
05 (予想)
06 (予想)

＜AVアンプ・レシーバー＞

・北米：台数ベースで約10%の減少予測。
・欧州：市場は縮小傾向
・日本：落としていたシェアを4～6月に回復(31%)
・アジア、中国：市場拡大、パッケージ販売増加。

数量 (万台)



351
325
305
297
284
他
日本
欧州
北米
02
03
04
05 (予想)
06 (予想)

AV マーケットシェア

YAMAHA

〈日本〉


ホームシアターシステム
金額シェア(GfKJ)
20%
10%
0%
14%
11%
10%
14%
13%
'01
'02
'03
'04
'05(1-8月)


AVアンプ：金額シェア(GfKJ)
40%
30%
20%
10%
0%
23%
35%
39%
33%
31%
'01
'02
'03
'04
'05(1-8月)

〈アメリカ〉


ホームシアターシステム
金額シェア(INTELECT)
10%
5%
0%
7%
5%
6%
8%
8%
'01
'02
'03
'04
'05(1-8月)


AVレシーバー：金額シェア(INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
34%
34%
'01
'02
'03
'04
'05(1-8月)

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit

Analyst and Investor Briefing on the First Half of the Fiscal Year Ending March 31, 2006
(April 1, 2005 to September 30, 2005)

November 1, 2005

YAMAHA CORPORATION

Overview of Performance in the First Half

YAMAHA

First Half Results

- Net sales and operating income were lower than both the previous year and initial projections on April 28.

  Net sales declined ¥11.4 billion compared to the first half of last year. Electronic equipment and metal products decreased ¥10.1 billion.

  Net sales were ¥4.3 billion lower than initial projections. Lifestyle-related products reported net sales was ¥1.6 billion higher than projected, while musical instruments and AV/IT were ¥3.2 billion and ¥2.5 billion lower, respectively.

  Operating income decreased ¥9.8 billion from the first half of the previous year. Lifestyle-related products increased ¥1.1 billion, while electronic equipment and metal products dropped ¥8.1 billion.

  Operating income was ¥0.6 billion lower than initial projections, with lifestyle-related products exceeding forecasts by ¥1.0 billion and musical instruments falling short by ¥1.9 billion.

- Net income came in higher than initial projections owing to increased equity method income.
- Inventories at the end of the first half increased ¥1.3 billion over the first half of the previous year, primarily for musical instruments and AV products (increase of ¥9.7 billion over initial projections).

2Q Results

- 2Q net sales and operating income declined compared to the second quarter of the previous year.

  Net sales decreased ¥2.6 billion from the second quarter of a year ago as electronic equipment and metal products fell ¥2.7 billion.

  Operating income declined ¥1.7 billion from the second quarter of a year ago. Lifestyle-related products increased ¥0.7 billion, but electronic equipment and metal products decreased ¥3.0 billion.

- Inventory adjustments were made by cutting production, etc., but this has not led to reduced inventories because of substantial sales declines in the musical instruments and AV/IT businesses.

Business Performance in First Half FY March 2006

YAMAHA

➢Net sales and operating income declined from the first half of the previous year and were lower than initial projections.

(Billions of yen)

	FY Mar 05 (1H)	FY Mar 06 (1H)	Change from FY Mar 05 (1H)	FY Mar 06 (1H) Projections	Change from Projections	2Q Results
Net Sales	268.6	257.2	(4.2%)	261.5	(1.6%)	133.1
Operating Income (Operating Income Ratio)	24.2	14.4 (5.6%)	(40.6%)	15.0	(4.0%)	7.5
Recurring Profit (Recurring Profit Ratio)	28.3	21.3 (8.3%)	(24.6%)	18.0	+18.3%	9.7
Net Income (Net Income Ratio)	(6.1)	16.5 (6.4%)	-	12.0	+37.5%	6.7
Equity Method Income	5.6	8.5		5.6		3.2

Currency Exchange Rate

		FY Mar 05 (1H)	FY Mar 06 (1H)	FY Mar 06 (1H) Projections
Net Sales	US$	110	110	105
	EUR	133	136	134
Operating Income	US$	110	110	105
	EUR	132	134	134

Performance by Business Segment in First Half FY March 2006

YAMAHA

Net Sales



Recreation & Others
Lifestyle-Related Products
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
268.6
21.0
21.2
38.4
36.8
151.2
257.2
(-4.2%)
20.0
(-4.8)
22.6
(+6.6)
28.3
(-26.3)
35.5
(-3.5)
150.8
(-0.3)
261.5
(-1.6%)
20.5
(-2.4)
21.0
(+7.6)
28.0
(+1.1)
38.0
(-6.6)
154.0
(-2.1)
FY Mar 05 (1H)
FY Mar 06 (1H)
FY Mar 06 (1H) (Initial Projections)

Operating Income

(Billions of yen)



24.2
13.2
2.4
9.9
-0.1
-1.3
Lifestyle-Related Products
Recreation & Other
14.4
1.0
5.1
0.7
8.1
-0.6
15.0
0
4.5
1.0
10.0
-0.5
Lifestyle-Related Products
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
FY Mar 05 (1H)
FY Mar 06 (1H)
FY Mar 06 (1H) (Initial Projections)

Figures in parentheses represent change from the same period of the previous year or initial projections

Year-on-year after translation adjustments: up ¥1.5 billion (musical instruments up ¥1.2 billion, AV/IT up ¥0.3 billion)
Verses initial projections after translation adjustments: up ¥3.3 billion (musical instruments up ¥2.5 billion, AV/IT up ¥0.8 billion)

Year-on-year after translation adjustments: up ¥0.7 billion (musical instruments up ¥0.6 billion, AV/IT up ¥0.1 billion)
Verses initial projections after translation adjustments: up ¥0.1 billion (musical instruments up ¥0.7 billion, AV/IT down ¥0.5 billion, electronic equipment and metal products down ¥0.1 billion)

Forecast for Business Performance in FY March 2006 (Full Year)

YAMAHA

➢Downward revision of full year net sales and operating income

(Billions of yen)

	FY Mar 05 Actual			FY Mar 06 Projections			Change from Previous Fiscal Year	(Initial Projections)
	1H	2H	Total	1H	2H	Total		
Net Sales	268.6	265.5	534.1	257.2	279.3	536.5	+0.4%	(546.0)
Operating Income (Operating Income Ratio)	24.2	11.5	35.7 (6.7%)	14.4	18.1	32.5 (6.1%)	-9.0%	(37.0)
Recurring Profit (Recurring Profit Ratio)	28.3	13.0	41.3 (7.7%)	21.3	20.2	41.5 (7.7%)	+0.5%	(42.5)
Net Income (Net Income Ratio)	-6.1	25.8	19.7 (3.7%)	16.5	12.5	29.0 (5.4%)	+47.2%	(29.0)
Equity Method Income	5.6	3.5	9.1	8.5	5.2	13.7		

Currency Exchange Rate

Net Sales	US$	110	105	108	110	105	107	105
	EUR	133	137	135	136	134	135	134
Operating Income	US$	110	106	108	110	105	108	105
	EUR	132	134	133	134	134	134	134

Forecast for Performance by Segment in FY March 2006 (Full Year)

YAMAHA

Net Sales



Recreation & Others
Lifestyle-Related Products
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
534.1
41.9
42.8
69.0
77.7
302.6
536.5 (+0.4%)
42.5 (+1.4)
43.0 (+0.5)
57.5 (-16.7)
83.5 (+7.5)
310.0 (+2.4)
546.0 (-1.7%)
44.0 (-3.4)
41.5 (+3.6)
58.5 (-1.7)
89.0 (-6.2)
313.0 (-1.0)
FY Mar 05
FY Mar 06 (New Projections)
FY Mar 06 (Initial Projections)

Operating Income

(Billions of yen)



35.7
0
20.0
3.7
14.2
-2.1
Recreation & Others
32.5
0
1.0
9.0
4.0
18.5
37.0
0.5
0
10.0
5.0
21.5
Recreation & Others
Lifestyle-Related Products
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
FY Mar 05
FY Mar 06 (New Projections)
FY Mar 06 (Initial Projections)

Figures in parentheses represent year-on-year change

Year-on-year after translation adjustments: up ¥0.5 billion (musical instruments up ¥0.6 billion, AV/IT down ¥0.1 billion)
Verses initial projections after translation adjustments: up ¥3.6 billion (musical instruments up ¥2.7 billion, AV/IT up ¥0.9 billion)

Year-on-year after translation adjustments: up ¥0.8 billion (musical instruments up ¥0.5 billion, AV/IT up ¥0.3 billion)
Verses initial projections after translation adjustments: up ¥0.2 billion (musical instruments up ¥0.8 billion, AV/IT down ¥0.5 billion, electronic equipment and metal products down ¥0.1 billion)

Musical Instruments

YAMAHA

1H Overview

- Lower sales and income than year-ago 1H and initial projections
- Real sales after translation adjustment decreased 1.1% year-on-year. The major factor was substantially lower Electone™ sales (¥8.9 bn to ¥4.9 bn) as demand ran its course.
- Real sales fell 3.7% against initial projections. Electone™ sales in Japan and electronic musical instrument sales in Europe and the U.S. fell short of projections.
- South Korea remained strong while Central and South America were steady.
- Operating income was down year-on-year and lower than projections due in part to lower gross profit caused by changes in the makeup of sales and higher distribution costs.
- Inventories at end-1H were higher than year-ago 1H and initial projections due to not achieving the sales plan.
- Continued high inventory level especially in the U.S.


(Billions of yen)
149.1
151.2
150.8
154.0
Other
YAMAHA Musical Instruments
104.9
106.
104.6
109.4
9.7
9.9
8.1
10.0
Net Sales
Operating Income
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 06 Initial Projections

Full Year Overview and 2H Priorities

- Projections for full year performance revised downward: Plan net sales at ¥310.0 billion and operating income at ¥18.5 billion.
- Steadily introduce new products to the market timed with the year-end sales rush in Europe and the U.S.

Highly functional keyboard Tyros2 and digital mixer M7CL

- Further expand CA business centering on Europe and the U.S.
- March shipments planned for STAGEA™ entry model
- Optimize inventory levels
- Speed up manufacturing structure reforms
- Promote policies for the Chinese market


293.4
302.6
310.0
313.0
(Billions of yen)
203.2
10.5
14.2
18.5
21.5
FY Mar 04
FY Mar 05
FY Mar 06 New Projections
FY Mar 06 Initial Projections

Toward Medium-Term Growth and Improved Profitability

YAMAHA

1. Laying Groundwork for Growth Markets

Chinese Market



- Yamaha music schools
  November grand opening – 100 sites and 20,000 pupils by 2010
- Continue developing piano sales network
  Plan to prepare 60 sites by term-end
- Move forward on increasing production at Hangzhou Yamaha
  Targeting production of 8,000 pianos and 45,000 guitars in fiscal year to March 2006

Central and Eastern European Markets

- Representative office established in Moscow in September
- Develop system for direct sales in expanded EU market (Czech Republic, Slovakia, Hungary, Slovenia)

2. Strengthening CA Business

- Business alliance with France's NEXO in June
  Intend to develop system solutions and launch full-fledged commercial speaker business
- Established European Support Center in April

Toward Medium-Term Growth and Improved Profitability

YAMAHA

3. Stimulating the Domestic Market

- Increase enrollment at music schools

Children increased year-on-year for the first time in 15 years. Adults topped 100 thousand. Estimating 80 “Core 100” urban schools for adults by March 31, 2006; medium-term target of 100 sites.

Estimating 60 “UniStyle” suburban-type concept schools; medium-term target of 200 sites.

Music School Enrollment



Children
Adults
510
84
489
85
471
88
419
91
417
94
422
00
2000
2001
2002
2003
2004
2005

(Enrollment as of June 30; Thousands)

4. Reducing Costs, Increasing Productivity

- Effects of promoting measures to increase productivity gradually materializing.

Develop TPS activities, shorten production lead times (piano three months, other instruments two months)

Start considering production site consolidation and restructuring

Train core personnel (pass on skills)

Improve business processes (implement SAP/R3), start inventory reduction project

AV/IT

YAMAHA

1H Overview

- Lower sales and income than year-ago 1H and initial projections
- Real sales after translation adjustment decreased 4.3% year-on-year. Home theater sales decreased primarily in Japanese, Chinese and Asian markets.
- Operating income was lower than initial projections due to lower sales and translation losses caused by a weak yen.
- Solid shipments of YSP speakers, a product for which expectations are high (23,000 units shipped in first half)
- Router sales were lower than year-ago 1H and initial projections due to heightened competition.

Full Year Overview and 2H Priorities

- Full year sales projections revised downward by ¥5.5 billion to ¥83.5 billion. Operating income also revised downward to ¥4.0 billion.
- Expect shipments to exceed 100,000 units on a full year basis for "YSP" 2 models, which was launched in September.
- Initiatives to shorten shipment schedules for AV products (from 90 days this term to 56 days next term)
- Revitalize router business by enhancing lineup and strengthening solution proposals
- Develop sales network in Asian markets, including China



Routers
AV
34.0
36.8
35.5
38.0
1.4
2.4
0.7
1.0
(Billions of yen)
Net Sales
Operating Income
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 06
Initial Projections
78.3
77.7
83.5
89.0
4.4
3.7
4.0
5.0
(Billions of yen)
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 06
New Projections
Initial Projections

Electronic Equipment and Metal Products

YAMAHA

1H Overview

- Year-on-year decline in sales and income due to lower demand for LSI sound chips for mobile phones and falling unit prices. But both sales and income higher than initial projections.
- Solid shipment levels of new LSI sound products for mobile phones launched in June
- Decrease in shipments of sound LSI chips for Chinese mobile phone manufacturers
- Starting to see recovery in electronic metals since summer

Full Year Overview and 2H Priorities

- Downward revision of full year results projections
- Secure market share by increasing sales of new LSI sound products for mobile phones
- Increase sales of existing LSI chips for applications other than mobile phones like chips for pachinko
- Develop and market new devices
- Continue investment in 0.18μ processes at semiconductor plants. Results expected starting in 2007.
- For electronic metal materials, continue efforts to reduce costs and ramp up production for copper connectors



36.4
38.4
28.3
28.0
(Billions of yen)
Electronic Metals
Semiconductors
29.8
14.2
31.4
13.2
22.4
5.1
21.9
4.5
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 06 Initial Projections
Net Sales
Operating Income



76.9
69.0
57.5
58.5
(Billions of yen)
64.0
30.0
56.7
20.0
45.2
9.0
45.8
0.0
FY Mar 04
FY Mar 05
FY Mar 06 New Projections
FY Mar 06 Initial Projections

Lifestyle-Related Products

YAMAHA

1H Overview

- Higher sales and income than year-ago 1H and initial projections.
- Considerable year-on-year sales growth due to recovery in market share for system kitchens
- Posted ¥1.0 billion in operating income due to higher sales, decreased personnel costs and other fixed expenditures, and effects of rationalization measures.
- Solid sales to Air Water Emoto

Full Year Overview and 2H Priorities

- 2H net sales and operating income right at initial projections
- Steadily market new products including the "double-heating" system bathroom launched in October.
- Strengthen remodeling business by enhancing showrooms, etc.
- Reduce costs by further promoting manufacturing reforms



(Billions of yen)
Installation, etc.
Kitchens
Bathrooms
23.2
3.4
1.2
1.1
21.2
3.1
0.7
22.6
3.0
0.0
1.0
21.0
3.0
0.3
0
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 06 Initial Projections
Net Sales
Operating Income



(Billions of yen)
44.8
6.7
20.9
1.5
42.8
6.2
20.1
0
43.0
5.4
9.6
1.0
41.5
5.9
9.6
0
FY Mar 04
FY Mar 05
FY Mar 06 New Projectio
FY Mar 06 Initial Projections

Recreation

YAMAHA

1H Overview

・Lodging was generally solid owing in part to more rooms at Haimurubushi™, but sales overall were lower than both year-ago 1H levels and initial projections due to fewer day trips and weddings.

・Operating income improved substantially year-on-year thanks to lower depreciation and streamlining administrative costs, but the loss was larger than initial projections.



(Billions of yen)
10.3
9.4
8.9
9.5
-0.5
-1.2
-0.7
-0.5
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 06 Initial Projections

Net Sales

Operating Income

Full Year Overview and 2H Priorities

・Downward revision of full year results projections.

・Aim to improve income by developing measures to attract lodging and day-trip guests for each facility and by further improving operating efficiency.



(Billions of yen)
-1.1
-2.3
-1.0
-0.5
FY Mar 04
FY Mar 05
FY Mar 06 New Projections
FY Mar 06 Initial Projections

Others

YAMAHA

1H Overview

- Lower sales than year-ago 1H for the segment overall, but higher than initial projections.
- Sales of automobile interior wood components and golf clubs maintained the same level as the previous year, but sales of metallic molds and components decreased.
- Operating income returned to the black thanks to lower manufacturing costs for automobile interior wood components and factory automations, etc.



(Billions of yen)
Other Businesses of YFT
Golf clubs
Automobile Interior Wood Components
13.3
6.9
5.2
0.5
11.6
5.5
4.9
-0.1
11.1
5.0
4.9
0.1
11.0
4.7
5.3
0
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 06 Initial Projections
Net Sales
Operating Income

Full Year Overview and 2H Priorities

- Full year forecast has not changed from initial projections.
- For automobile interior wood components, continue to reduce manufacturing costs and establish optimal production methods
- Develop new customers for magnesium molds and components in sectors such as mobile phones and digital cameras, and secure production capacity by increasing production



(Billions of yen)
26.1
13.0
10.9
-0.2
23.6
11.3
10.2
0.2
24.0
10.6
10.6
1.0
24.0
10.1
1.0
FY Mar 04
FY Mar 05
FY Mar 06 New Projections
FY Mar 06 Initial Projections

2H Priority Products - 1

YAMAHA

●Tyros2

Shipments commenced in October primarily to Europe (November for North America)。The Tyros2 is the successor to Tyros™, which sold 25,000 units after put on the market in September 2002.

New MEGA VOICE added to previous model, which was particularly well-received by semiprofessionals in Europe. Tones increased from 10 to 19 and more realistic tones like guitar strings added. In terms of function, storage capacity and play capacity were raised thanks to the hard drive-based recorder/player.

Plans call for sales in Europe of 6,000 units.

Current Market Price: 3,599 euro



●Digital Mixer M7CL

Targets analog mixer customers in the mid-size sound recording market (small concert venues, etc.) due to easy operation enabled by Centralogic and more compact size. Made a major impact on markets immediately after launch in October. Expect sales of 1,350 units in the second half.

M7CL-48: Current Market Price (with tax): ¥2.9 million
M7CL-32: Current Market Price (with tax): ¥2.4 million



2H Priority Products - 2

YAMAHA

● Digital Sound Producers YSP800 and YSP1000



32-inch compatible YSP800 and 42-inch compatible YSP1000, the successor to the YSP1, both launched on market in September. Plan to ship approximately 90,000 units domestically and to overseas.



YSP800: Current Market Price $799
YSP1000: Current Market Price $1499

● AudioEngine (MA-7)



AudioEngine™, a 128 note LSI chip for mobile phones, is comprised of a proprietary hybrid synthesizer, high quality sound processor, low power class-D amp, etc. It provides high sound quality and functionality for all sound generated by mobile phones, including ring tone melodies.

● "Double-Heating" System Bathroom



New type of system bathroom that heats both the bathtub and the bathroom and helps maintain the heat of the water in the bathtub over a long period. Launched in October

Inventories

Inventories at the end of the first half were higher than the previous year and initial projections. We will work to reduce inventories ahead of the term-end.

(Billions of yen)



1H-End
89.4
90.7
81.0
Goods in Process /Materials
30.6
28.7
27.0
AV/IT
12.5
13.8
11.9
Musical Instruments
46.3
48.2
42.1
FY Mar 05
FY Mar 06
FY Mar 06 (Initial Projections)
Term-End
78.4
69.9
69.4
27.3
25.2
25.4
10.1
8.0
7.7
41.0
36.7
36.3
FY Mar 05
FY Mar 06 (New Projections)
FY Mar 06 (Initial Projections)

Appendix

Non-Operating Income/Loss & Extraordinary Income/Loss for First Half FY March 2006

YAMAHA

(Billions of yen)

	FY Mar 05 (1H)	FY Mar 06 (1H)	FY Mar 06 (1H) (Initial Projections)
Non-Operating Income (Loss)			
Equity method income	5.6	8.5	5.6
Net financial income (loss)	0.1	0	(0.2)
Other	(1.6)	(1.6)	(2.4)
Total	+ 4.1	+ 6.9	+ 3.0
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	(0.4)	0.5	(0.1)
	(32.5)		
Impairment loss	0.3	0.3	(0.4)
Other			
Total	(32.6)	+ 0.8	(0.5)
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	1.4	5.3	5.3
Minority interests in consolidated subsidiaries	0.4	0.3	0.2
Total	1.8	5.6	5.5

Full Year Non-Operating Income/Loss, Extraordinary Income/Loss for FY March 2006

YAMAHA

(Billions of yen)

	FY Mar 05	FY Mar 06 New Projections	FY Mar 06 Initial Projections
Non-Operating Income (Loss)			
Equity method income	9.1	13.7	11.0
Net financial income (loss)	(0.3)	(0.6)	(0.6)
Other	(3.2)	(4.1)	(4.9)
Total	+ 5.6	+ 9.0	+5.5
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	(1.1)	0	(0.4)
Other	(6.7)	0	(0.6)
Total	(7.8)	0	(1.0)
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	13.4	12.1	12.1
Minority interests in consolidated subsidiaries, etc.	0.4	0.4	0.4
Total	13.8	12.5	12.5

Note to FY Mar 05 Other extraordinary income (loss) of (6.7):
- Gain on return of substitutional portion: 19.9
- Gain on asset disposal : 6.5
- Impairment loss: -32.7

Capital Expenditure/Depreciation/R&D Expenses

YAMAHA

(Billions of yen)

Capital Expenditure/Depreciation

1H


11.1
(9.5)
2.3
3.0
0.6
5.2
Others
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
9.8
(9.2)
1.7
2.2
0.6
5.3
14.5
(9.7)
2.4
4.7
1.0
6.4
FY Mar 05
FY Mar 06
FY Mar 06 (Initial Projections)

Full Year


22.7
(19.0)
5.3
5.0
1.1
11.3
24.0
(19.5)
4.5
5.8
1.4
12.3
24.0
(19.9)
4.8
5.6
1.7
11.9
FY Mar 05
FY Mar 06 (New Projections)
FY Mar 06 (Initial Projections)

R&D Expenditures


11.3
1.1
2.0
2.5
5.7
Others
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
11.5
1.1
2.2
2.5
5.7
11.7
1.3
2.5
2.6
5.3
FY Mar 05
FY Mar 06
FY Mar 06 (Initial Projections)


23.0
2.2
4.5
5.1
11.2
23.0
2.2
4.2
5.2
11.4
23.0
2.4
4.9
5.0
10.7
FY Mar 05
FY Mar 06 (New Projections)
FY Mar 06 (Initial Projections)

Interest-Bearing Liabilities (Actual Balance)

YAMAHA

(Billions of yen)

Free Cash Flows



- 2.4
29.1
- 18.0
25.1
FY Mar 05 1H
FY Mar 05 2H
FY Mar 06 1H
FY Mar 06 2H (New Projections)

Interest-Bearing Liabilities

Long-and short-term borrowings, less cash and deposits



16.8
23.1
-4.6
15.5
- 6.7
As of Mar. 31, 04
As of Sept. 30, 04
As of Mar. 31, 05
As of Sept. 30, 05
As of Mar. 31, 06 (New Projections)

* Not included in above

Balance of resort security deposits	30.8	29.6	28.9	28.0	27.2

Balance Sheet Summary

YAMAHA

(¥100 million)

	As of March 31, 2004	As of Sept. 30, 2004	As of March 31, 2005	As of Sept. 30, 2005	As of March 31, 2006
Cash and Bank Deposits	32.1	42.5	51.2	31.3	33.0
Accounts and Notes Receivable	78.7	85.8	71.6	81.4	72.0
Inventories	72.1	89.4	78.4	90.7	69.9
Other Current Assets	18.8	24.8	24.4	24.6	22.3
Fixed Assets	307.0	282.2	280.0	293.8	301.5
Total Assets	508.7	524.7	505.6	521.8	498.7
Accounts and Notes Payable	39.9	47.1	37.7	41.8	38.6
Short- and Long-Term Borrowings	48.9	65.7	46.6	46.8	26.3
Other Liabilities	160.2	158.3	146.1	134.7	129.8
Shareholders' Equity	259.7	253.6	275.2	298.5	304.0
Total Liabilities and Shareholders' Equity	508.7	524.7	505.6	521.8	498.7

*Other liabilities includes minority interests in consolidated subsidiaries

YAMAHA Musical Instrument Sales in the Japanese Market

YAMAHA

Sales in the first half were 95% of the same period the previous year as shipments of the Electone™ STAGEA™ ran their course. Other products were about the same as the previous year. Enrollment in music schools increased for the first time in 15 years and this should produce an impact going forward.


(¥100 million)
1500
1000
500
0
752
310
731
(97%)
304
(98%)
705
(96%)
296
(97%)
737
(105%)
702
(95%)
282
(88%)
1,428
592
1,394
(98%)
559
(94%)
1,344
(96%)
517
(92%)
1,402
(104%)
1,367
(98%)
547
(96%)
Music schools, etc.
Yamaha musical instruments
FY Mar 02
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 02
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06 (Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

YAMAHA Musical Instrument Sales in the U.S. Market

YAMAHA

Piano sales in the first half recovered to 110% of the same period the previous year. Professional audio equipment, especially digital mixers, performed well, with sales coming in at 120% of the same period the previous year. Portable keyboards encountered tough conditions due to heightened competition. Guitars also fell considerably short of expectations. Expectations are high for year-end sales of NEXO speakers and the new digital mixer M7CL.



Wholesale Amount
(Millions of U.S. Dollars)
600
500
400
300
200
100
0
219
241
(110%)
241
(100%)
249
(103%)
257
(103%)
470
501
(107%)
532
(106%)
551
(103%)
585
(106%)
FY Mar 02
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 02
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

YAMAHA Musical Instrument Sales in the German Market

YAMAHA

Retail conditions overall were slow. Sales of products other than pianos stagnated. Large drop-off in portable keyboards.
Launched Tyros2, an electronic instrument for which expectations are high, for the year-end sales rush. Its sound quality has earned praise.



Wholesale Amount
(Millions of Euro)
250
200
150
100
50
0
92
95
(103%)
94
(99%)
87
(92%)
85
(98%)
190
194
(102%)
188
(97%)
200
(106%)
189
(95%)
FY Mar 02
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 02
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

YAMAHA Musical Instrument Sales in the U.K. Market

YAMAHA

Musical instruments faced difficult market conditions, as pianos, electronic instruments, and wind instruments fell short of the levels posted in the first half last year. Professional audio equipment performed well though, with sales amounting to 110% of the previous year. A recovery is expected at the year-end with a large volume of orders for the new mixer M7CL.



Wholesale Amount
(Millions of Pounds)
80
60
40
20
0
26
28
(107%)
28
(100%)
30
(107%)
27
(90%)
62
63
(102%)
65
(103%)
66
(101%)
65
(98%)
FY Mar 02
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 02
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

YAMAHA Musical Instrument Sales in the Chinese Market

Although shipments of pianos increased owing to ramped up production of Hangzhou-made pianos, inventory made and distributed by Chinese manufactures increased and unit prices fell. In the area of professional audio equipment, products were exhibited at a broadcast equipment exhibition at the end of August in Beijing, which contributed to a strong performance from digital mixers. Music schools will open in Shanghai in November.



Wholesale Amount
(Millions of Chinese Yuan)
800
600
400
200
0
259
242
(93%)
285
(118%)
314
(110%)
514
456
(89%)
540
(118%)
617
(114%)
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
FY Mar 03
FY Mar 04
FY Mar 05
FY Mar 06
(Projection)
First Half
Full Year

Figures in parentheses are year-on-year comparisons

Scale of Home Theater Market
(Home theater systems, amplifiers and receivers) YAMAHA

Home Theater Systems

- N. America: Rapid decline in growth rates for both HTiB and home theater systems with DVD
- Europe: Shrinking more than the last year's forecasts in Germany, a principal market
- Japan: Progress in flat-panel compatibility as popularity of flat-panel televisions grows
- Other: Chinese-made products are growing substantially in Asia and Central and Eastern Europe



629
966
1,214
1,264
1,327
Other
Japan
Europe
N. America
02
03
04
05 (Projection)
06 (Projection)

AV Amplifiers and Receivers

- N. America: Forecast approx. 10% decrease on a volume basis
- Europe: Market contracting
- Japan: Declining market share recovered in April-June period (31%)
- Asia, China: Market expanding, package sales increasing.

Volume (Ten Thousand Units)



351
325
305
297
284
Other
Japan
Europe
02
03
04
05 (Projection)
06 (Projection)

AV Market Share

Japan



Home Theater Systems: Share of Total Sales Amount (GfKJ)
20%
10%
0%
14%
11%
10%
14%
13%
'01
'02
'03
'04
'05(Jan.-Aug.)



AV Amplifiers: Share of Total Sales Amount (GfKJ)
40%
30%
20%
10%
0%
23%
35%
39%
33%
31%
'01
'02
'03
'04
'05(Jan.-Aug.)

U.S.



Home Theater Systems: Share of Total Sales Amount (INTELECT)
10%
5%
0%
7%
5%
6%
8%
8%
'01
'02
'03
'04
'05(Jan.-Aug.)



AV Receivers: Share of Total Sales Amount (INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
34%
34%
'01
'02
'03
'04
'05(Jan.-Aug.)

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in our operating and economic conditions, demand trends, and the value of key currencies, such as the U.S. dollar and EURO.

２００５年１０月３１日

各位

会社名　　ヤマハ株式会社
代表者名　代表取締役社長　伊藤　修二
(コード番号 7951 東証第一部)

海外現地法人解散決定のお知らせ

当社は、シンガポールの楽器販売現地法人であるヤマハ・ミュージック・アジア（略称 YMA）の１００％出資子会社　ミュージック・プラザ（略称 MPZ　シンガポール）の解散を決定しましたのでお知らせ致します。

◇

MPZ社は、ヤマハを含む海外著名ブランド製品を展示・販売する目的で、１９８８年に設立されました。その後、ヤマハ製品中心への販売展開に方針を変更したこともあり、ブランド統一の観点から音楽教室、AV製品の販売を担当していたYMA社との事業統合を進め、昨年から事実上の休眠状態にありました。

この度、シンガポール国内での楽器販売をYMA社が展開することが周知出来たとの判断からMPZ社を解散することに致しました。

清算に伴う費用はほとんど発生せず、この決定に伴う連結業績への影響はありません。

◇

１．解散法人

社　名　：　Music Plaza Pte. Ltd.（ミュージック・プラザ）
ヤマハ㈱１００％出資の販売現地法人ヤマハ・ミュージック・アジアの１００％出資子会社

所在地　：　シンガポール

代表者　：　社長　中島　潔（ヤマハ・ミュージック・アジア社長兼任）

資本金　：　１０万シンガポールドル

事　業　：　楽器卸・小売販売

従業員　：　現在籍人員はなし

清算結了　：　２００６年９月末予定

２．問合せ先

ヤマハ株式会社　広報部広報・IR グループ
TEL　０３－５４８８－６６０１

以上

October 31, 2005
YAMAHA CORPORATION

Dissolution of Overseas Subsidiary

(Notice of Decision to Dissolve Overseas Subsidiary)

YAMAHA CORPORATION announced today that it has decided to dissolve Music Plaza Pte. Ltd. (MPZ). MPZ is a wholly owned subsidiary of Yamaha Music (Asia) Pte., Ltd. (YMA), which is Yamaha Corporation's wholly owned musical instrument sales subsidiary in Singapore.

MPZ was established in 1988 to exhibit and market products sold under brands well-known including the YAMAHA brand. Subsequently, the marketing strategy was changed to a strategy focused on YAMAHA products and, with the goal of promoting a more-unified brand strategy, musical instrument marketing operations were progressively consolidated within YMA, which had previously been responsible for music school and AV product marketing operations. This led to the effective suspension of operations by MPZ from last year.

As it is now generally understood that YMA will handle musical instrument marketing operations within Singapore, the decision was made to dissolve MPZ.

The dissolution will not entail significant expenses, and the decision to dissolve MPZ will not affect consolidated results.

1. The Subsidiary to Be Dissolved

Company name:	Music Plaza Pte. Ltd. (a wholly owned subsidiary of Yamaha Music (Asia) Pte., Ltd., which is Yamaha Corporation's wholly owned musical instruments sales subsidiary in Singapore.)
Location:	Singapore
Representative:	Kiyoshi Nakajima, President (concurrently serving as president of Yamaha Music (Asia) Pte., Ltd.)
Paid-in capital:	S$100,000
Business:	Sale of musical instruments
Employees:	The company currently has no employees.
Liquidation date:	September 30, 2006 (scheduled)

2. Inquiries

For further information, please contact:

YAMAHA CORPORATION
Public & IR Relations Group,
Public Relations Division
TEL +81-3-5488-6601
FAX +81-3-5488-5060